PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

ГУМ
1893
КРАСНАЯ ПЛОЩАДЬ

RECEIVED
2006 JUN 23 P 4:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ГУМ
19 ИЮН 2006
№ 1602
ИСХОДЯЩИЕ

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549

06014650

Re: JS~~"GUM TH"~~ 4132
Exemption No.: 82-~~4152~~
AO Torgovy Dom Gum

SUPPL

Dear Ladies and Gentlemen,
In connection with the JSC "GUM Trading House"s exemption (Russia), pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following:

- A notice on the substantial fact – the information about the decisions of the general meetings;
- The amendments to the Articles of Association Joint Stock Company "GUM Trading House";
- The Regulation "On procedure for preparation, call and holding of GSM for JSC "GUM Trading House» (in a new edition);
- The Regulation "On the Board of Directors of the Open Joint Stock Company "GUM Trading House" (in a new edition).
- The regulation "On sole and collegiate executive bodies of the Open Joint Stock Company "GUM Trading House" (in a new edition).
- The annual report of JSC "GUM Trading House" according to the results of 2005 year.

The Bank of New York operates as the depositary bank of the mentioned company under the Reg. No. 33-32922, Form -6, which was declared by the U.S. Securities and Exchange Commission (SEC) effective from June 7, 1996.

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

Best regards,
Director of Legal Department A.S. Rusakov

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ Г. Р. ГУМ РОССИЯ GUM TRADING HOUSE МОСКВА

6/26

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ, КРАСНАЯ ПЛОЩАДЬ, 3, МОСКВА, РОССИЯ, 109012, WWW.GUM.RU, ТЕЛЕФОН: (495) 788 4343, ФАКС: (495) 777 7565, EMAIL: INFO@GUM.RU

Information about material fact
“Information about the Resolutions of General Meetings”

1. General Information	
1.1. Issuer Full Brand Name	Open-end Joint-stock Company “GUM Trading House”
1.2. Issuer Short Brand Name	Open JSC “GUM TH”
1.3. Issuer Location	Russian Federation, Moscow, Postal address: build. 3, Red Square, Moscow, 109012.
1.4. Issuer ORGN	1027739098287
1.5. Issuer TIN	7710035963
1.6. Issuer unique code assigned by registering body	00030-A
1.7. Internet site used by the Issuer to disclose information	WWW.GUM.RU/ISSUER.PHP
1.8. Name of the periodic printing publication (publications) used by the Issuer to publish information	Newspaper “Izvestia”

1.9. Code(s) of the material fact(s)	100003A14062006

2. Information Content

2.1. Type of General Meeting: Annual General Meeting of Shareholders.
2.2. Form of holding the General Meeting: Meeting (joint attendance of shareholders to discuss the issues of agenda and make decisions on the issues put to the vote).
2.3. Date and place of holding the General Meeting: June 3, 2006; Moscow, Red Square, build.3, 1st line, 3rd floor, in the premises of Show Room.
2.4. Quorum of the General Meeting: 30 000 001 votes
2.5. The issues put to the vote, and the results of voting:

- Approval of the annual report, annual accounting control, including the profit and loss statement (income and loss account), of Open JSC “GUM Trading House”, and distribution of the profit and loss of Open JSC “GUM Trading House” based on the results of 2005.

“For” - 47 775 597 (99,41%)
“Against” -177 968 (0,37%)
“Abstained” - 28 890 (0,06%)

- On paying dividends to the shareholders of Open JSC “GUM Trading House” for 2005.

“For”- 46 982 703 (97,76%)
“Against”- 971 482 (2,02%)
“Abstained”- 27 870 (0,06%)

- Election of members of Board of Directors of Open JSC “GUM Trading House”.

Voting results on candidates:

#	Candidate last name, first name and patronymic

Number of the cast votes:

FOR Against all candidates Abstained on all candidates		
Vechkanov, Vyacheslav Leonidovich	1	49 872 574
Guguberidze, Teimuraz Vladimirovich	2	48 297 154
Sokolovskiy, Vladimir Ilych	3	47 838 272
Tyagachev, Leonid Vassiliyevich	4	46 981 238
Skvortsov, Alexei Yuvenaliyevich	5	46 962 754
Gnatiuk, Andrey Klimentiyevich	6	46 948 337
Karakhanyan, Samvell Gurgenovich	7	46 936 791
Kropotova, Marina Georgiyevna	8	110 087

Malyshev, Nikolay Nikolayevich	9	66 091
Zorin, Alexandr Vladimirovich	10	49 130
Shananina, Svetlana Nikolayevna	11	46 154
Yevteyev, Sergey Leonidovich	12	45 411
Vlassov, Mikhail Eduardovich	13	40 347
Gandini, Alessandro	14	32 107
Garber, Mark Rafailovich	15	14 874
Darnel, Natalia Vladimirovna	16	10 374

- On making changes in the Articles of Association of Open JSC "GUM Trading House".

"For"- 47 862 370 (99,59%)
"Against"- 68 880 (0,14%)

"Abstained"- 51 535 (0,11%)

- On approval of the Provision "On the procedure of preparing, convening and holding of general meeting of the shareholders of Open JSC "GUM Trading House" in a new edition.

"For"- 47 890 860 (99,65%)
"Against"- 66 660 (0,14%)
"Abstained"- 29 600 (0,06%)

- On approval of the Provision "On the Board of Directors of Open-end Joint-stock Company "GUM Trading House" in a new edition.

"For"- 47 641 390 (99,14%)
"Against"- 67 060 (0,14%)
"Abstained"- 278 005 (0,58%)

- On approval of the Provision "On individual and collegial executive agencies of Open-end Joint-stock Company "GUM Trading House" in a new edition.

"For"- 47 886 030 (99,64%)
"Against"- 65 870 (0,14%)
"Abstained"- 35 685 (0,07%)

- Election of members of Audit Commission of Open JSC "GUM Trading House".

Voting results on candidates:

#	Candidate last name, first name and patronymic	FOR		AGAINST	ABSTAINED
		Number of votes	% of the number of votes **	Number of votes	Number of votes
1	Kropotova, Marina Georgiyevna	47 655 458	99,16%	76 810	27 120
2	Yevteyev, Sergey Leonidovich	47 653 282	99,16%	49 810	24 930

3	Suprunenko, Mikhail Olegovich	47 631 502 99,11% 68 320 27 910
4	Marzhanova, Yelena Alekseyevna	47 623 348 99,1% 78 130 31 750
5	Malyshev, Nikolai Nikolayevich	47 292 868 98,41% 51 200 395 870
6	Nikolskaya, Yelena Nikolayevna	47 266 908 98,36% 86 750 400 260
7	Zorin, Alexandr Vladimirovich	47 023 618 97,85% 83 700 642 490
8	Zhuravleva, Olga Igorevna	566 910 1,18% 46 971 208 265 930
9	Demin, Sergey Alexandrovich	529 024 1,1% 46 972 068 265 670
10	Polyakova, Tatiana Valeriyevna	485 290 1,01% 46 994 858 266 980

Korolev, Sergey Vladimirovich	362 174 0,75% 47 001 808 392 680

- Approval of auditor of Open JSC "GUM Trading House".

"For"- 36 125 916 (75,17%)
"Against" - 40 490 (0,08%)
"Abstained"- 361 955 (0,75%)

2.6. Wordings of the decisions made by the General Meeting:

1. Approve the annual report of Open JSC "GUM Trading House", annual accounting control, including profit and loss statements (profit and loss accounts), of Open JSC "GUM Trading House" for 2005. Approve distribution of the profit of Open JSC "GUM Trading House" based on the results of 2005.

2. Not to pay dividends for 2005.

3. Elect the following candidates in number of 7 (seven) people to the Board of Directors of Open JSC "GUM Trading House":

1. Vechkanov, Vyacheslav Leonidovich
2. Gnatiuk, Andrey Klimentiyeich
3. Guguberidze, Teimuraz Vladimirovich
4. Karakhanyan, Samvell Gurgenovich
5. Skotsov, Alexei Yuvenaliyevich
6. Sokolovsky, Vladimir Ilych
7. Tyagachev, Leonid Vassiliyevich

4. Approve the changes in the Articles of Association of Open Joint-stock Company "GUM Trading House" in the proposed edition.

5. Approve the Provision "On the procedure of preparing, convening and holding of general meeting of the shareholders of Open JSC "GUM Trading House" in the new edition.

6. Approve the Provision "On the Board of Directors of Open Joint-stock Company "GUM Trading House" in the new edition.

7. Approve the Provision "On individual and collegial executive agencies of Open Joint-stock Company "GUM Trading House" in the new edition.

8. Elect the following candidates in number of 7 (seven) people to the Audit Commission of Open JSC "GUM Trading House":

1. Yevteyev, Sergey Leonidovich
2. Zorin, Alexandr Vladimirovich
3. Kropotova, Marina Georgiyevna
4. Malyshev, Nikolay Nikolayevich
5. Marzhanova, Yelena Akekseyevna
6. Nikolskaya, Yelena Nikolayevna

7. Suprunenko, Mikhail Olegovich

9. Approve Closed-end Joint-stock Company "HLB Vneshaudit" as an auditor of Open JSC "GUM Trading House".

3. Signature	
3.1 Managing Director of Open JSC "GUM TH" ______________ (signature)	Guguberidze T.V.
3.2. Date "14"June 2006 .	SEAL

RECEIVED
2006 JUN 23 P 4:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Утверждено
общим собранием акционеров
ОАО «Торговый Дом ГУМ»
Протокол №19 от 14 июня 2006 года

Председатель общего собрания акционеров
ОАО «Торговый Дом ГУМ»
В.Л. Вечканов

ПОЛОЖЕНИЕ
«О порядке подготовки, созыва и проведения общего собрания акционеров открытого акционерного общества «Торговый Дом ГУМ»
(новая редакция)

г. Москва, 2006 г.

1. ОБЩИЕ ПОЛОЖЕНИЯ

1. Настоящее положение разработано в соответствии с Гражданским кодексом Российской Федерации, Федеральным законом "Об акционерных обществах", иными нормативными правовыми актами Российской Федерации и уставом общества, определяет порядок созыва, проведения и подведения итогов общего собрания акционеров.

Если какие-либо вопросы, связанные с созывом, подготовкой и проведением общего собрания акционеров, не урегулированы нормами указанных актов, то они должны решаться исходя из необходимости обеспечения прав и интересов акционеров.

Общество обеспечивает равную возможность участия всех акционеров в общем собрании акционеров.

2. ГОДОВОЕ ОБЩЕЕ СОБРАНИЕ АКЦИОНЕРОВ

1. Общество обязано ежегодно проводить годовое общее собрание.

2. Годовое общее собрание проводится в сроки, установленные решением совета директоров общества, но не ранее чем через 2 месяца и не позднее чем через 6 месяцев после окончания финансового года.

Финансовый год установлен с 1 января по 31 декабря текущего календарного года.

3. На годовом общем собрании акционеров в обязательном порядке решаются следующие вопросы:

- утверждение годовых отчетов общества;
- утверждение годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) общества;
- утверждение распределения прибыли, в том числе выплаты (объявления) дивидендов, и убытков общества по результатам финансового года;
- избрание членов совета директоров;
- избрание ревизионной комиссии общества;
- утверждение аудитора общества.

На годовом общем собрании может решаться вопрос об образовании единоличного и коллегиального исполнительного органа общества, если решение этого вопроса не отнесено уставом к компетенции совета директоров общества.

4. На годовом общем собрании могут решаться иные вопросы, отнесенные к компетенции общего собрания акционеров, если они были внесены в повестку дня в установленном законом и уставом общества порядке.

3. ПРЕДЛОЖЕНИЯ О ВНЕСЕНИИ ВОПРОСОВ В ПОВЕСТКУ ДНЯ ГОДОВОГО ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ. ПРЕДЛОЖЕНИЯ О ВЫДВИЖЕНИИ КАНДИДАТОВ В ОРГАНЫ ОБЩЕСТВА ДЛЯ ИЗБРАНИЯ НА ГОДОВОМ ОБЩЕМ СОБРАНИИ АКЦИОНЕРОВ.

1. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций общества, вправе внести вопросы в повестку дня годового общего собрания акционеров.

2. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций общества, вправе выдвинуть кандидатов в совет директоров общества, ревизионную комиссию, коллегиальный исполнительный орган, если решение этого вопроса не отнесено уставом к компетенции совета директоров общества, число которых не может превышать количественный состав соответствующего органа, определенный уставом общества, а также кандидата в аудиторы общества и на должность единоличного исполнительного органа. В случае, если в предложении указано число кандидатов большее, чем определенный в уставе количественный состав соответствующего органа общества, рассматривается число кандидатов, соответствующее количественному составу данного органа, определенному в уставе общества. В этом случае учитываются первые по порядку кандидаты, названные в предложении о выдвижении кандидатов в органы общества.

3. Предложения о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества должны поступить в общество не позднее чем через 60 дней после окончания финансового года. Предложения о внесении вопросов в повестку дня и предложения о выдвижении кандидатов в органы управления и иные органы общества могут быть внесены путем:

- направления почтовой связью по адресу (месту нахождения) единоличного исполнительного органа (по адресу управляющего или адресу (месту нахождения) постоянно действующего исполнительного органа управляющей организации) общества, содержащемуся в едином государственном реестре юридических лиц, по адресам, указанным в уставе общества или в ином внутреннем документе, регулирующем деятельность общего собрания;
- вручена под роспись лицу, осуществляющему функции единоличного исполнительного органа общества, председателю совета директоров (наблюдательного совета) общества или иному лицу, уполномоченному принимать письменную корреспонденцию, адресованную обществу.

4. Число акций, принадлежащих акционеру, подписавшему предложение о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества, определяется на дату внесения предложения в общество.

Если после указанной даты доля акций у акционера уменьшится и составит менее 2 процентов акций общества либо акционер лишится голосующих акций, предложение признается правомочным и совет директоров обязан его рассмотреть. Не допускается отказ в удовлетворении предложения исключительно по этому основанию.

Совет директоров общества по собственной инициативе получает сведения из реестра владельцев именных ценных бумаг о количестве акций соответствующей категории (типа), принадлежащих акционеру, подписавшему предложение о внесении вопросов в повестку для годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества.

Акционер, подавший предложение о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества, вправе представить обществу выписку из реестра владельцев именных ценных бумаг, подтверждающую владение им соответствующим количеством акций общества на дату внесения предложения. В случае если предложение в повестку дня общего собрания акционеров подписано акционером (его представителем), права на акции которого учитываются по счету депо в депозитарии, к такому предложению должна прилагаться выписка со счета депо акционера в депозитарии, осуществляющем учет прав на указанные акции.

5. Предложение акционера (акционеров) о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества вносятся в письменной форме. Устные предложения не принимаются и не рассматриваются.

6. Предложение о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества должно быть подписано акционерами, внесшими соответствующее предложение, должно содержать имя (наименование) акционера, подавшего такое предложение, сведения о количестве и категории (типе) акций, принадлежащих каждому акционеру, подписавшему предложение.

Если в предложении о внесении вопроса в повестку дня общего собрания акционеров или о выдвижении кандидатов в органы общества указывается, что оно вносится несколькими акционерами, но такое предложение подписано только частью из них, то оно считается внесенным теми акционерами (акционером), которые его подписали. Лица, подписавшие предложение о внесении вопроса в повестку дня общего собрания акционеров или о выдвижении кандидатов в органы общества, должны обладать в совокупности не менее 2% акций общества. Совет директоров обязан рассмотреть такое предложение и не вправе отказывать в его удовлетворении на основании отсутствия подписи всех акционеров, указанных в предложении.

Если предложение о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества подписывается представителем акционера, к предложению прилагается доверенность на совершение соответствующих действий или иные документы, удостоверяющие право представителя действовать от имени акционера. В случае если доверенность выдана в порядке передоверия, помимо нее или ее нотариально удостоверенной копии представляется также доверенность, на основании которой она выдана, или ее нотариально заверенная копия.

К иным документам, удостоверяющим право представителя действовать от имени акционера, относятся документы, подтверждающие полномочия представителя, основанные на положениях закона либо акта уполномоченного на то государственного органа или органа местного самоуправления.

Доверенности должны быть оформлены в соответствии с требованиями статьи 57 закона «Об акционерных обществах», пунктов 4 и 5 статьи 185 Гражданского кодекса Российской Федерации или удостоверены нотариально. В случае представления копии доверенности копия должна быть удостоверена нотариально.

7. Если в предложении о внесении вопросов в повестку дня годового общего собрания акционеров указаны неверные сведения о количестве, категории (типе) акций, принадлежащих акционеру, подписавшему предложение, и советом директоров установлено, что акционеры, подписавшие предложение, являлись на дату внесения предложения в совокупности владельцами не менее чем 2 процентов акций общества, то вопрос подлежит включению в повестку дня годового общего собрания акционеров.

Если в предложении о выдвижении кандидатов в органы общества указаны неверные сведения о количестве, категории (типе) акций, принадлежащих акционеру, подписавшему предложение, и советом директоров установлено, что акционеры, подписавшие предложение, являлись на дату внесения предложения в совокупности владельцами не менее чем 2 процентов акций общества, то предложенный кандидат подлежит включению в список кандидатур для голосования в соответствующий орган общества.

8. Письменное предложение о внесении вопросов в повестку дня годового общего собрания акционеров должно содержать формулировку каждого предлагаемого вопроса и может содержать формулировку решения по каждому предлагаемому вопросу.

9. Каждое предложение о внесении вопросов в повестку дня годового общего собрания акционеров рассматривается советом директоров в отдельности. Голоса акционеров, подписавших различные предложения о внесении вопросов в повестку дня годового общего собрания акционеров, не суммируются.

10. Совет директоров общества не вправе вносить изменения в формулировки вопросов, предложенных акционерами для включения в повестку дня годового общего собрания акционеров, и формулировки решений по таким вопросам.

Совет директоров общества вправе предлагать по собственной инициативе дополнительные формулировки проектов решений по вопросам, предложенным акционерами для включения в повестку дня годового общего собрания акционеров.

11. Предложение о выдвижении кандидатов должно содержать наименование органа, для избрания в который предлагается кандидат, а также сведения о кандидатах, предусмотренные статьей 9 пунктами 18 и 19 устава ОАО «Торговый Дом ГУМ».

12. Каждое предложение о внесении кандидатов для избрания в органы общества рассматривается советом директоров в отдельности. Голоса акционеров, подписавших различные предложения о выдвижении кандидатов для избрания в органы общества, не суммируются.

Если кандидат неоднократно назван в одном или в нескольких предложениях о выдвижении кандидатов в один орган общества, он считается выдвинутым на одно место в этот орган и вносится в список кандидатур для голосования в данный орган только один раз.

13. Совет директоров общества обязан рассмотреть поступившие предложения и принять решение о включении их в повестку дня общего собрания акционеров или об отказе во включении в указанную повестку дня не позднее 5 дней после окончания установленного уставом общества срока поступления в общество предложений о внесении вопросов в повестку дня годового общего собрания акционеров и предложений о выдвижении кандидатов в органы общества. Вопрос, предложенный акционерами (акционером), подлежит включению в повестку дня общего собрания акционеров, равно как выдвинутые кандидаты подлежат включению в список кандидатур для голосования по выборам соответствующего органа общества, за исключением случаев, когда:

- акционерами (акционером) не соблюдены установленные уставом общества сроки поступления в общество предложений о внесении вопросов в повестку дня годового общего собрания акционеров и предложений о выдвижении кандидатов в органы общества;
- акционеры (акционер), подписавшие предложение, не являются владельцами предусмотренного пунктом 1 статьи 53 Федерального закона "Об акционерных обществах" количества голосующих акций общества;
- предложение не соответствует требованиям, предусмотренным пунктами 3 и 4 статьи 53 Федерального закона "Об акционерных обществах", и основанным на них требованиям устава;
- вопрос, предложенный для внесения в повестку дня общего собрания акционеров общества, не отнесен к его компетенции Федеральным законом "Об акционерных обществах" и уставом общества и (или) не соответствует требованиям Федерального закона "Об акционерных обществах" и иных правовых актов Российской Федерации.

14. Мотивированное решение совета директоров общества об отказе во включении предложенного вопроса в повестку дня годового общего собрания акционеров или кандидата в список кандидатур для голосования по выборам в соответствующий орган общества направляется акционерам (акционеру), внесшим предложение не позднее 3 дней с даты принятия такого решения.

Мотивированное решение совета директоров общества об отказе во включении предложенного вопроса в повестку дня годового общего собрания акционеров или кандидата в список кандидатур для голосования по выборам соответствующего органа общества в связи с тем, что акционеры (акционер), подписавшие предложения, не являются владельцами предусмотренного п. 1 ст. 53 Федерального закона "Об акционерных обществах" количества голосующих акций общества, должно быть подтверждено справкой из реестра акционеров общества.

15. Решение совета директоров общества об отказе во включении вопроса в повестку дня годового общего собрания акционеров или кандидата в список кандидатур для голосования по выборам соответствующего органа общества, а также уклонение совета директоров общества от принятия решения могут быть обжалованы в суд.

16. Помимо вопросов, предложенных акционерами для включения в повестку дня годового общего собрания акционеров, а также в случае отсутствия таких предложений совет директоров общества вправе включать в повестку дня годового общего собрания акционеров вопросы и варианты решения по ним по своему усмотрению.

17. После информирования акционеров о проведении годового общего собрания в порядке, предусмотренном уставом общества, повестка дня годового общего собрания не может быть изменена.

4. ВНЕОЧЕРЕДНОЕ ОБЩЕЕ СОБРАНИЕ АКЦИОНЕРОВ

1. Внеочередное общее собрание акционеров проводится по решению совета директоров общества на основании его собственной инициативы, требования ревизионной комиссии (ревизора) общества, аудитора общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества на дату предъявления требования.

2. Число акций общества, принадлежащих акционеру, подписавшему требование о созыве внеочередного общего собрания акционеров, и общее число акций общества определяются на дату предъявления требования.

Относительная доля (процент) акций общества, принадлежащих акционерам (акционеру), подписавшим требование о созыве внеочередного общего собрания акционеров, в общем числе акций общества определяется на дату предъявления требования о созыве внеочередного общего собрания акционеров.

Если после указанной даты доля голосующих акций у акционеров (акционера), подписавших требование о созыве внеочередного общего собрания акционеров, уменьшится и составит менее 10 процентов акций общества либо акционер лишится акций, то независимо от причин этого требование акционера (акционеров) о созыве внеочередного общего собрания признается правомочным и совет директоров обязан его рассмотреть. При этом не допускается отказ в созыве внеочередного общего собрания акционеров исключительно по этому основанию.

Совет директоров по собственной инициативе через Генерального директора общества получает сведения из реестра владельцев именных ценных бумаг о количестве акций соответствующей категории (типа), принадлежащих каждому акционеру, подписавшему требование о созыве внеочередного общего собрания.

Датой предъявления требования о созыве внеочередного общего собрания акционеров, направленного простым письмом или иным простым почтовым отправлением, считается дата на оттиске календарного штемпеля, подтверждающего получение почтового отправления, а в случае, если требование о проведении внеочередного общего собрания акционеров направлено заказным письмом или иным регистрируемым

почтовым отправлением, – дата вручения почтового отправления адресату под расписку. Если требование о проведении внеочередного общего собрания вручено под роспись, датой предъявления такого требования является дата вручения.

3. Созыв внеочередного общего собрания акционеров по требованию ревизионной комиссии (ревизора) общества, аудитора общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества, осуществляется советом директоров.

4. Внеочередное общее собрание акционеров, созываемое по требованию ревизионной комиссии (ревизора) общества, аудитора общества или акционеров (акционера), являющихся владельцами не менее 10 процентов голосующих акций общества, должно быть проведено в течение 40 дней с момента представления такого требования. Если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании членов совета директоров (наблюдательного совета) общества, которые должны избираться путем кумулятивного голосования, то такое общее собрание акционеров должно быть проведено в течение 70 дней с момента представления такого требования. В случаях, когда в соответствии со статьями 68 - 70 Федерального закона "Об акционерных обществах" совет директоров (наблюдательный совет) общества обязан принять решение о проведении внеочередного общего собрания акционеров, такое общее собрание акционеров должно быть проведено в течение 40 дней с момента принятия решения о его проведении советом директоров (наблюдательным советом) общества, если меньший срок не предусмотрен уставом общества.

В случаях, когда в соответствии с Федеральным законом "Об акционерных обществах" совет директоров (наблюдательный совет) общества обязан принять решение о проведении внеочередного общего собрания акционеров для избрания членов совета директоров (наблюдательного совета) общества, которые должны избираться кумулятивным голосованием, такое общее собрание акционеров должно быть проведено в течение 70 дней с момента принятия решения о его проведении советом директоров (наблюдательным советом) общества.

5. В требовании о проведении внеочередного общего собрания акционеров должны быть сформулированы вопросы, подлежащие внесению в повестку дня собрания.

В требовании о проведении внеочередного общего собрания акционеров могут содержаться формулировки решений по каждому из этих вопросов, а также предложение о форме проведения общего собрания акционеров. В случае если требование о созыве внеочередного общего собрания акционеров содержит предложение о выдвижении кандидатов в органы общества, на такое предложение распространяются соответствующие положения статьи 53 Федерального закона "Об акционерных обществах".

Совет директоров общества не вправе вносить изменения в формулировки вопросов повестки дня, формулировки решений по таким вопросам и изменять предложенную форму проведения внеочередного общего собрания акционеров, созываемого по требованию ревизионной комиссии (ревизора) общества, аудитора общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества.

6. В случае, если требование о созыве внеочередного общего собрания акционеров исходит от акционеров (акционера), оно должно содержать имена (наименования) акционеров (акционера), требующих созыва такого собрания, и указание количества, категории (типа) принадлежащих им акций.

7. Требование о созыве внеочередного общего собрания акционеров подписывается лицами (лицом), требующими созыва внеочередного общего собрания акционеров.

Если в требовании о созыве внеочередного общего собрания указывается, что оно вносится несколькими лицами, но требование подписано только частью из них, то оно считается внесенным теми лицами, которые его подписали. Совет директоров обязан рассмотреть такое требование, при условии наличия не менее чем 10 процентов акций общества, и не вправе отказывать в его удовлетворении на основании отсутствия подписи всех лиц, указанных в требовании.

8. Если требование подписывается представителем акционера, к нему прилагается доверенность на совершение соответствующих действий или иные документы, удостоверяющие право представителя действовать от имени акционера. В случае если доверенность выдана в порядке передоверия, помимо нее или ее копии представляется также доверенность, на основании которой она выдана, или ее копия.

Доверенности должны быть оформлены в соответствии с требованиями статьи 57 закона «Об акционерных обществах», пунктов 4 и 5 статьи 185 Гражданского кодекса Российской Федерации или удостоверены нотариально. В случае представления копии доверенности копия должна быть удостоверена нотариально.

9. В течение 5 дней с даты предъявления требования ревизионной комиссии (ревизора) общества, аудитора общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов акций общества, о созыве внеочередного общего собрания акционеров советом директоров общества должно быть принято решение о созыве внеочередного общего собрания акционеров либо об отказе в его созыве.

10. Решение об отказе в созыве внеочередного общего собрания акционеров по требованию ревизионной комиссии (ревизора) общества, аудитора общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов акций общества, может быть принято в случае, если:

- не соблюден установленный Федеральным законом "Об акционерных обществах" порядок предъявления требования о созыве внеочередного общего собрания акционеров;
- акционеры (акционер), подписавшие требование о созыве внеочередного общего собрания акционеров, не являются владельцами 10 процентов акций общества на дату предъявления требования;

- ни один из вопросов, предложенных для внесения в повестку дня внеочередного общего собрания акционеров, не отнесен к его компетенции и (или) не соответствует требованиям Федерального закона "Об акционерных обществах" и иных правовых актов Российской Федерации.

11. Решение совета директоров общества о созыве внеочередного общего собрания акционеров или мотивированное решение об отказе в его созыве направляется лицам, требующим его созыва, не позднее 3 дней с момента принятия такого решения.

12. В случае, если в течение установленного законом срока советом директоров общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, внеочередное общее собрание акционеров может быть созвано органами и лицами, требующими его созыва. При этом органы и лица, созывающие внеочередное общее собрание акционеров, обладают предусмотренными законом полномочиями, необходимыми для созыва и проведения общего собрания акционеров.

В этом случае расходы на подготовку и проведение общего собрания акционеров могут быть возмещены по решению общего собрания акционеров за счет средств общества.

13. Независимо от того, кто являлся инициатором проведения внеочередного общего собрания с вопросом повестки дня об избрании совета директоров, акционеры (акционер), являющиеся в совокупности владельцами (владельцем) не менее чем 2 процентов акций общества, вправе выдвинуть кандидатов в совет директоров общества, число которых не может превышать количественный состав совета директоров, определенный уставом общества.

Такие предложения акционеров должны поступить в общество не менее чем за 30 дней до даты проведения внеочередного общего собрания акционеров.

14. Предложения о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов вносятся в письменной форме. Устные предложения не принимаются и не рассматриваются.

15. Предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов должно быть подписано акционером (акционерами), внесшим соответствующее предложение.

Если в предложении о внесении вопросов в повестку дня внеочередного общего собрания акционеров, в предложении о выдвижении кандидатов указывается, что оно вносится несколькими акционерами, но предложение подписано только частью из них, то оно считается внесенным теми акционерами (акционером), которые его подписали. Лица, подписавшие предложение о внесении вопроса в повестку дня общего собрания акционеров или о выдвижении кандидатов в органы общества, должны обладать в совокупности не менее 2% акций общества. Совет директоров обязан рассмотреть такое предложение и не вправе отказывать в его удовлетворении только на основании отсутствия подписи всех акционеров, указанных в предложении.

16. Если предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов подписывается представителем акционера, к предложению прилагается доверенность на совершение соответствующих действий или иные документы, удостоверяющие право представителя действовать от имени акционера. В случае если доверенность выдана в порядке передоверия, помимо нее или ее копии представляется также доверенность, на основании которой она выдана, или ее копия.

Доверенности должны быть оформлены в соответствии с требованиями статьи 57 закона «Об акционерных обществах», пунктов 4 и 5 статьи 185 Гражданского кодекса Российской Федерации или удостоверены нотариально. В случае представления копии доверенности копия должна быть удостоверена нотариально.

17. Предложение о выдвижении кандидатов должно содержать сведения, указанные в статье 9 пункты 18 и 19 устава ОАО «Торговый Дом ГУМ».

Если в предложении о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов указаны неверные сведения о количестве, категории (типе) акций, принадлежащих акционеру, подписавшему предложение, и советом директоров установлено, что акционеры, подписавшие предложение, являлись на дату внесения предложения в совокупности владельцами не менее чем 2 процентов акций общества, то предложенный кандидат подлежит включению в список кандидатур для голосования в совет директоров.

Число акций общества, принадлежащих акционеру, подписавшему предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов определяется на дату внесения предложения в общество.

Относительная доля (процент) голосующих акций общества, принадлежащих акционерам, подписавшим предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов, в общем числе акций общества определяется на дату внесения предложения в общество.

Если после указанной даты доля акций у акционера уменьшится и составит менее 2 процентов акций общества либо акционер лишится голосующих акций, предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов признается правомочным и совет директоров обязан его рассмотреть. При этом не допускается отказ в удовлетворении предложения исключительно по этому основанию.

Совет директоров общества по собственной инициативе через Генерального директора получает сведения из реестра владельцев именных ценных бумаг о количестве акций соответствующей категории (типа), принадлежащих акционеру, подписавшему предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов.

18. Если в одном предложении о выдвижении кандидатов в органы общества указано число кандидатов большее, чем определенный в уставе количественный состав этого органа, рассматривается число кандидатов, соответствующее количественному составу этого органа, определенному в уставе общества. В этом случае учитываются первые по порядку кандидаты, названные в предложении о выдвижении кандидатов в органы общества.

19. Каждое предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов рассматривается советом директоров в отдельности.

Если кандидат неоднократно назван в одном или в нескольких предложениях о выдвижении кандидатов в совет директоров, он считается выдвинутым на одно место в совет директоров и вносится в список кандидатур для голосования только один раз.

20. Выдвинутые кандидаты подлежат включению в список кандидатур для голосования, за исключением случаев, если:

- акционерами (акционером) не соблюдены определенные уставом сроки выдвижения кандидатов в органы общества на внеочередном общем собрании акционеров;
- акционеры (акционер), подписавшие предложение, не являются владельцами предусмотренного п. 1 и 2 ст. 53 Федерального закона “Об акционерных обществах” количества акций общества;
- предложение не соответствует требованиям, предусмотренным п. 3 и 4 ст. 53 Федерального закона “Об акционерных обществах” и устава общества;
- вопрос, предложенный для внесения в повестку дня общего собрания акционеров общества, не отнесен к его компетенции Федеральным законом “Об акционерных обществах” и уставом общества и (или) не соответствует требованиям Федерального закона “Об акционерных обществах” и иных правовых актов Российской Федерации.

21. Мотивированное решение совета директоров общества об отказе во включении кандидата в список кандидатур для голосования по выборам в органы направляется акционерам (акционеру), выдвинувшим кандидата, не позднее 3 дней с даты его принятия.

Мотивированное решение совета директоров общества об отказе во включении кандидата в список кандидатур для голосования по выборам органов общества в связи с тем, что акционеры (акционер), внесшие предложение о выдвижении кандидата, не являются владельцами предусмотренного пунктом 2 статьи 53 Федерального закона “Об акционерных обществах” количества акций общества, должно быть подтверждено справкой из реестра владельцев именных ценных бумаг общества.

22. Решение совета директоров общества об отказе во включении кандидата в список кандидатур для голосования по выборам совета директоров, а также уклонение совета директоров общества от принятия решения могут быть обжалованы в суд.

5. ПОДГОТОВКА К ПРОВЕДЕНИЮ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. При подготовке к проведению годового общего собрания акционеров совет директоров общества определяет:

- форму проведения общего собрания акционеров;
- дату проведения общего собрания акционеров;
- место проведения общего собрания акционеров;
- время проведения общего собрания акционеров;
- время начала регистрации лиц, участвующих в общем собрании;
- дату составления списка лиц, имеющих право на участие в общем собрании акционеров;
- повестку дня общего собрания акционеров;
- порядок сообщения акционерам о проведении общего собрания акционеров;
- перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров, и порядок ее предоставления;
- форму и текст бюллетеня для голосования;
- почтовый адрес, по которому могут направляться заполненные бюллетени для голосования.

2. При подготовке к проведению внеочередного общего собрания акционеров совет директоров общества определяет:

- форму проведения внеочередного общего собрания акционеров (в случае, если форма не определена инициаторами созыва внеочередного общего собрания);
- дату проведения общего собрания акционеров;
- место проведения общего собрания акционеров;
- время начала регистрации лиц, участвующих в собрании;
- время проведения общего собрания акционеров;
- дату составления списка лиц, имеющих право на участие в общем собрании акционеров;
- повестку дня общего собрания акционеров;
- порядок сообщения акционерам о проведении общего собрания акционеров;
- перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров, и порядок ее предоставления;
- форму и текст бюллетеня для голосования.

- почтовый адрес, по которому могут направляться заполненные бюллетени для голосования, а в случае проведения внеочередного общего собрания в форме заочного голосования также дату окончания приема бюллетеней для голосования.

3. В случае отсутствия или недостаточного количества кандидатов, предложенных акционерами для образования соответствующего органа, совет директоров общества вправе включать кандидатов, число которых не может превышать количественный состав соответствующего органа, в список кандидатур по своему усмотрению.

4. Количество кандидатов для образования органа общества считается недостаточным в следующих случаях:

- в установленный срок в общество не поступило от акционеров ни одного предложения о выдвижении кандидатов в орган общества.
- в установленный срок в общество поступили от акционеров предложения о выдвижении кандидатов в орган общества, однако число кандидатов, включенных на основании этих предложений в список кандидатур для голосования по выборам органа общества, менее числа членов этого органа общества, определенного уставом общества.
- кандидаты, включенные в список кандидатур для голосования по выборам органа общества, письменно не подтвердили свое согласие баллотироваться в данный орган общества, и число кандидатов, подлежащих включению в бюллетень для голосования по избранию органа общества, менее числа членов этого органа общества, определенного уставом общества.
- кандидаты, включенные в список кандидатур для голосования по выборам органа общества, сняли свои кандидатуры, письменно известив об этом общество, и число кандидатов, подлежащих включению в бюллетень для голосования по избранию данного органа, менее числа членов этого органа общества, определенного уставом общества.

6. СОСТАВЛЕНИЕ СПИСКА ЛИЦ, ИМЕЮЩИХ ПРАВО НА УЧАСТИЕ В ОБЩЕМ СОБРАНИИ АКЦИОНЕРОВ

1. Список лиц, имеющих право на участие в общем собрании акционеров, составляется на основании данных реестра акционеров общества.

Для составления списка лиц, имеющих право на участие в общем собрании, номинальный держатель акций представляет данные о лицах, в интересах которых он владеет акциями, на дату составления списка.

Номинальный держатель обязан представлять указанные данные регистратору общества в соответствии с требованиями действующего законодательства РФ.

В случае, если акции общества составляют имущество паевых инвестиционных фондов, в список лиц, имеющих право на участие в общем собрании, включаются управляющие компании этих паевых инвестиционных фондов.

В случае, если акции общества переданы в доверительное управление, в список лиц, имеющих право на участие в общем собрании, включаются доверительные управляющие, за исключением случаев, когда доверительный управляющий не вправе осуществлять право голоса по акциям, находящимся в доверительном управлении.

2. Дата составления списка лиц, имеющих право на участие в общем собрании акционеров, не может быть установлена ранее даты принятия решения о проведении общего собрания акционеров и более чем за 50 дней, а в случае, предусмотренном пунктом 2 статьи 53 Федерального закона “Об акционерных обществах”, — более чем за 65 дней до даты проведения общего собрания акционеров.

В случае проведения общего собрания акционеров, в определении кворума которого и голосовании участвуют бюллетени, полученные в соответствии с пунктом 2 статьи 58 Федерального закона “Об акционерных обществах”, дата составления списка лиц, имеющих право на участие в общем собрании акционеров, устанавливается не менее чем за 45 дней до даты проведения общего собрания акционеров.

3. Список составляется по решению Совета директоров общества или лиц, имеющих право на созыв собрания, на дату, указанную в распоряжении, лицом, осуществляющим ведение реестра акционеров общества. Ответственность за соответствие установленной даты требованиям законодательства Российской Федерации несет обратившееся лицо.

4. Список лиц, имеющих право на участие в общем собрании акционеров, содержит:

- имя (наименование) каждого такого лица;
- данные, необходимые для его идентификации (для физического лица: вид, номер, серия, дата и место выдачи документа, удостоверяющего личность, а также наименование органа, выдавшего документ; место проживания/ регистрации. Для юридического лица: номер государственной регистрации и наименование органа, осуществившего регистрацию, дата регистрации; место нахождения; почтовый адрес; данные о количестве и категории (типе) акций, правом голоса по которым оно обладает);
- почтовый адрес в Российской Федерации, по которому должны направляться сообщение о проведении общего собрания акционеров, бюллетени для голосования, в случае, если голосование предполагает направление бюллетеней для голосования, и отчет об итогах голосования.

5. Изменения в список лиц, имеющих право на участие в общем собрании акционеров, могут вноситься только в случае восстановления нарушенных прав лиц, не включенных в указанный список на дату его составления, или исправления ошибок, допущенных при его составлении.

6. Список лиц, имеющих право на участие в общем собрании акционеров, предоставляется обществом для ознакомления по требованию лиц, включенных в этот список и обладающих не менее чем 1 процентом голосов. При этом данные документов и почтовый адрес физических лиц, включенных в этот список, предоставляются только с согласия этих лиц. Расходы, связанные с получением согласия таких лиц, возлагаются на лицо, требующее предоставления ему указанных выше данных (данные документов и почтовый адрес).

Требование должно содержать:

- Ф.И.О. (наименование) акционера;
- сведения о принадлежащих ему акциях (количество, категория, тип).

По письменному требованию любого заинтересованного лица общество в течение 3 дней обязано предоставить ему выписку из списка лиц, имеющих право на участие в общем собрании акционеров, содержащую данные об этом лице, или справку о том, что оно не включено в список лиц, имеющих право на участие в общем собрании акционеров.

Требование должно содержать:

- Ф.И.О. (наименование) заинтересованного лица;
- Факты, подтверждающие заинтересованность лица.

Требование подписывается акционером или его доверенным лицом. Если требование подписывается доверенным лицом, то прилагается доверенность.

Если инициатива исходит от акционера — юридического лица, подпись представителя юридического лица, действующего в соответствии с его уставом без доверенности, заверяется печатью данного юридического лица. Если требование подписано представителем юридического лица, действующим от его имени по доверенности, к требованию прилагается доверенность, оформленная в соответствии с требованиями действующего законодательства РФ.

7. ИНФОРМАЦИЯ О ПРОВЕДЕНИИ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. Информация о проведении общего собрания акционеров доводится до всех лиц, включенных в список лиц, имеющих право на участие в общем собрании акционеров.

Факт наличия акций определяется на момент составления списка лиц, имеющих право на участие в общем собрании акционеров.

2. В случае, если зарегистрированным в реестре акционеров общества лицом является номинальный держатель акций, сообщение о проведении общего собрания акционеров направляется по адресу номинального держателя акций, если в списке лиц, имеющих право на участие в общем собрании акционеров, не указан иной почтовый адрес, по которому должно направляться сообщение о проведении общего собрания акционеров. В случае если сообщение о проведении общего собрания акционеров направлено номинальному держателю акций, он обязан довести его до сведения своих клиентов в порядке и сроки, которые установлены правовыми актами Российской Федерации или договором с клиентом.

3. Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 20 дней, а сообщение о проведении общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации общества, — не позднее чем за 30 дней до даты его проведения.

В случае, предусмотренном пунктом 2 статьи 53 Федерального закона "Об акционерных обществах", сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.

В указанные сроки сообщение о проведении общего собрания акционеров должно быть сделано в порядке, установленном уставом общества.

4. В сообщении о проведении общего собрания акционеров должны быть указаны:

- полное фирменное наименование общества;
- место нахождения общества;
- форма проведения общего собрания акционеров;
- дата, место, время проведения общего собрания акционеров и, в случае, когда в соответствии с пунктом 3 статьи 60 Федерального закона "Об акционерных обществах" заполненные бюллетени могут быть направлены обществу, почтовый адрес, по которому могут направляться заполненные бюллетени, либо в случае проведения общего собрания акционеров в форме заочного голосования — дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;
- для общего собрания в форме совместного присутствия — дата, время начала и место проведения регистрации участников общего собрания;
- дата составления списка лиц, имеющих право на участие в общем собрании акционеров;
- повестка дня общего собрания акционеров;
- порядок ознакомления с информацией (материалами), подлежащей предоставлению при подготовке к проведению общего собрания акционеров, и адрес (адреса), по которому с ней можно ознакомиться.

8. ИНФОРМАЦИЯ (МАТЕРИАЛЫ), ПРЕДОСТАВЛЯЕМАЯ АКЦИОНЕРАМ ПРИ ПОДГОТОВКЕ К ПРОВЕДЕНИЮ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. К информации (материалам), подлежащей предоставлению лицам, имеющим право на участие в общем собрании акционеров, при подготовке к проведению общего собрания акционеров общества, относятся:

- годовые отчеты;
- годовая бухгалтерская отчетность;
- заключение аудитора и заключение ревизионной комиссии общества по результатам проверки годовой бухгалтерской отчетности;
- заключение ревизионной комиссии общества по результатам проверки финансово-хозяйственной деятельности общества за год;
- заключение ревизионной комиссии о достоверности данных, содержащихся в годовых отчетах;
- сведения о кандидате (кандидатах) в исполнительные органы общества, в случае, если избрание исполнительного органа не отнесено уставом к компетенции совета директоров общества, совет директоров и ревизионную комиссию общества, в аудиторы общества;
- проект изменений и дополнений, вносимых в устав общества, или проект устава общества в новой редакции;
- проекты внутренних документов общества, утверждаемых общим собранием акционеров;
- проекты решений общего собрания акционеров;
- проект распределения прибыли по результатам финансового года, в том числе выплаты (объявления) дивидендов, выплаты вознаграждения и (или) компенсации расходов членам ревизионной комиссии общества, связанных с исполнением ими своих обязанностей, выплаты вознаграждения и (или) компенсации расходов членам совета директоров общества, связанных с исполнением ими своих обязанностей;
- рекомендации совета директоров (наблюдательного совета) общества по распределению прибыли, в том числе по размеру дивиденда по акциям общества и порядку его выплаты, и убытков общества.

2. К информации, обязательной для представления лицам, имеющим право на участие на общем собрании, при подготовке к проведению общего собрания, повестка дня которого содержит вопрос об избрании членов совета директоров (наблюдательного совета), членов ревизионной комиссии, , об избрании ревизора общества, а также, в случае, если избрание исполнительного органа не отнесено уставом к компетенции совета директоров общества, членов коллегиального исполнительного органа общества и об образовании единоличного исполнительного органа и (или), относится информация о наличии или отсутствии письменного согласия выдвинутых кандидатов на избрание в соответствующий орган общества.

3. К информации, обязательной для представления лицам, имеющим право на участие на общем собрании, при подготовке к проведению общего собрания, повестка дня которого включает вопросы, голосование по которым может повлечь возникновение права требования выкупа обществом акций, относятся:

- отчет независимого оценщика о рыночной стоимости акций общества, требования о выкупе которых могут быть предъявлены обществу;
- расчет стоимости чистых активов общества по данным бухгалтерской отчетности общества за последний завершенный отчетный период;
- протокол (выписка из протокола) заседания совета директоров (наблюдательного совета) общества, на котором принято решение об определении цены выкупа акций общества, с указанием цены выкупа акций.

4. К информации, обязательной для представления лицам, имеющим право на участие на общем собрании, при подготовке к проведению общего собрания, повестка дня которого включает вопрос о реорганизации общества, относятся:

- обоснование условий и порядка реорганизации общества, содержащихся в решении о разделении, выделении или преобразовании либо в договоре о слиянии или присоединении утвержденное (принятое) уполномоченным органом общества;
- годовые отчеты и годовая бухгалтерская отчетность всех организаций, участвующих в реорганизации, за три завершенных финансовых года, предшествующих дате проведения общего собрания акционеров, либо за каждый завершенный финансовый год с момента образования организации, если организация осуществляет свою деятельность менее трех лет;
- квартальная бухгалтерская отчетность всех организаций, за последний завершенный квартал, предшествующий дате проведения общего собрания.

5. Годовой отчет общества, выносимый на утверждение годового общего собрания, должен содержать:

- положение общества в отрасли;
- приоритетные направления деятельности общества;
- отчет совета директоров (наблюдательного совета) общества о результатах развития общества по приоритетным направлениям его деятельности;
- перспективы развития общества;
- отчет о выплате объявленных (начисленных) дивидендов по акциям общества;
- описание основных факторов риска, связанных с деятельностью общества;
- перечень совершенных обществом в отчетном году сделок, признаваемых в соответствии с Федеральным законом "Об акционерных обществах" крупными сделками, а также иных сделок, на совершение которых в соответствии с уставом общества распространяется порядок одобрения крупных сделок, с указанием по каждой сделке ее существенных условий и органа управления общества, принявшего решение об ее одобрении;
- перечень совершенных обществом в отчетном году сделок, признаваемых в соответствии с Федеральным законом "Об акционерных обществах" сделками, в совершении которых имеется заинтересованность, с

указанием по каждой сделке заинтересованного лица (лиц), существенных условий и органа управления общества, принявшего решение об ее одобрении;

- состав совета директоров (наблюдательного совета) общества, включая информацию об изменениях в составе совета директоров (наблюдательного совета) общества, имевших место в отчетном году, и сведения о членах совета директоров (наблюдательного совета) общества, в том числе их краткие биографические данные и владение акциями общества в течение отчетного года;
- сведения о лице, занимающем должность единоличного исполнительного органа (управляющем, управляющей организации) общества и членах коллегиального исполнительного органа общества, в том числе их краткие биографические данные и владение акциями общества в течение отчетного года;
- критерии определения и размер вознаграждения (компенсации расходов) лица, занимающего должность единоличного исполнительного органа (управляющего, управляющей организации) общества, каждого члена коллегиального исполнительного органа общества и каждого члена совета директоров (наблюдательного совета) общества или общий размер вознаграждения (компенсации расходов) всех этих лиц, выплаченного или выплачиваемого по результатам отчетного года;
- сведения о соблюдении обществом Кодекса корпоративного поведения;
- иную информацию, предусмотренную уставом общества или иным внутренним документом общества.

Годовой отчет общества подписывается лицом, занимающим должность (осуществляющим функции) единоличного исполнительного органа общества, а также главным бухгалтером общества.

Годовой отчет общества должен содержать отметку о его предварительном утверждении советом директоров (наблюдательным советом) общества, а в случае отсутствия в обществе совета директоров (наблюдательного совета) - отметку о его предварительном утверждении лицом, занимающим должность (осуществляющим функции) единоличного исполнительного органа общества.

6. Информация (материалы), указанная выше, в течение 20 дней, а в случае проведения общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации общества, в течение 30 дней до проведения общего собрания акционеров должна быть доступна лицам, имеющим право на участие в общем собрании акционеров, для ознакомления в помещении исполнительного органа общества и иных местах, адреса которых указаны в сообщении о проведении общего собрания акционеров. Указанная информация (материалы) должна быть доступна лицам, принимающим участие в общем собрании акционеров, во время его проведения.

Общество обязано по требованию лица, имеющего право на участие в общем собрании акционеров, предоставить ему копии указанных документов. Плата, взимаемая обществом за предоставление данных копий, не может превышать затраты на их изготовление.

9. СПОСОБЫ УЧАСТИЯ АКЦИОНЕРОВ И ИХ ДОВЕРЕННЫХ ЛИЦ В ОБЩЕМ СОБРАНИИ АКЦИОНЕРОВ. ПОРЯДОК ОФОРМЛЕНИЯ ДОВЕРЕННОСТЕЙ

1. На общем собрании могут присутствовать лица, внесенные в список лиц, имеющих право на участие в общем собрании, их представители, регистратор общества (его представитель), аудитор общества (его представитель), члены органов общества, кандидаты, внесенные в бюллетени для голосования по избранию органов общества, а также иные лица, допущенные на собрание советом директоров.

2. Общество принимает все меры, обеспечивающие присутствие на общем собрании членов совета директоров, единоличного исполнительного органа, членов ревизионной комиссии и иных органов общества. Они обязаны давать квалифицированные ответы на вопросы участников собрания.

3. Право на участие в общем собрании осуществляется акционером как лично, так и через своего представителя.

В случае передачи акций после даты составления списка лиц, имеющих право на участие в общем собрании, и до даты проведения общего собрания (далее - акции, переданные после даты составления списка) лицо, включенное в этот список, обязано выдать приобретателю доверенность на голосование или голосовать на общем собрании в соответствии с указаниями приобретателя акций. Указанное правило применяется также к каждому последующему случаю передачи акции.

При передаче акций, переданных после даты составления списка, двум или более приобретателям, лицо, включенное в список лиц, имеющих право на участие в общем собрании, обязано голосовать на общем собрании в соответствии с указаниями каждого приобретателя акций и (или) выдать каждому приобретателю акций доверенность на голосование, указав в такой доверенности число акций, голосование по которым предоставляется данной доверенностью.

Если указания приобретателей совпадают, то их голоса суммируются. Если указания приобретателей в отношении голосования по одному и тому же вопросу повестки дня общего собрания не совпадают, то лицо, включенное в список лиц, имеющих право на участие в общем собрании, обязано голосовать по такому вопросу в соответствии с полученными указаниями тем количеством голосов, которые предоставляются акциями, принадлежащими каждому приобретателю.

Если в отношении акций, переданных после даты составления списка, лицом, включенным в список лиц, имеющих право на участие в общем собрании, выданы доверенности на голосование, приобретатели таких акций подлежат регистрации для участия в общем собрании и им должны быть выданы бюллетени для голосования.

В случае, если акции, предоставляющие право голоса на общем собрании, обращаются за пределами Российской Федерации в форме ценных бумаг иностранного эмитента, выпущенных в соответствии с

иностранным правом и удостоверяющих права на такие акции (депозитарных ценных бумаг), голосование по таким акциям должно осуществляться только в соответствии с указаниями владельцев депозитарных ценных бумаг.

4. Акционер может принимать участие в собрании следующими способами:

- лично участвовать в обсуждении вопросов повестки дня и голосовать по ним на собрании, проводимом в форме совместного присутствия;
- направлять представителя для участия в обсуждении вопросов повестки дня и голосования по ним на собрании, проводимом в форме совместного присутствия;
- участвовать в обсуждении вопросов повестки дня и голосовать по ним совместно со своим представителем на собрании, проводимом в форме совместного присутствия;
- голосовать заочно;
- доверять представителю право голосовать заочно.

5. Акционер вправе выдать доверенность как на все принадлежащие ему акции, так и на любую их часть.

6. Доверенность может быть выдана как на весь комплекс прав, предоставляемых акцией, так и на любую их часть.

7. Доверенность должна содержать сведения о представляемом и представителе (Ф.И.О. или наименование, место жительства или место нахождения, паспортные данные, дату выдачи доверенности).

8. Доверенность должна быть удостоверена нотариально.

9. Доверенность от имени юридического лица выдается за подписью его руководителя или иного лица, уполномоченного на это его учредительными документами, с приложением печати этого юридического лица или удостоверяется нотариально.

10. Представитель акционера может действовать на общем собрании также в соответствии с полномочиями, основанными на указаниях федеральных законов или актов уполномоченных на то государственных органов или органов местного самоуправления.

11. Акционер, имеющий право на участие в собрании, вправе в любое время заменить своего представителя и лично осуществлять права, предоставляемые акцией (акциями), прекратив действие доверенности в установленном законом порядке, при соблюдении последствий прекращения действия доверенности, предусмотренных пунктом 2 статьи 189 Гражданского кодекса Российской Федерации. В этом случае акционер должен уведомить общество о своем решении отозвать доверенность не позднее чем за 2 дня до даты проведения общего собрания. Акционер вправе, не прекращая действие доверенности, заменить своего представителя и лично осуществлять права, предоставляемые акцией.

Акционер, имеющий право на участие в собрании, вправе в любой момент заменить своего представителя.

Если доверенность представителя отозвана в указанном порядке, он не может быть зарегистрирован для участия в общем собрании акционеров.

12. В случае, если акция (акции) находится в общей долевой собственности нескольких лиц, то предоставляемые ею права на общем собрании акционеров осуществляются по их усмотрению одним из участников общей долевой собственности, либо их общим представителем. Полномочия каждого из указанных лиц должны быть надлежащим образом оформлены.

10. ПРОВЕДЕНИЕ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ В ФОРМЕ ЗАОЧНОГО ГОЛОСОВАНИЯ

1. Решение общего собрания акционеров может быть принято без проведения собрания (совместного присутствия акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование) путем проведения заочного голосования (проведения общего собрания акционеров в форме заочного голосования).

Датой проведения общего собрания акционеров, проводимого путем заочного голосования, является дата окончания приема бюллетеней для голосования.

2. На общем собрании акционеров, проводимом путем заочного голосования, не могут рассматриваться и приниматься решения по вопросам:

- избрания совета директоров общества;
- избрания ревизионной комиссии (ревизора) общества;
- утверждения аудитора общества;
- утверждения годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) общества, распределения прибыли и убытков общества по результатам финансового года, в том числе выплата (объявление) дивидендов;

3. Не может быть проведено путем заочного голосования новое общее собрание акционеров взамен несостоявшегося общего собрания акционеров, которое должно было быть проведено путем совместного присутствия.

4. Голосование по вопросам повестки дня общего собрания акционеров, проводимого путем заочного голосования, осуществляется только бюллетенями для голосования.

5. Список акционеров, имеющих право на участие в общем собрании акционеров, должен содержать следующие данные:

- фамилия, имя, отчество (полное наименование) акционера;

- вид, номер, серия, дата и место выдачи документа, удостоверяющего личность, орган, выдавший документ, (номер государственной регистрации, наименование органа, осуществившего регистрацию, дата регистрации);
- место проживания или регистрации (место нахождения);
- адрес для направления корреспонденции (почтовый адрес);
- количество акций с указанием категории (типа).

6. Сообщение о проведении общего собрания акционеров рассылается лицам, включенным в список, или, по письменным заявлениям указанных лиц, зарегистрированным в реестре акционеров общества номинальным держателям их акций.

Общество вправе дополнительно информировать о проведении общего собрания акционеров через средства массовой информации (телевидение, радио, международная компьютерная сеть Интернет).

7. Сообщение о проведении общего собрания акционеров должно содержать:

- полное фирменное наименование и место нахождения общества;
- указание на то, что общее собрание акционеров проводится путем проведения заочного голосования;
- почтовый адрес, по которому должны направляться заполненные бюллетени;
- дату окончания срока приема бюллетеней для голосования;
- дату составления списка лиц, имеющих право на участие в общем собрании акционеров;
- повестка дня общего собрания акционеров;
- порядок ознакомления с информацией (материалами), подлежащей предоставлению при подготовке к проведению общего собрания акционеров, и адрес (адреса), по которому с ней можно ознакомиться.

8. Дата направления акционерам бюллетеней для голосования должна быть не позднее 20 дней до даты окончания срока приема обществом бюллетеней.

Бюллетени для голосования рассылаются заказными письмами.

9. Бюллетени для голосования рассылаются лицам, включенным в список лиц, имеющих право на участие в общем собрании акционеров, или, по письменным заявлениям владельцев, зарегистрированным в реестре акционеров общества номинальным держателям их акций.

Каждому лицу, включенному в список, предоставляется один экземпляр бюллетеня для голосования по всем вопросам или по одному экземпляру двух и более бюллетеней для голосования по разным вопросам.

Всем акционерам - владельцам одной акции (акций) на праве общей долевой собственности, включенным в список, предоставляется один экземпляр бюллетеня для голосования по всем вопросам или по одному экземпляру двух и более бюллетеней для голосования по разным вопросам.

10. Форма и текст бюллетеня для голосования утверждается советом директоров (наблюдательным советом) общества.

Бюллетень для голосования должен содержать:

- полное фирменное наименование общества;
- форму проведения общего собрания акционеров;
- адрес по которому должны направляться заполненные бюллетени;
- дату окончания срока приема бюллетеней для голосования;
- формулировку каждого вопроса, поставленного на голосование;
- формулировки решений по каждому вопросу, голосование по которому осуществляется данным бюллетенем;
- варианты голосования по каждому вопросу, поставленному на голосование, выраженные формулировками "за", "против" или "воздержался";
- указание о том, что бюллетень для голосования должен быть подписан лицом, включенным в список, или его представителем.

При определении итогов голосования засчитываются голоса по тем вопросам, по которым в бюллетене для голосования голосующим оставлен только один из возможных вариантов голосования. Бюллетени для голосования, заполненные с нарушением вышеуказанного требования, признаются недействительными, и голоса по содержащимся в них вопросам не подсчитываются.

В случае, если бюллетень для голосования содержит несколько вопросов, поставленных на голосование, несоблюдение вышеуказанного требования в отношении одного или нескольких вопросов не влечет за собой признания бюллетеня для голосования недействительным в целом.

11. В бюллетене для голосования должны содержаться разъяснения о том, что:

голосующий вправе выбрать только один вариант голосования, кроме случаев голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании, или в соответствии с указаниями владельцев депозитарных ценных бумаг;

если в бюллетене оставлены более одного варианта голосования, то в полях для проставления числа голосов, отданных за каждый вариант голосования, должно быть указано число голосов, отданных за соответствующий вариант голосования, и сделана отметка о том, что голосование осуществляется в соответствии с указаниями приобретателей акций, переданных после даты составления списка, имеющих право на участие в общем собрании, и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг;

голосующий по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант

голосования, и сделать отметку о том, что голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании;

если после даты составления списка лиц, имеющих право на участие в общем собрании, переданы не все акции, голосующий в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что часть акций передана после даты составления списка лиц, имеющих право на участие в общем собрании. Если в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, то такие голоса суммируются.

В бюллетене для голосования напротив каждого варианта голосования должны содержаться поля для проставления числа голосов, отданных за каждый вариант голосования, а также может содержаться указание числа голосов, принадлежащих лицу, имеющему право на участие в общем собрании. При этом, если таким бюллетенем осуществляется голосование по двум или более вопросам повестки дня общего собрания и число голосов, которыми может голосовать лицо, имеющее право на участие в общем собрании, по разным вопросам повестки дня общего собрания не совпадает, то в таком бюллетене должно быть указано число голосов, которыми может голосовать лицо, имеющее право на участие в общем собрании, по каждому вопросу повестки дня общего собрания.

12. Вместе с бюллетенями для голосования лицам, включенным в список лиц, имеющих право участвовать в общем собрании акционеров, должны рассылаться проекты изменений и дополнений, вносимых в устав общества, или проекты устава общества в новой редакции, если в повестку дня общего собрания акционеров включен вопрос о внесении таких изменений, дополнений или утверждении устава в новой редакции, а также иные материалы по повестке дня общего собрания акционеров.

13. Бюллетени, подписанные представителями лиц, включенных в список лиц, имеющих право участвовать в общем собрании акционеров, действующими на основании доверенностей, должны сопровождаться доверенностями или их копиями, заверенными надлежащим образом. В случае, если доверенность выдана в порядке передоверия, помимо нее или ее нотариально заверенной копии представляется также доверенность, на основании которой она выдана, или ее копия, заверенная нотариально.

14. Если при подсчете голосов будут обнаружены два или более заполненных бюллетеня одного лица, в которых по одному вопросу повестки дня общего собрания голосующим оставлены разные варианты голосования, то в части голосования по такому вопросу все указанные бюллетени признаются недействительны.

Данное правило не распространяется на бюллетени для голосования, подписанные лицом, выдавшим доверенность на голосование в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, и (или) лицами, действующими на основании таких доверенностей, в которых в полях для проставления числа голосов, отданных за каждый вариант голосования, указано число голосов, отданных за соответствующий вариант голосования, и содержатся соответствующие отметки, предусмотренные пунктом 8 главы 14 настоящего Положения.

15. Если повестка дня общего собрания акционеров включает вопросы, голосование по которым осуществляется разным составом голосующих, определение кворума для принятия решения по этим вопросам осуществляется отдельно. При этом отсутствие кворума для принятия решения по вопросам, голосование по которым осуществляется одним составом голосующих, не препятствует принятию решения по вопросам, голосование по которым осуществляется другим составом голосующих, для принятия которого кворум имеется.

Решение общего собрания акционеров по каждому вопросу его повестки дня, принятое путем заочного голосования, считается действительным, если в голосовании по этому вопросу участвовали акционеры - владельцы (и иные включенные в список лица в интересах акционеров - владельцев) в совокупности более половины голосующих акций общества.

Принявшими участие в общем собрании акционеров, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены до даты окончания срока приема бюллетеней.

16. Акционерам — владельцам голосующих акций общества, предоставляющих право голоса только по отдельным вопросам повестки дня общего собрания акционеров, а также иным лицам, включенным в список лиц, имеющих право на участие в общем собрании акционеров, действующим в интересах акционеров — владельцев таких акций, предоставляются бюллетени, содержащие варианты голосования только по этим вопросам повестки дня общего собрания акционеров.

11. КВОРУМ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. Общее собрание акционеров правомочно, если в нем приняли участие акционеры, обладающие в совокупности более чем половиной голосов размещенных акций общества.

Принявшими участие в общем собрании акционеров считаются акционеры, зарегистрировавшиеся для участия в нем, и акционеры, бюллетени которых получены не позднее двух дней до даты проведения общего собрания акционеров. Принявшими участие в общем собрании акционеров, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены до даты окончания приема бюллетеней.

Общее собрание, проводимое в форме собрания, открывается, если ко времени начала его проведения имеется кворум хотя бы по одному из вопросов включенных в повестку дня общего собрания.

В случае, если ко времени начала проведения общего собрания нет кворума ни по одному из вопросов, включенных в повестку дня общего собрания, открытие общего собрания переносится на срок не более двух часов. Перенос открытия общего собрания более одного раза не допускается.

2. Если повестка дня общего собрания акционеров включает вопросы, голосование по которым осуществляется разным составом голосующих, определение кворума для принятия решения по этим вопросам осуществляется отдельно. При этом отсутствие кворума для принятия решения по вопросам, голосование по которым осуществляется одним составом голосующих, не препятствует принятию решения по вопросам, голосование по которым осуществляется другим составом голосующих, для принятия которого кворум имеется.

3. Общее собрание, к моменту открытия которого имелся кворум лишь по отдельным вопросам повестки дня, не может быть закрыто, если к моменту окончания регистрации зарегистрировались лица, регистрация которых обеспечивает кворум для принятия решения по иным вопросам повестки дня общего собрания.

4. При определении наличия кворума и подсчете голосов, части голосов, предоставляемые дробными акциями, суммируются без округления.

5. При отсутствии кворума для проведения годового общего собрания акционеров должно быть проведено повторное общее собрание акционеров с той же повесткой дня. При отсутствии кворума для проведения внеочередного общего собрания акционеров может быть проведено повторное общее собрание акционеров с той же повесткой дня.

Повторное общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности не менее чем 30 процентами голосов размещенных голосующих акций общества. Сообщение о проведении повторного общего собрания осуществляется в соответствии с требованиями статьи 52 Федерального закона "Об акционерных обществах". При этом положения абзаца второго пункта 1 статьи 52 Федерального закона "Об акционерных обществах" не применяются. Вручение, направление и опубликование бюллетеней для голосования при проведении повторного общего собрания акционеров осуществляются в соответствии с требованиями статьи 60 Федерального закона "Об акционерных обществах".

6. При проведении повторного общего собрания акционеров менее чем через 40 дней после несостоявшегося общего собрания акционеров лица, имеющие право на участие на общем собрании акционеров, определяются в соответствии со списком лиц, имевших право на участие в несостоявшемся общем собрании акционеров.

12. РАБОЧИЕ ОРГАНЫ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. Рабочими органами общего собрания акционеров являются:

- президиум;
- председатель;
- секретарь;
- счетная комиссия.

2. Если регистратор не привлечен или не приступил к исполнению функций счетной комиссии, данные функции исполняются председателем общего собрания акционеров.

3. Президиум собрания составляют: председатель совета директоров общества, секретарь собрания, генеральный директор общества или лицо, исполняющее обязанности единоличного исполнительного органа общества.

4. Президиум осуществляет на коллегиальной основе общее руководство собранием, координирует деятельность других рабочих органов собрания, устанавливает перерывы в работе собрания, анализирует вопросы и заявления, поступившие в адрес собрания, обобщает и классифицирует их и в соответствующих случаях формирует коллективное мнение президиума по конкретному вопросу, принимает решение о приобщении к протоколу собрания материалов (текстов выступлений, сообщений, информации и т.п.) участников собрания, направивших указанные материалы в адрес президиума.

5. На общем собрании акционеров председательствует председатель совета директоров общества, а если он отсутствует или отказывается председательствовать — лицо, выполняющее функции единоличного исполнительного органа общества.

В случае отсутствия указанных лиц или их отказа председательствовать на собрании председательствует один из директоров по выбору членов совета директоров. Если директора отсутствуют или отказываются председательствовать, то собрание, проводимое в форме совместного присутствия, выбирает председателя из числа акционеров, зарегистрированных для участия в собрании.

В этом случае представитель счетной комиссии объявляет перерыв для выдвижения кандидатов на пост председателя общего собрания.

Участники (участник) собрания, распоряжающиеся в совокупности не менее чем 2 процентами голосующих акций общества, до окончания перерыва подают в счетную комиссию письменные заявки с указанием:

- Ф.И.О. кандидата, количества и категории (типа) принадлежащих ему акций;
- Ф.И.О. (наименование) акционеров, выдвигающих кандидата, количества и категории (типа) принадлежащих им акций.

Общее собрание избирает председателя собрания из числа выдвинутых кандидатов.

При голосовании по выборам председателя собрания участник собрания полностью отдает находящиеся в его распоряжении голоса только за одного из кандидатов или имеет право не отдавать голоса никому из них.

При подведении итогов голосования по выборам председателя собрания учитываются голосующие акции общества, а также акции, голосующие по отдельным вопросам повестки дня.

Кандидат считается избранным, если за него подано более 50 процентов голосов от общего числа голосов, участвующих в голосовании по данному вопросу.

6. Председатель собрания официально объявляет об открытии собрания и завершении его работы. По завершении обсуждения всех вопросов повестки дня объявляет голосование по ним, ведет собрание, контролирует исполнение регламента собрания, дает необходимые указания и поручения счетной комиссии, дает указания о распространении документов собрания и заявлений президиума собрания, принимает меры по поддержанию или восстановлению порядка на общем собрании акционеров, в случаях нарушения выступающим порядка ведения собрания лишает его слова, объявляет о начале и завершении перерывов в работе собрания, подписывает протокол общего собрания акционеров.

Председатель собрания не вправе прерывать выступление участника собрания, а также комментировать его, если это не вызвано нарушением выступающим порядка ведения собрания и иными процедурными обстоятельствами.

Председатель собрания должен стремиться к тому, чтобы акционеры получили ответы на все вопросы непосредственно на общем собрании. Если сложность вопроса не позволяет ответить на него незамедлительно, следует дать на него письменный ответ в кратчайшие сроки после окончания общего собрания.

7. Председатель собрания может поручить ведение собрания другому лицу, при этом он остается председателем собрания.

8. Секретарем собрания (далее — секретарь) является представитель счетной комиссии или лицо, назначаемое советом директоров общества.

9. Секретарь обеспечивает контроль за подготовкой проектов рабочих документов к собранию, ведет и подписывает протокол собрания, знакомит акционеров, в случае их обращения, с протоколом и решениями собрания, хранит протоколы общего собрания акционеров.

10. Счетная комиссия в части исполнения возложенных на нее обязанностей является независимым постоянно действующим рабочим органом собрания, функции которого выполняет регистратор общества.

11. Сведения, полученные лицами, выполняющими функции счетной комиссии, в процессе обработки результатов голосования (подсчета голосов и заполнения протоколов), являются конфиденциальными.

12. Счетная комиссия осуществляет следующие функции:

- проверяет полномочия и регистрирует лиц, участвующих в общем собрании, ведет журналы регистрации;
- ведет учет доверенностей (предоставляемых ими прав) и иных документов, на основании которых участник собрания действует от имени лица, включенного в список лиц, имеющих право на участие в общем собрании акционеров;
- выдает бюллетени для голосования и иную информацию (материалы) общего собрания зарегистрированным участникам собрания;
- определяет кворум общего собрания акционеров по каждому вопросу, поставленному на голосование;
- организует избрание рабочих органов собрания в случаях, предусмотренных уставом общества, а также настоящим Положением;
- разъясняет вопросы, возникающие в связи с реализацией участниками собрания права голоса на общем собрании;
- разъясняет порядок голосования по вопросам, поставленным на голосование;
- обеспечивает установленный порядок голосования и права акционеров на участие в голосовании;
- подсчитывает голоса и подводит итоги голосования;
- составляет протокол об итогах голосования;
- передает в архив бюллетени для голосования;
- осуществляет иные функции, предусмотренные уставом и внутренними документами общества.

13. РЕГИСТРАЦИЯ УЧАСТНИКОВ СОБРАНИЯ АКЦИОНЕРОВ

1. Принявшими участие в общем собрании, проводимом в форме совместного присутствия для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование, с предварительным направлением (вручением) бюллетеней для голосования до проведения общего собрания акционеров, считаются акционеры, зарегистрировавшиеся для участия в нем, и акционеры, бюллетени которых получены не позднее 2 дней до даты проведения общего собрания акционеров.

2. Принявшими участие в общем собрании, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены не позднее даты окончания приема обществом бюллетеней для голосования.

3. Счетная комиссия проверяет полномочия и регистрирует лиц, участвующих в общем собрании акционеров.

4. Регистрация лиц, участвующих в общем собрании акционеров, проводимом в форме собрания, должна осуществляться по адресу места проведения общего собрания.

5. Регистрация лиц, имеющих право на участие в общем собрании, не зарегистрировавшихся для участия в общем собрании до его открытия, оканчивается не ранее завершения обсуждения последнего вопроса повестки дня общего собрания, по которому имеется кворум.

6. При осуществлении регистрации счетная комиссия должна вести журналы:

- регистрации участников собрания;
- учета доверенностей и иных документов, подтверждающих право участника собрания действовать от имени общества.

Счетная комиссия по своей инициативе может вести и другие регистрационные формы и журналы.

7. Регистрация начинается не позднее чем за 1 час до времени проведения собрания.

8. *При регистрации участники собрания предъявляют следующие документы:*

- акционер (физическое лицо) — документ, удостоверяющий личность (паспорт);
- представитель акционера (физического лица) — доверенность от имени акционера и документ, удостоверяющий личность представителя (паспорт);
- представитель акционера (юридического лица) — доверенность от имени юридического лица и документ, удостоверяющий личность представителя (паспорт);
- руководитель юридического лица, являющегося акционером общества, — документ, подтверждающий его должностное положение в соответствии с действующим законодательством, и документ, удостоверяющий личность (паспорт).

Регистрация лиц, имеющих право на участие в общем собрании, должна осуществляться при условии идентификации лиц, явившихся для участия в общем собрании, путем сравнения данных, содержащихся в списке лиц, имеющих право на участие в общем собрании с данными документов, предъявляемых (представляемых) указанными лицами.

Счетная комиссия выдает под роспись участнику собрания бюллетени для голосования и иные материалы, подлежащие раздаче участникам собрания.

Если голосование на общем собрании, проводимом в форме собрания, может осуществляться путем направления в общество заполненных бюллетеней для голосования, по требованию лиц, регистрирующихся для участия в общем собрании, бюллетени которых не получены обществом или получены позднее чем за два дня до даты проведения собрания, им могут быть выданы бюллетени для голосования только с отметкой об их повторной выдаче.

Счетная комиссия заполняет журналы регистрации участников собрания.

Доверенности и иные документы, подтверждающие право участника собрания действовать от имени акционера, сдаются в общество при регистрации. По желанию участника собрания в общество могут сдаваться копии этих документов. Копии делаются счетной комиссией за счет общества.

9. Счетная комиссия оформляет протокол по итогам регистрации участников собрания, в котором указываются:

- полное фирменное наименование и место нахождения общества;
- вид общего собрания (годовое или внеочередное);
- форма проведения общего собрания (собрание или заочное голосование);
- дата проведения общего собрания;
- место проведения общего собрания, проведенного в форме собрания (адрес, по которому проводилось собрание);
- повестка дня общего собрания;
- время начала и время окончания регистрации лиц, имевших право на участие в общем собрании, проведенном в форме собрания;
- число голосов, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании, по каждому вопросу повестки дня общего собрания;
- число голосов, которыми обладали лица, зарегистрированные для участия в общем собрании акционеров;
- число голосов, которыми обладали лица, чьи бюллетени получены обществом в соответствии с требованиями действующего законодательства;
- сведения о наличии кворума для голосования по вопросам повестки дня общего собрания акционеров;
- председатель (президиум) и секретарь общего собрания;
- дата составления протокола общего собрания.

К протоколу прилагаются письменные жалобы и заявления по процедуре регистрации.

Протокол подписывается представителем регистратора общества.

10. Счетная комиссия докладывает участникам собрания о наличии кворума по каждому вопросу повестки дня общего собрания акционеров.

14. ГОЛОСОВАНИЕ НА ОБЩЕМ СОБРАНИИ АКЦИОНЕРОВ. БЮЛЛЕТЕНИ ДЛЯ ГОЛОСОВАНИЯ

1. Голосование на общем собрании акционеров осуществляется по принципу "одна голосующая акция — один голос", а при проведении кумулятивного голосования — "одна голосующая акция — равное количество голосов".

2. При голосовании не допускается разделения голосов, которыми обладает участник собрания. Это означает, что если у него имеется больше, чем одна голосующая акция, то он не может проголосовать одной частью голосов за принятие, а другой — против принятия данного решения или воздержаться.

3. Подсчет голосов на общем собрании акционеров по вопросу, поставленному на голосование, правом голоса при решении которого обладают акционеры — владельцы обыкновенных и привилегированных акций об-

щества, осуществляется по всем голосующим акциям совместно, за исключением случаев, установленных Федеральным законом “Об акционерных обществах”.

4. Голосование на общем собрании акционеров по вопросам, поставленным на голосование, осуществляется бюллетенями для голосования.

5. Форма и текст бюллетеня для голосования утверждаются советом директоров.

Возможно использование нескольких бланков бюллетеней для голосования.

Бланк бюллетеня для голосования может включать один или несколько вопросов, поставленных на голосование.

6. При проведении собрания в форме совместного присутствия акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование с предварительным направлением (вручением) бюллетеней для голосования до проведения общего собрания акционеров, в бюллетене для голосования должны быть указаны:

- полное фирменное наименование общества;
- место нахождения общества;
- форма проведения общего собрания акционеров;
- дата, место, время проведения общего собрания акционеров;
- дата окончания приема бюллетеней для голосования, предварительно направленных (врученных) акционерам до проведения общего собрания акционеров;
- почтовый адрес, по которому могут направляться (сдаваться в общество лично) заполненные бюллетени для голосования;
- вопрос, поставленный на голосование;
- формулировки решений по вопросу, поставленному на голосование, голосование по которому осуществляется данным бюллетенем;
- варианты голосования по каждому предложенному решению вопроса, поставленного на голосование, выраженные формулировками “за”, “против” или “воздержался”;
- упоминание о том, что бюллетень для голосования должен быть подписан акционером.

7. При проведении собрания в форме заочного голосования в бюллетене для голосования должны быть указаны:

- полное фирменное наименование общества;
- место нахождения общества;
- форма проведения общего собрания акционеров (заочное голосование);
- дата проведения общего собрания акционеров (дата окончания приема бюллетеней для голосования);
- место, время проведения общего собрания акционеров;
- почтовый адрес, по которому должны направляться (сдаваться) заполненные бюллетени для голосования;
- вопрос, поставленный на голосование;
- формулировки решений по вопросу, поставленному на голосование, голосование по которому осуществляется данным бюллетенем;
- варианты голосования по каждому предложенному решению вопроса, поставленного на голосование, выраженные формулировками “за”, “против” или “воздержался”;
- указание на то, что бюллетень для голосования должен быть подписан акционером.

8. Помимо сведений, указанных в п. 6 и 7 статьи 14 настоящего положения, в бюллетене для голосования должны содержаться следующие разъяснения:

- голосующий вправе выбрать только один вариант голосования, кроме случаев голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании, или в соответствии с указаниями владельцев депозитарных ценных бумаг;

- если в бюллетене оставлены более одного варианта голосования, то в полях для проставления числа голосов, отданных за каждый вариант голосования, должно быть указано число голосов, отданных за соответствующий вариант голосования, и сделана отметка о том, что голосование осуществляется в соответствии с указаниями приобретателей акций, переданных после даты составления списка, имеющих право на участие в общем собрании, и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг;

- голосующий по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании;

- если после даты составления списка лиц, имеющих право на участие в общем собрании, переданы не все акции, голосующий в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что часть акций передана после даты составления списка лиц, имеющих право на участие в общем собрании. Если в отношении акций, преданных после даты составления списка лиц, имеющих право на участие в общем собрании, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, то такие голоса суммируются.

9. Бюллетень для голосования может содержать дополнительные сведения, определенные советом директоров при утверждении формы и текста бюллетеня для голосования.

10. При кумулятивном голосовании по выборам совета директоров общества бюллетень для голосования должен содержать указание на это и разъяснение порядка кумулятивного голосования.

В бюллетене для голосования, которым осуществляется кумулятивное голосование по вопросу об избрании членов совета директоров (наблюдательного совета) общества, помимо разъяснения существа кумулятивного голосования, должно содержаться также следующее разъяснение:

"Дробная часть голоса, полученная в результате умножения числа голосов, принадлежащих акционеру - владельцу дробной акции, на число лиц, которые должны быть избраны в совет директоров (наблюдательный совет) общества, может быть отдана только за одного кандидата".

Бюллетень для кумулятивного голосования должен содержать следующие варианты голосования: “за”, “против всех кандидатов”, “воздержался по всем кандидатам”.

При голосовании “за” участник собрания вправе отдать все принадлежащие ему голоса за одного кандидата или распределить их между двумя и более кандидатами.

Участник собрания вправе распределить голоса по находящимся в его распоряжении голосующим акциям в виде процентов, о чем может быть дано указание в тексте бюллетеня для голосования. Голоса, распределяемые между кандидатами, могут выражаться как целыми, так и дробными числами.

11. В бюллетене для голосования напротив каждого варианта голосования должны содержаться поля для проставления числа голосов, отданных за каждый вариант голосования, а также может содержаться указание числа голосов, принадлежащих лицу, имеющему право на участие в общем собрании. При этом, если таким бюллетенем осуществляется голосование по двум или более вопросам повестки дня общего собрания и число голосов, которыми может голосовать лицо, имеющее право на участие в общем собрании, по разным вопросам повестки дня общего собрания не совпадает, в таком бюллетене должно быть указано число голосов, которыми может голосовать лицо, имеющее право на участие в общем собрании, по каждому вопросу повестки дня общего собрания.

12. В случае представления в общество бюллетеня для голосования до проведения общего собрания акционеров в форме совместного присутствия и при проведении собрания в форме заочного голосования к бюллетеню, подписанному представителем лица, включенного в список лиц, имеющих право участвовать в общем собрании акционеров, действующим на основании доверенности, прилагается доверенность (нотариально удостоверенная копия) или иной документ (нотариально удостоверенная копия), удостоверяющий право представителя действовать от имени акционера.

В случае если доверенность выдана в порядке передоверия, наряду с ней (нотариально удостоверенной копией) представляется доверенность, на основании которой она выдана (или ее нотариально удостоверенная копия).

В случае несоблюдения требований, установленных в настоящем пункте, бюллетень для голосования, подписанный представителем, действующим на основании доверенности, не учитывается (признается недействительным).

13. Участник собрания вправе проголосовать в любой момент с начала собрания.

Участник собрания может сформировать и выразить свое мнение по вопросам, поставленным на голосование, как участвуя в их обсуждении, так и без участия в нем.

По завершении обсуждения всех вопросов повестки дня общего собрания акционеров председатель собрания объявляет голосование по всем вопросам повестки дня. Это означает, что те участники собрания, которые еще не проголосовали, имеют возможность сделать это.

14. Заполнение бюллетеней производится участниками собрания без использования кабин для голосования.

15. Если при подсчете голосов будут обнаружены два или более заполненных бюллетеня одного лица, в которых по одному вопросу повестки дня общего собрания голосующим оставлены разные варианты голосования, то в части голосования по такому вопросу все указанные бюллетени признаются недействительными.

Данное правило не распространяется на бюллетени для голосования, подписанные лицом, выдавшим доверенность на голосование в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, и (или) лицами, действующими на основании таких доверенностей, в которых в полях для проставления числа голосов, отданных за каждый вариант голосования, указано число голосов, отданных за соответствующий вариант голосования, и содержатся соответствующие отметки, предусмотренные пунктом 8 главы 14 настоящего Положения.

16. При голосовании, осуществляемом бюллетенями для голосования, засчитываются голоса по тем вопросам, по которым голосующим оставлен только один из возможных вариантов для голосования. Бюллетени, заполненные с нарушением настоящего требования, признаются недействительными.

Если вопрос, голосование по которому осуществляется бюллетенем для голосования, включает более одной формулировки решения по данному вопросу и вариант голосования «за» оставлен более чем одной из формулировок, бюллетень признается недействительным.

Если при принятии решения об образовании единоличного исполнительного органа, в том случае, когда решение этого вопроса не отнесено уставом к компетенции совета директоров общества, утверждении аудитора общества оставлен вариант «за» более чем у одного из кандидатов, бюллетень признается недействительным.

Если при избрании коллегиального исполнительного органа общества, в том случае, когда решение этого вопроса не отнесено уставом к компетенции совета директоров общества, ревизионной комиссии общества

вариант голосования «за» оставлен у большего числа кандидатов, чем имеется вакансий, бюллетень признается недействительным.

Если при кумулятивном голосовании по выборам совета директоров общества акционер распределил между кандидатами большее количество голосов, чем имеется в его распоряжении, бюллетень признается недействительным.

Если бюллетень для голосования не позволяет идентифицировать лицо (акционера или представителя акционера), проголосовавшее данным бюллетенем, то бюллетень признается недействительным.

При проведении собрания в форме заочного голосования бюллетени, полученные обществом после даты окончания приема бюллетеней для голосования, считаются непринявшими участие в общем собрании, и голоса, указанные в них, не учитываются.

17. Если бюллетень для голосования содержит несколько вопросов, поставленных на голосование, несоблюдение вышеуказанных требований в отношении одного или нескольких вопросов не влечет за собой признание бюллетеня для голосования недействительным в целом.

18. Общество хранит все полученные им бюллетени для голосования, в том числе:

- бюллетени для голосования, полученные обществом после даты окончания приема бюллетеней для голосования, при проведении собрания в форме заочного голосования;
- бюллетени для голосования, полученные обществом позднее двух дней до даты проведения общего собрания акционеров при проведении общего собрания акционеров в форме совместного присутствия акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование, с предварительным направлением (вручением) бюллетеней для голосования до проведения общего собрания акционеров.

15. ГОЛОСОВАНИЕ ПО ПОРЯДКУ ВЕДЕНИЯ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ В ФОРМЕ СОВМЕСТНОГО ПРИСУТСТВИЯ

1. Президиум собрания предлагает на голосование вопросы по порядку ведения общего собрания акционеров. Участники (участник) собрания, распоряжающиеся в совокупности не менее чем 2 процентами акций общества, вправе вносить предложения по порядку ведения общего собрания. Предложения подаются в письменном виде в президиум собрания.

В предложении указываются:

- вопрос для голосования и формулировка решения по вопросу;
- четко сформулированные мотивы внесения вопроса для голосования;
- Ф.И.О. (наименование) участника (участников) собрания, внесшего (вносящих) предложение, количество принадлежащих ему (им) акций.

В случае, если лицо (лица) участвует на голосовании на основании доверенности, в предложении должно быть указание на это.

Предложение должно быть подписано лицами, вносящими его.

2. Голосовать по порядку ведения общего собрания акционеров вправе участники собрания, имеющие соответствующие полномочия.

3. Голосование проводится путем простого поднятия рук участвующих в собрании.

4. Решение общего собрания по порядку ведения общего собрания акционеров, принимается большинством голосов акционеров, принимающих участие в собрании.

5. Председательствующий оглашает предложение, выносимое на голосование. Сформулированный вопрос заносится в протокол собрания как дополнительный под определенным номером. Если внесено несколько вопросов, то каждый из них заносится в протокол под своим номером.

16. ДОКУМЕНТЫ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. Итоги голосования по вопросам, поставленным на голосование, включая вопросы порядка ведения общего собрания акционеров, подводятся счетной комиссией.

Решение общего собрания акционеров по вопросу повестки дня собрания не считается принятым и не может быть оглашено до подведения итогов голосования по всем вопросам повестки дня.

2. По итогам голосования счетная комиссия составляет протокол об итогах голосования на общем собрании акционеров, отражающий результаты голосования по каждому вопросу повестки дня, поставленному на голосование, и по порядку ведения общего собрания акционеров.

3. В протоколе счетной комиссии по итогам голосования указываются:

- полное фирменное наименование общества;
- место нахождения общества;
- вид собрания (годовое или внеочередное);
- для внеочередного общего собрания акционеров — инициаторы его проведения;
- форма проведения собрания;
- дата проведения общего собрания акционеров (дата окончания приема бюллетеней для голосования при проведении общего собрания акционеров в форме заочного голосования);
- время проведения общего собрания акционеров;

- место проведения общего собрания акционеров (место подведения итогов голосования при проведении общего собрания акционеров в форме заочного голосования);
- время начала и время окончания регистрации лиц, имевших право на участие в общем собрании, проведенном в форме собрания;
- время открытия и время закрытия общего собрания, проведенного в форме собрания, а в случае, если решения, принятые общим собранием, и итоги голосования по ним оглашались на общем собрании, также время подсчета голосов;
- повестка дня общего собрания;
- почтовый адрес (адреса), по которому направлялись заполненные бюллетени для голосования при проведении общего собрания в форме заочного голосования, а также при проведении общего собрания в форме собрания, если голосование по вопросам, включенным в повестку дня общего собрания, могло осуществляться путем направления в общество заполненных бюллетеней;
- число голосов, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании, по каждому вопросу повестки дня общего собрания;
- число голосов, которыми обладали лица, принявшие участие в общем собрании, по каждому вопросу повестки дня общего собрания, с указанием имелся ли кворум по каждому вопросу;
- число голосов, отданных за каждый из вариантов голосования (“за”, “против”, “воздержался”) по каждому вопросу повестки дня общего собрания, по которому имелся кворум;
- формулировка решений, принятых общим собранием по каждому вопросу повестки дня общего собрания;
- число бюллетеней, признанных недействительными при подведении итогов голосования по вопросу, поставленному на голосование, с указанием количества голосующих акций, представленных данными бюллетенями;
- полное фирменное наименование, место нахождения регистратора и имена уполномоченных им лиц;
- дата составления протокола.

При проведении общего собрания акционеров в форме совместного присутствия акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование с предварительным направлением (вручением) бюллетеней для голосования, до проведения общего собрания акционеров, в протоколе по итогам голосования дополнительно указываются:

- число бюллетеней для голосования, поступивших в общество не позднее двух дней до даты проведения собрания;
- бюллетени для голосования, предварительно направленные акционерам до собрания и поступившие в общество позднее двух дней до даты проведения собрания.

При проведении общего собрания акционеров в форме заочного голосования в протоколе по итогам голосования указывается число бюллетеней для голосования, поступивших в общество до даты окончания приема бюллетеней для голосования, и число бюллетеней для голосования, поступивших в общество после даты окончания приема бюллетеней для голосования.

4. Протокол счетной комиссии по итогам голосования составляется в двух экземплярах. Каждый экземпляр подписывается представителем (представителями) регистратора, действующим от его имени на основании устава или доверенности.

5. Протокол об итогах голосования составляется не позднее 15 дней после закрытия общего собрания акционеров или даты окончания приема бюллетеней при проведении общего собрания акционеров в форме заочного голосования.

После составления протокола об итогах голосования и подписания протокола общего собрания акционеров бюллетени для голосования опечатываются счетной комиссией и сдаются в архив общества на хранение.

6. Протокол об итогах голосования подлежит приобщению к протоколу общего собрания акционеров.

7. Решения, принятые общим собранием акционеров, и итоги голосования оглашаются на общем собрании акционеров, в ходе которого проводилось голосование, или доводятся не позднее 10 дней после составления протокола об итогах голосования в форме отчета об итогах голосования до сведения лиц, включенных в список лиц, имеющих право на участие в общем собрании акционеров, в порядке, предусмотренном для сообщения о проведении общего собрания акционеров.

8. К протоколу по итогам голосования прилагаются письменные жалобы и заявления, поступившие в счетную комиссию.

9. При проведении общего собрания акционеров наряду с протоколом об итогах голосования составляется отчет об итогах голосования, который не позднее 10 дней после составления протокола об итогах голосования доводится до сведения лиц, включенных в список лиц, имеющих право на участие в общем собрании акционеров, в порядке, предусмотренном уставом общества для сообщения о проведении общего собрания акционеров.

10. В отчете об итогах голосования на общем собрании указываются:

- полное фирменное наименование и место нахождения общества;
- вид общего собрания (годовое или внеочередное);
- форма проведения общего собрания (собрание или заочное голосование);
- дата проведения общего собрания;
- место проведения общего собрания, проведенного в форме собрания (адрес, по которому проводилось собрание);
- повестка дня общего собрания;

- число голосов, которыми обладали лица, включенные в список лиц, имевших право на участие в общем собрании, по каждому вопросу повестки дня общего собрания;

- число голосов, которыми обладали лица, принявшие участие в общем собрании, по каждому вопросу повестки дня общего собрания с указанием, имелся ли кворум по каждому вопросу;
- число голосов, отданных за каждый из вариантов голосования ("за", "против" и "воздержался") по каждому вопросу повестки дня общего собрания, по которому имелся кворум;
- формулировки решений, принятых общим собранием по каждому вопросу повестки дня общего собрания;
- полное фирменное наименование, место нахождения регистратора и имена уполномоченных им лиц;
- имена председателя и секретаря общего собрания.

11. Отчет об итогах голосования на общем собрании подписывается председателем и секретарем общего собрания.

12. Протокол общего собрания акционеров составляется не позднее 15 дней после закрытия общего собрания акционеров.

При проведении общего собрания акционеров в форме заочного голосования протокол общего собрания акционеров по итогам заочного голосования составляется в срок не позднее 15 дней с даты окончания приема обществом бюллетеней для заочного голосования.

13. В протоколе общего собрания указываются:

- полное фирменное наименование и место нахождения общества;
- вид общего собрания (годовое или внеочередное);
- форма проведения общего собрания (собрание или заочное голосование);
- дата проведения общего собрания;
- место проведения общего собрания, проведенного в форме собрания (адрес, по которому проводилось собрание);
- повестка дня общего собрания;
- время начала и время окончания регистрации лиц, имевших право на участие в общем собрании, проведенном в форме собрания;
- время открытия и время закрытия общего собрания, проведенного в форме собрания, а в случае, если решения, принятые общим собранием, и итоги голосования по ним оглашались на общем собрании, также время начала подсчета голосов;
- почтовый адрес (адреса), по которому направлялись заполненные бюллетени для голосования при проведении общего собрания в форме заочного голосования, а также при проведении общего собрания в форме собрания, если голосование по вопросам, включенным в повестку дня общего собрания, могло осуществляться путем направления в общество заполненных бюллетеней;
- общее количество голосов, которыми обладают акционеры;
- количество голосов, которыми обладают акционеры, принимающие участие в собрании;
- число голосов, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании, по каждому вопросу повестки дня общего собрания;
- число голосов, которыми обладали лица, принявшие участие в общем собрании, по каждому вопросу повестки дня общего собрания с указанием, имелся ли кворум по каждому вопросу;
- число голосов, отданных за каждый из вариантов голосования ("за", "против" и "воздержался") по каждому вопросу повестки дня общего собрания, по которому имелся кворум;
- формулировки решений, принятых общим собранием по каждому вопросу повестки дня общего собрания;
- основные положения выступлений и имена выступавших лиц по каждому вопросу повестки дня общего собрания, проведенного в форме собрания;
- председатель (президиум) и секретарь общего собрания;
- дата составления протокола общего собрания.

В случае, если в обществе не создана счетная комиссия и функции счетной комиссии не выполняются регистратором, в протоколе общего собрания должны указываться сведения, которые в соответствии с Федеральным законом "Об акционерных обществах" и настоящим положением должны указываться в протоколе счетной комиссии об итогах голосования на общем собрании.

14. К протоколу общего собрания приобщаются:

протокол счетной комиссии об итогах голосования на общем собрании;

документы, принятые или утвержденные решениями общего собрания.

15. В случае, если в повестку дня общего собрания включен вопрос об одобрении обществом сделки, в совершении которой имеется заинтересованность, в протоколе общего собрания акционеров, протоколе счетной комиссии об итогах голосования на общем собрании и отчете об итогах голосования на общем собрании указываются:

- число голосов, которыми по указанному вопросу обладали все лица, включенные в список лиц, имеющих право на участие в общем собрании, не заинтересованные в совершении обществом сделки;
- число голосов, которыми по указанному вопросу обладали лица, не заинтересованные в совершении обществом сделки, принявшие участие в общем собрании;
- число голосов, отданных по указанному вопросу за каждый из вариантов голосования ("за", "против" и "воздержался").

16. Протокол общего собрания акционеров составляется в двух экземплярах. Оба экземпляра подписываются председательствующим на общем собрании акционеров и секретарем общего собрания акционеров.

17. Протокол общего собрания акционеров и протокол об итогах голосования являются документами постоянного хранения, к которым должен быть обеспечен свободный доступ акционеров.

18. Копии протоколов общего собрания и об итогах голосования должны быть выданы акционеру в течение 5 дней с момента получения обществом соответствующего требования акционера. Предоставление указанных копий осуществляется при условии возмещения обществу расходов, связанных с их изготовлением.

RECEIVED

2006 JUN 23 P 4:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Утверждено общим собранием акционеров
ОАО «Торговый Дом ГУМ»
протокол № 19 от 14 июня 2006 года

Председатель общего собрания акционеров
ОАО «Торговый Дом ГУМ»

В.Л. Вечканов

Изменения в Устав открытого акционерного общества
«Торговый Дом ГУМ»

1. Пункт 11 статьи 11 Устава читать в следующей редакции:
«Коллегиальный исполнительный орган (правление) состоит из 5 (пяти) человек. Кворум заседания правления составляет более половины членов правления, от количества установленного уставом общества».
2. Пункт 12 статьи 11 Устава читать в следующей редакции:
«Члены коллегиального исполнительного органа в количестве 4 (четырех) человек избираются советом директоров раз в два года. Генеральный директор (уполномоченный представитель управляющей организации или управляющий - индивидуальный предприниматель) является председателем коллегиального исполнительного органа. В случае досрочного прекращения полномочий коллегиального исполнительного органа полномочия генерального директора (уполномоченного представителя управляющей организации или управляющего - индивидуального предпринимателя) как председателя правления продолжают действовать. В случае досрочного прекращения полномочий коллегиального исполнительного органа полномочия вновь избранного коллегиального исполнительного органа действуют до следующего через 2 (два) года заседания совета директоров за заседанием, на котором был избран коллегиальный исполнительный орган. Совет директоров вправе принять решение о досрочном прекращении полномочий членов коллегиального исполнительного органа общества в соответствии с положениями федерального закона «Об акционерных обществах» и настоящего устава».

Утверждено

общим собранием акционеров

ОАО «Торговый Дом ГУМ»

Протокол № 19 от 14 июня 2006 года

Председатель общего собрания акционеров

ОАО «Торговый Дом ГУМ»

В.Л. Вечканов

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТОРГОВЫЙ ДОМ ГУМ» GUM TRADING HOUSE МОСКВА РОССИЯ

П О Л О Ж Е Н И Е

«О единоличном и коллегиальном исполнительных органах открытого акционерного общества «Торговый Дом ГУМ» (новая редакция)

г. Москва, 2006 г.

Настоящее положение разработано в соответствии с Гражданским кодексом Российской Федерации, Федеральным Законом "Об акционерных обществах", Уставом открытого акционерного общества "Торговый Дом ГУМ".

1. ОБЩИЕ ПОЛОЖЕНИЯ

1. Руководство текущей деятельностью общества осуществляется исполнительными органами общества: единоличным исполнительным органом (генеральным директором или лицом, которому по решению общего собрания акционеров общества переданы полномочия единоличного исполнительного органа - управляющая организация, управляющий) и коллегиальным исполнительным органом (правлением). Генеральный директор (уполномоченный представитель управляющей организации или управляющий - индивидуальный предприниматель) является председателем коллегиального исполнительного органа.

2. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2% голосующих акций, в срок не позднее 60 календарных дней после окончания финансового года вправе выдвинуть кандидата на должность единоличного исполнительного органа.

3. Срок полномочий исполнительных органов общества устанавливается уставом общества.

4. Избрание единоличного исполнительного органа и досрочное прекращение его полномочий производится общим собранием акционеров простым большинством голосов акционеров-владельцев голосующих акций, принимающих участие в общем собрании, путем голосования по каждой кандидатуре в отдельности.

Избрание коллегиального исполнительного органа и досрочное прекращение полномочий его членов производится советом директоров общества простым большинством голосов членов совета директоров, принимающих участие в заседании, путем голосования по каждой кандидатуре в отдельности.

5. Предложение о выдвижении кандидатов для включения в список кандидатур для голосования по выборам в единоличный исполнительный орган общества на годовом и внеочередном общих собраниях акционеров должно содержать информацию установленную требованиями Федерального закона «Об акционерных обществах» и уставом общества.

Предложение о выдвижении кандидатов в коллегиальный исполнительный орган должно содержать информацию установленную требованиями Федерального закона «Об акционерных обществах» и уставом общества для включения в список кандидатур для голосования по выборам в единоличный исполнительный орган общества на годовом и внеочередном общих собраниях акционеров.

6. К компетенции исполнительных органов общества относятся все вопросы текущей деятельности общества, за исключением вопросов, отнесенных к компетенции общего собрания акционеров и совета директоров, а также организация выполнения решений общего собрания акционеров и совета директоров.

7. Лицо осуществляющее полномочия единоличного исполнительного органа и члены коллегиального исполнительного органа при осуществлении своих прав и исполнении обязанностей должны действовать в интересах общества, осуществлять свои права и исполнять обязанности в отношении общества добросовестно и разумно, руководствуясь в своей деятельности уставными целями и внутренними положениями общества, а также нормами действующего законодательства.

8. Исполнительные органы общества подотчетны в своей деятельности общему собранию акционеров и совету директоров.

2. ЕДИНОЛИЧНЫЙ ИСПОЛНИТЕЛЬНЫЙ ОРГАН

1. Единоличный исполнительный орган правомочен решать любые вопросы руководства текущей деятельностью общества, за исключением вопросов, отнесенных к компетенции общего собрания акционеров, совета директоров и правления.

Сделка, совершенная лицом, осуществляющим полномочия единоличного исполнительного органа, с превышением полномочий, считается заключенной от имени и в интересах общества, если только орган, в компетенции которого находится решение данного вопроса, впоследствии одобрит ее на своем заседании (правление, совет директоров) или на общем собрании акционеров.

Последующее одобрение сделки правомочным органом создает для общества права и обязанности по данной сделке с момента ее совершения.

2. Генеральный директор общества (уполномоченный представитель управляющей организации или управляющий - индивидуальный предприниматель) не может быть одновременно председателем совета директоров общества.

3. КОЛЛЕГИАЛЬНЫЙ ИСПОЛНИТЕЛЬНЫЙ ОРГАН

1. Правление, как коллегиальный исполнительный орган общества, действует на основании действующего законодательства, устава общества, а также настоящего положения.

2. Правление правомочно решать любые вопросы руководства текущей деятельностью общества за исключением вопросов, отнесенных уставом к компетенции общего собрания, совета директоров и единоличного исполнительного органа.

3. Генеральный директор (уполномоченный представитель управляющей организации или управляющий - индивидуальный предприниматель) является председателем правления.

Заседания правления проводятся по мере необходимости, но не реже одного раза в месяц.

3.1. Председатель правления сообщает членам коллегиального исполнительного органа о созыве заседания и, не позднее, чем за два дня до даты проведения заседания, доводит до их сведения перечень вопросов, выносимых на обсуждение, с приложением информационных материалов необходимых для подготовки к заседанию, а также сведения о форме проведения заседания (совместное присутствие членов коллегиального исполнительного органа или заочное голосование). В повестку дня заседания могут быть внесены изменения, как председателем, так и членами

правления, кроме случаев проведения заседания путем заочного голосования. Правление обязано по требованию совета директоров включить в повестку заседания, проводимого в форме совместного присутствия членов коллегиального исполнительного органа, предлагаемые вопросы.

3.2. Члены правления обязаны принимать участие в заседании. Если член правления по каким-либо причинам не может принять личного участия в заседании, он может изложить свое решение по вопросам повестки заседания в письменном виде (такое заявление приобщается к протоколу и учитывается при голосовании).

Кворум заседания правления составляет более 50% членов правления.

3.3. На заседании правления ведется письменный протокол.

В протоколе заседания указываются:

- место и время его проведения;
- члены правления и приглашенные лица, присутствующие и отсутствующие на заседании;
- повестка дня заседания;
- вопросы, поставленные на голосование, и итоги голосования по ним;
- принятые решения.

Председатель правления несет ответственность за достоверность информации, содержащейся в протоколе.

Протоколы заседаний правления представляются акционерам (акционеру), имеющим в совокупности не менее 25% голосующих акций общества, совету директоров, ревизионной комиссии и аудитору общества по их требованию.

3.4. Решение по вопросам повестки заседания принимается простым большинством при открытом голосовании. Член правления не может воздержаться от принятия решения. При голосовании против предлагаемого решения по сделке (или нескольким взаимосвязанным сделкам), стоимость которой составляет от 15% до 25% балансовых активов общества, член правления должен мотивировать причины возражения, что обязательно фиксируется в протоколе.

При равенстве голосов "за" и "против", голос председателя является решающим.

Передача права голоса членом правления иному лицу, в том числе другому члену правления не допускается.

3.5. По решению председателя правления допускается проведение заседания путем заочного голосования.

В сообщении о проведении заседания правления путем заочного голосования должно быть указано:

- полное фирменное наименование общества;
- место нахождения общества;
- форма проведения заседания правления (заочное голосование);
- почтовый адрес общества;

- дата окончания приема письменных решений членов правления;
- повестка дня заседания правления;
- перечень информационных материалов, передаваемых членам правления.

Решение о проведении заседания правления путем заочного голосования, а также информационные материалы (в случае их необходимости) направляются членам правления заказным письмом или вручаются лично.

Заседание правления, проводимое в форме заочного голосования, имеет кворум, если на дату окончания приема письменных решений членов правления поступило более 50% решений членов правления.

4. ОСОБЕННОСТИ РЕГУЛИРОВАНИЯ ГРАЖДАНСКО-ПРАВОВЫХ И ТРУДОВЫХ ОТНОШЕНИЙ ЧЛЕНОВ ИСПОЛНИТЕЛЬНОГО ОРГАНА

1. Права и обязанности лица, осуществляющего полномочия единоличного исполнительного органа и членов коллегиального исполнительного органа, определяются федеральным законом "Об акционерных обществах", уставом общества, настоящим положением, а также договором, заключаемым обществом с каждым из них на срок действия их полномочий.

Условия договора утверждаются и изменяются решением совета директоров. Договор от имени общества подписывается председателем совета директоров.

2. На отношения между обществом, лицом осуществляющим полномочия единоличного исполнительного органа и членами коллегиального исполнительного органа действие законодательства Российской Федерации о труде распространяется в части, не противоречащей положениям Федерального Закона "Об акционерных обществах" и Гражданского Кодекса Российской Федерации.

3. Член исполнительного органа не может совмещать работу в исполнительном органе общества с должностью в органах управления других организаций без согласия совета директоров. Совет директоров при рассмотрении этого вопроса руководствуется интересами общества и требованиями антимонопольного законодательства.

4. Договор с лицом осуществляющим полномочия единоличного исполнительного органа, может быть расторгнут досрочно в случае принятия решения общим собранием акционеров в порядке и на условиях, определенных законом, уставом общества и договором. Договор с членом коллегиального исполнительного органа может быть расторгнут по инициативе совета директоров общества досрочно, по основаниям установленным уставом общества и договором. В случае досрочного расторжения договора с лицом, осуществляющим полномочия единоличного исполнительного органа, членом коллегиального исполнительного органа, освобождаемые лица имеют право на получение компенсационной выплаты в порядке, установленном уставом общества и договором. Решение о досрочном прекращении полномочий может быть обжаловано освобожденным лицом осуществляющим полномочия единоличного исполнительного органа или членом

коллегиального исполнительного органа в суде в порядке, установленном действующим законодательством.

5. ОТЧЕТНОСТЬ ИСПОЛНИТЕЛЬНОГО ОРГАНА

1. Исполнительные органы подотчетны общему собранию акционеров общества и совету директоров.

2. Исполнительные органы обязаны предоставить по требованию совета директоров в согласованные сроки сведения, доклады, отчеты, планы, объяснения по существу любых вопросов деятельности общества.

Председатель правления представляет исполнительный орган на заседаниях совета директоров и общих собраниях акционеров общества и несет ответственность за достоверность информации.

3. Отчеты исполнительных органов о финансово-хозяйственной деятельности общества, а также бухгалтерский баланс (с заключением аудитора, в случае необходимости), счет прибылей и убытков и другие документы, предусмотренные государственной и статистической отчетностью, предоставляются совету директоров:

- за каждый минувший финансовый год в сроки, установленные федеральным законом «Об акционерных обществах»;
- за каждый квартал (полугодие, 9 месяцев) не позднее 45 дней после окончания квартала (полугодия, 9 месяцев);
- за весь срок работы исполнительного органа не позднее 60 дней до истечения срока полномочий.

4. Отчеты исполнительных органов составляются в соответствии с принципами добросовестности и достоверности. Форма и сроки предоставления отчетов и иной информации согласовывается лицом, предоставляющим информацию, с лицом, ее затребовавшим. Отчеты и иная информация, предоставляемая совету директоров по его требованию, подписываются исполнителем и единоличным исполнительным органом.

6. ОТВЕТСТВЕННОСТЬ ЧЛЕНОВ ИСПОЛНИТЕЛЬНОГО ОРГАНА ПЕРЕД АКЦИОНЕРНЫМ ОБЩЕСТВОМ

1. Лицо, осуществляющее полномочия единоличного исполнительного органа, и члены коллегиального исполнительного органа несут ответственность перед обществом за убытки, причиненные обществу их виновными действиями (бездействием), то есть при наличии умысла или неосторожности, если иные основания и размер ответственности не установлены федеральными законами.

2. При определении оснований и размера ответственности членов исполнительного органа должны быть приняты во внимание обычные условия делового оборота и иные обстоятельства.

Член исполнительного органа освобождается от ответственности перед обществом, если докажет, что надлежащее исполнение обязанностей оказалось невозможным вследствие непреодолимой силы, то есть чрезвычайных и непредотвратимых при данных условиях обстоятельств, либо, если при той степени заботливости и осмотрительности, какая от него требовалась по характеру обязательства и условиям оборота, он принял все меры для надлежащего исполнения.

3. Если ответственность в соответствии с положениями настоящего раздела несут несколько лиц, их ответственность перед обществом является солидарной, т.е. общество вправе требовать возмещения убытков как от всех виновных совместно, так и от любого из них в отдельности, причем как полностью, так и в части убытков.

4. Член коллегиального исполнительного органа общества не несет ответственности, если он голосовал против решения, которое повлекло причинение убытков, или не принимал участия в голосовании.

RECEIVED

2006 JUN 23 P 4:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Утверждено
общим собранием акционеров
ОАО «Торговый Дом ГУМ»
Протокол № 19 от 14 июня 2006 года

Председатель общего собрания акционеров
ОАО «Торговый Дом ГУМ»
В.Л. Вечканов

ПОЛОЖЕНИЕ
«О совете директоров открытого акционерного общества «Торговый Дом ГУМ»
(новая редакция)

г. Москва, 2006 г.

Настоящее положение разработано в соответствии с Гражданским Кодексом Российской Федерации, Федеральным законом «Об акционерных обществах» и уставом открытого акционерного общества «Торговый Дом ГУМ».

1. Общие положения

1. Совет директоров общества осуществляет общее руководство деятельностью общества, за исключением решения вопросов, отнесенных уставом общества к компетенции общего собрания акционеров.
   Вопросы, отнесенные к компетенции совета директоров общества, не могут быть переданы на решение исполнительных органов общества.
2. Члены совета директоров общества избираются годовым общим собранием акционеров на срок до следующего годового общего собрания акционеров из числа кандидатур, включенных в список кандидатов для голосования по выборам в совет директоров.
   Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 (двух) процентов голосующих акций, в срок не позднее 60 (шестидесяти) дней после окончания финансового года общества вправе выдвинуть кандидатов в совет директоров общества, число которых не может превышать количественный состав этого органа.
3. Предложение о выдвижении кандидатов для включения в список кандидатур для голосования по выборам членов совета директоров, на годовом и внеочередном общих собраниях акционеров, должно содержать информацию, установленную требованиями Федерального закона «Об акционерных обществах» и уставом общества.
4. Кандидат, выдвинутый для избрания в совет директоров общества вправе снять свою кандидатуру, известив об этом общество письменно, до даты составления списка кандидатур для голосования по выборам в совет директоров. Лица, избранные в состав совета директоров, могут переизбираться неограниченное число раз.
5. Количественный состав совета директоров определяется уставом общества.
   Члены правления общества не могут составлять более одной четвертой состава совета директоров общества.
6. Выборы членов совета директоров осуществляются кумулятивным голосованием.
   При проведении кумулятивного голосования на каждую голосующую акцию общества должно приходиться количество голосов, равное общему числу членов совета директоров общества. Акционер вправе отдать голоса по принадлежащим ему акциям полностью за одного кандидата или распределить их между несколькими кандидатами в члены совета директоров общества.
   Избранными в состав совета директоров общества считаются кандидаты, набравшие наибольшее число голосов.
7. Членом совета директоров может быть только физическое лицо.
8. Общее собрание акционеров может принять решение о досрочном прекращении полномочий только в отношении всех членов совета директоров одновременно.
9. По решению общего собрания акционеров членам совета директоров общества в период исполнения ими своих обязанностей могут выплачиваться вознаграждение и/или компенсироваться расходы, связанные с исполнением ими функций членов совета директоров общества.
   Размеры и порядок выплаты таких вознаграждений и компенсаций устанавливаются решением общего собрания акционеров.
10. Для реализации своих функций совет директоров вправе создавать постоянно действующие и временные комитеты. О каждом создаваемом комитете совет директоров утверждает положение, в котором определяются цели и задачи деятельности комитета, функции комитета, права и обязанности членов комитета, порядок формирования комитета, требования к принятию решений и правила отчетности комитета перед советом директоров.
11. Совет директоров подотчетен в своей деятельности общему собранию акционеров.

2. Права и обязанности члена совета директоров

1. Член совета директоров обязан:
   - действовать в интересах общества, осуществлять свои права и исполнять обязанности в отношении общества добросовестно и разумно, руководствуясь в своей деятельности уставными целями и внутренними положениями общества, а также нормами действующего законодательства;
   - действовать в пределах своей компетенции, в соответствии с целями и задачами совета директоров;
   - не разглашать ставшую ему известной конфиденциальную информацию, в том числе относящуюся к коммерческой тайне и не использовать ее в своих интересах;
   - сообщать обществу информацию о своей аффилированности и об изменениях в ней, а также иную информацию, требуемую в соответствии с законодательством Российской Федерации;
   - доводить до сведения совета директоров информацию о предполагаемых сделках, в совершении которых он может быть признан заинтересованным;
   - сообщать совету директоров ставшие ему известными факты нарушения работниками общества, включая должностных лиц, правовых актов, устава, положений, правил, инструкций общества и т.д.
2. Член совета директоров имеет право:
   - знакомиться с протоколами заседаний совета директоров и получать их копии;
   - требовать получения необходимой информации для исполнения им своих обязанностей;
   - требовать внесения в протокол заседания совета директоров своего особого мнения по вопросам повестки дня заседания и принимаемым решениям.
3. Информация об обществе, затребованная членом совета директоров общества, должна быть предоставлена ему не позднее 5 (пяти) рабочих дней с даты получения обществом соответствующим образом оформленного запроса. Запрос подписывается лично членом совета директоров и должен содержать перечень запрашиваемой информации и документации, форму ее предоставления и способ доставки. Оригиналы запрошенных документов могут быть предоставлены члену совета директоров только для ознакомления в помещении исполнительного органа общества.

3. Председатель совета директоров

1. Председатель совета директоров избирается членами совета директоров из их числа большинством голосов от общего числа избранных членов совета директоров на срок, установленный уставом общества.
2. Председатель совета директоров общества не может одновременно исполнять функции единоличного исполнительного органа общества.
3. Председатель совета директоров организует его работу, созывает заседания совета директоров общества и председательствует на них, организует на заседаниях ведение протокола, председательствует на общих собраниях акционеров.

   Голосование на общем собрании акционеров по порядку ведения общего собрания акционеров осуществляется по принципу «один акционер присутствующий на общем собрании акционеров – один голос». Голосование осуществляется путем поднятия рук. Решение считается принятым, если за него проголосовало большинство от присутствующих на общем собрании акционеров.

   В случае отсутствия председателя совета директоров общества его функции осуществляет заместитель, а при отсутствии заместителя - один из членов совета директоров по решению совета директоров.

   Заместитель председателя совета директоров избирается членами совета директоров по предложению председателя из их числа большинством голосов на срок до следующего годового общего собрания акционеров. Заместитель председателя совета директоров в отсутствие председателя обладает всеми его полномочиями и исполняет все функции, возложенные на председателя совета директоров.

4. Заседание совета директоров

1. Заседание совета директоров общества созывается председателем совета директоров по его собственной инициативе, по требованию члена совета директоров, ревизионной комиссии общества, аудитора, единоличного или коллегиального исполнительного органа общества, управляющей организации (управляющего).

   Заседания совета директоров проводятся по мере необходимости, но не реже одного раза в квартал.

   Заседания совета директоров, созываемые председателем совета директоров по утвержденному советом директоров плану, являются очередными. Все остальные заседания совета директоров, являются внеочередными.

2. Председатель совета директоров общества обязан созывать заседания совета директоров в сроки, установленные Федеральным законом «Об акционерных обществах», уставом общества и настоящим положением. Председатель совета директоров по собственной инициативе обязан созвать заседание совета директоров в целях подготовки к проведению общих собраний акционеров, в порядке и сроки, установленные Федеральным законом «Об акционерных обществах» и уставом общества.

3. Требование о созыве внеочередного заседания совета директоров направляется в общество, на имя председателя совета директоров, в письменной форме и должно содержать следующие сведения:
   - указание на инициатора созыва заседания (имя инициатора либо наименование органа или юридического лица, предъявившего требование);
   - вопросы повестки дня (формулировка вопроса и рекомендуемого решения);
   - рекомендуемый период (время) рассмотрения на заседании совета директоров соответствующего вопроса;
   - рекомендуемый список приглашенных лиц;
   - мотивы включения в повестку дня указанных вопросов;
   - адрес, по которому следует отправить ответ на предъявленное требование;
   - дату и место составления требования.

   Требование должно быть передано председателю совета директоров общества за 15 (пятнадцать) календарных дней до предполагаемой даты заседания совета директоров.

   Требование должно быть подписано инициатором созыва заседания. Член совета директоров, инициирующий проведение внеочередного заседания совета директоров, обязан лично присутствовать на таком заседании.

   В случае предъявления требования коллегиальным органом общества, оно должно быть подписано членами такого органа, голосовавшими «за» принятие решения о предъявлении требования.

4. Требование о созыве внеочередного заседания совета директоров, предложение в повестку дня совета директоров, а также уведомление о проведении заседания совета директоров направляется в общество на имя председателя совета директоров или члена совета директоров соответственно с использованием средств факсимильной связи, электронной почты, передается лично, нарочным или посылается специальным (заказным и т.п.) почтовым отправлением. Подтверждением такого получения является фактическое получение факсимильного сообщения, заказного почтового отправления или получения требования от заявителя лично или нарочным, что фиксируется подтверждением получения факса или электронной почты в любой приемлемой для отправителя форме, либо дачей соответствующей расписки уполномоченным лицом заявителю или нарочному.

   Лица (органы), заявившие требование о созыве внеочередного заседания совета директоров, или внесшие предложение в повестку дня заседания совета директоров вопрос, вправе до принятия председателем совета директоров решения о проведении заседания отозвать свое требование.

5. Председатель совета директоров не вправе отказать в созыве внеочередного заседания, лицам и органам, указанным в п. 1 ст. 4 настоящего положения, за исключением случаев, когда:
   - требование о созыве заседания не соответствует действующим нормативным правовым актам, уставу, внутренним положениям общества;

- инициатор созыва не имеет права требовать созыва заседания совета директоров, предусмотренного федеральным законом и уставом общества;

- не соблюдена форма требования о созыве внеочередного заседания совета директоров, установленная п. 3 ст. 4 настоящего положения;
- не соблюден срок подачи требования о созыве внеочередного заседания совета директоров, установленного п. 3 ст. 4 настоящего положения.

6. В срок до 5 (пяти) рабочих дней после получения требования о созыве внеочередного заседания совета директоров председатель совета директоров принимает одно из следующих решений:
   - отказать инициатору и выслать ему мотивированный ответ с одновременным направлением членам совета директоров копии ответа;
   - удовлетворить требование с включением соответствующего пункта в повестку дня с определением даты заседания совета директоров и одновременным информированием об этом всех членов совета директоров и инициатора;
   - вынести решение вопроса по существу на ближайшее заседание совета директоров и уведомить об этом членов совета директоров и инициатора.

   Председатель совета директоров обязан направить уведомление о принятом решении инициатору созыва заседания в течение 3 (трех) рабочих дней с даты принятия решения.
7. Уведомление о проведении заседания совета директоров направляется членам совета директоров не позднее 5 (пяти) календарных дней до назначенной даты заседания, если иной срок не вытекает из требований Федерального закона «Об акционерных обществах», устава общества и настоящего положения. В ситуации, требующей проведения заседания совета директоров в максимально короткие сроки, председатель совета директоров может принять решение о сокращении сроков уведомления членов совета директоров и предоставления им информационных материалов. Такое решение должно содержать мотивацию его принятия и доводится до сведения членов совета директоров в максимально короткие сроки. Минимальный срок, за который члены совета директоров должны быть уведомлены о проведении заседания совета директоров не может быть менее 3 (трех) календарных дней до даты заседания совета директоров.

   В уведомлении должны быть указаны дата, место проведения и предполагаемая повестка дня заседания. В случае, если для проведения заседания необходимо представить дополнительные информационные материалы, то они направляются всем членам совета директоров вместе с уведомлением о заседании.

   В случае невозможности направления дополнительных информационных материалов в уведомлении должен быть указан порядок предварительного ознакомления, а также место, где можно ознакомиться с ними.
8. Повестка дня заседания составляется председателем совета директоров общества с учетом предложений членов совета директоров, единоличного или коллегиального исполнительного органа, ревизионной комиссии, аудитора или управляющей организации (управляющего) общества, если такие предложения были получены председателем совета директоров не позднее 10 (десяти) календарных дней до даты заседания. Окончательная повестка дня соответствующего заседания может быть утверждена на самом заседании.
9. Член совета директоров обязан принимать участие в заседаниях совета директоров общества.

   Представителем члена совета директоров на заседании совета может быть иное физическое лицо, действующее на основании доверенности без права голоса на заседании, выданной членом совета директоров и удостоверенной в установленном законом порядке. Представитель может быть допущен на заседание решением присутствующих членов совета директоров, принятым большинством голосов.

   В случае невозможности принять участие в заседании член совета директоров может направить свое письменное мнение по вопросам повестки дня, которое должно быть представлено председателю совета директоров до начала заседания совета директоров.
10. Письменное мнение, направляемое членом совета директоров для принятия участия в заседании, должно содержать:
    - фамилию, имя и отчество члена совета директоров;

- формулировка вопроса (проекта решения);
- мотивировка условий принятия такого решения во вопросу (проекту решения);
- позицию голосования («за», «против», «воздержался»);
- подпись члена совета директоров;
- «Особое мнение», которое оглашается в случае принятия решения, отличного от его варианта голосования и его текст, который прилагается к протоколу заседания в этом случае.

11. При определении кворума и результатов голосования по вопросам повестки дня учитывается письменное мнение члена совета директоров общества, отсутствующего на заседании совета директоров общества, только в том случае, если в тексте письменного мнения прямо не предусмотрено обратное.

   Письменное мнение члена совета директоров может содержать его голосование как по всем вопросам повестки дня заседания, так и по отдельным вопросам. Письменное мнение члена совета директоров учитывается только при определении кворума и результатов голосования по вопросам повестки дня, по которым оно содержит позицию голосования («за», «против», «воздержался»).

   В случае присутствия члена совета директоров на заседании совета директоров его письменное мнение, полученное до проведения заседания, на заседании не оглашается и при определении кворума и результатов голосования не учитывается.

   Письменное мнение члена совета директоров не учитывается при определении кворума и результатов голосования по следующим вопросам:
   - принятие решения о созыве или отказе в созыве внеочередного общего собрания акционеров;
   - вынесение на рассмотрение общего собрания акционеров предложений о реорганизации или ликвидации общества;
   - принятие решения о приостановлении полномочий единоличного исполнительного органа общества и принимаемых одновременно с ним решений;
   - принятие решения об образовании временного единоличного или коллегиального органа общества и принимаемых одновременно с ним решений.

12. При решении вопроса на заседании совета директоров общества каждый член совета директоров общества обладает одним голосом.

   При равенстве голосов при проведении голосования голос председателя является решающим.

   Передача голоса одним членом совета директоров общества другому члену совета директоров общества, а также иным лицам запрещается.

13. Решения на заседании совета директоров общества принимаются простым большинством голосов присутствующих, за исключением решений, по которым Федеральным законом «Об акционерных обществах», уставом общества и настоящим положением предусмотрен иной порядок принятия решений.

14. На заседании совета директоров общества ведется протокол.

   Протокол заседания совета директоров общества составляется не позднее 3 (трех) рабочих дней после его проведения.

   В протоколе заседания указываются:
   - место и время его проведения;
   - лица, присутствующие на заседании;
   - повестка дня заседания;
   - вопросы, поставленные на голосование, и итоги голосования по ним;
   - принятые решения;
   - дата составления протокола.

   Письменное мнение члена совета директоров по вопросу повестки дня, в случае его учета при определении наличия кворума и результатов голосования по вопросам повестки дня, отсутствующего на заседании совета директоров, приобщаются в виде приложения к протоколу.

Протокол заседания совета директоров общества подписывается председательствующим на заседании, который несет ответственность за правильность составления протокола, и секретарем совета директоров.

15. По решению председателя совета директоров заседание членов совета директоров может быть проведено путем заочного голосования.

    Совет директоров не вправе принимать заочным голосованием следующие решения:
    - утверждение приоритетных направлений деятельности;
    - созыв годового общего собрания акционеров и принятие решений, необходимых для его созыва и проведения;
    - предварительное утверждение годового отчета общества;
    - созыв или отказ в созыве внеочередного общего собрания акционеров;
    - избрание и переизбрание председателя совета директоров;
    - вынесение на рассмотрение общего собрания акционеров предложений о реорганизации или ликвидации общества;
    - принятие решения о приостановлении полномочий единоличного исполнительного органа общества и принимаемых одновременно с ним решений;
    - принятие решения об образовании временного единоличного или коллегиального органа общества и принимаемых одновременно с ним решений.
16. Решением о проведении заочного голосования должны быть утверждены:
    - повестка дня;
    - текст и форма бюллетеня для голосования;
    - перечень информационных материалов, предоставляемых членам совета директоров;
    - дата предоставления членам совета директоров бюллетеней для голосования, а также информационных материалов;
    - дата окончания приема бюллетеней для голосования;
    - адрес приема бюллетеней для голосования.

    Бюллетени для голосования, а также информационные материалы высылаются членам совета директоров заказными письмами или вручаются лично.

    Бюллетень для голосования должен содержать следующие сведения:
    - полное фирменное наименование общества;
    - дату окончания приема бюллетеней для голосования;
    - адрес приема бюллетеней для голосования;
    - формулировку каждого вопроса, поставленного на голосование, и варианты голосования по нему, выраженные формулировками «за», «против» и «воздержался»;
    - указание на то, что бюллетень должен быть подписан членом совета директоров.
17. Принявшими участие в заочном голосовании считаются члены совета директоров, чьи бюллетени были получены не позднее установленной даты окончания приема бюллетеней.
18. По итогам заочного голосования в срок не позднее 3 (трех) рабочих дней с установленной даты окончания приема бюллетеней составляется протокол. Указанный протокол подписывается председателем совета директоров, который несет ответственность за правильность составления протокола, и секретарем совета директоров.
19. Решения, принятые советом директоров заочным голосованием, и итоги заочного голосования доводятся до всех членов совета директоров в срок не позднее 3 (трех) рабочих дней с момента подписания протокола об итогах заочного голосования путем направления им копий указанного протокола.

5. Секретарь совета директоров

1. Секретарь совета директоров может быть избран из числа членов совета директоров большинством голосов всех присутствующих на заседании членов совета директоров.
2. Секретарем совета директоров может быть назначено физическое лицо, не являющееся членом совета директоров. С таким лицом заключается договор, предусматривающий ответственность за разглашение ставшей ему известной информации о деятельности совета директоров и иной конфиденциальной информации, в том числе относящейся к коммерческой тайне. Условия договора предварительно утверждаются советом директоров.

3. Лицо, осуществляющее функции единоличного исполнительного органа общества, не может быть одновременно секретарем совета директоров.

4. Совет директоров вправе один раз в год переизбрать секретаря совета директоров.
5. Секретарь совета директоров обязан:
   - вести и составлять протокол заседания совета директоров;
   - подводить итоги голосования, принимаемые путем заочного голосования;
   - вести учет и хранить входящую документацию и копии исходящей документации совета директоров;
   - заблаговременно сообщать членам совета директоров о проведении заседаний;
   - рассылать членам совета директоров бюллетени для голосования для принятия решений совета директоров, принимаемых путем заочного голосования;
   - хранить протоколы заседаний совета директоров;
   - хранить решения совета директоров, принимаемые путем заочного голосования;
   - хранить бюллетени для голосования, направленные в совет директоров членами совета директоров для принятия решений, принимаемых путем заочного голосования.
6. По решению совета директоров секретарю совета директоров в период исполнения им своих обязанностей могут выплачиваться вознаграждения и/или компенсироваться расходы, связанные с исполнением им своих обязанностей.

6. Ответственность членов совета директоров перед обществом

1. Члены совета директоров несут ответственность перед обществом за убытки, причиненные обществу их виновными действиями (бездействием), то есть при наличии умысла или неосторожности, если иные основания и размер ответственности не установлены федеральными законами.
2. При определении оснований и размера ответственности членов совета директоров должны быть приняты во внимание обычные условия делового оборота и иные обстоятельства.

   Член совета директоров общества освобождается от ответственности перед обществом, если докажет, что надлежащее исполнение обязанностей оказалось невозможным вследствие непреодолимой силы, то есть чрезвычайных и непредотвратимых при данных условиях обстоятельств, либо, если при той степени заботливости и осмотрительности, какая от него требовалась по характеру обязательства и по условиям оборота, он принял все меры для надлежащего исполнения обязанностей.
3. Общество или акционеры (акционер), владеющие в совокупности не менее чем 1 (одним) процентом размещенных обыкновенных акций общества, вправе обратиться в суд с иском к членам совета директоров о возмещении убытков, причиненных виновными действиями членов совета директоров.
4. Если ответственность в соответствии с положениями настоящего раздела несут несколько лиц, их ответственность перед обществом является солидарной, т.е. общество вправе требовать возмещения убытков как от всех виновных совместно, так и от любого из них в отдельности, причем как полностью, так и в части убытков.
5. Если действиями членов совета директоров вызвана несостоятельность (банкротство) общества, в случае недостаточности имущества общества, на них может быть возложена субсидиарная (дополнительная) ответственность по обязательствам общества.

   Несостоятельность (банкротство) общества считается вызванной действиями членов совета директоров только в случае, если они использовали право давать обязательные для общества указания в целях совершения обществом действия, заведомо зная, что вследствие этого наступит несостоятельность (банкротство) общества.
6. Член совета директоров общества не несет ответственности, если он голосовал против решения, которое повлекло причинение убытков, или не принимал участия в голосовании.

ГУМ
1893
КРАСНАЯ ПЛОЩАДЬ

ГОДОВОЙ ОТЧЕТ
2005

ГУМ
1893
КРАСНАЯ ПЛОЩАДЬ

ГОДОВОЙ ОТЧЕТ
2005




ГУМ

Центральный вход в ГУМ. Вид с Кремлевской стены

СОДЕРЖАНИЕ



Атриум. Вид на 2-ю линию

ОБРАЩЕНИЕ УПРАВЛЯЮЩЕГО ДИРЕКТОРА ОАО «ТОРГОВЫЙ ДОМ ГУМ» К АКЦИОНЕРАМ



Уважаемые акционеры!

Отчетный период стал временем формирования программы стратегического развития и определения тактики деятельности компании с учетом современной ситуации на рынке торговых центров Москвы, которая характеризуется продолжающимся усилением конкурентной борьбы. Так, в 2005 году в столице открыто 20 крупных объектов торговой недвижимости, в результате чего общая площадь современных торговых площадей увеличилась практически в два раза по сравнению с предыдущим годом.

ГУМ имеет ряд уникальных конкурентных преимуществ по сравнению с другими, в том числе вновь открытыми, центрами торговли. В числе основных стоит отметить уникальное географическое положение и высокий статус ГУМа, сложившийся исторически. Поэтому, в первую очередь, мы консолидируем усилия, направленные на подтверждение генерального тезиса: «ГУМ – Главный Универсальный Магазин Страны». В рамках этой деятельности завершена инвентаризация текущих проектов компании, определены пути развития в сфере торговли, нематериальных активов и рекламной деятельности.

Определяются новые стратегические партнеры ГУМа, торговое предложение которых качественно влияет на ассортиментную политику Торгового дома. Так, мы продолжаем развивать линию эксклюзивных торговых марок. За истекший период были открыты монобрендовые магазины таких известных модных марок, как Sonia Rykiel, J.M.Weston, Ermanno Scervino, Mariella Burani. В кругу деловых партнеров ГУМа появились популярные ювелирные компании Frey Wille и Chaumet.

За истекший период завершено формирование линии по продаже товаров для спорта и отдыха. В 2005 году в ГУМе открылись магазины Puma, Reebok, Nike, а также самый большой в Восточной Европе концептуальный магазин ADIDAS Sport Performance Centre. Одновременно с развитием luxury-направления, в Торговом доме сохраняется торговля товарами для среднего класса, а также появляются новые производители, зарекомендовавшие себя на рынке потребительских товаров. За минувший год были заключены договоры аренды с такими компаниями, как Accessorize, Monsoon, Pinko. Достигнут ряд принципиальных договоренностей, и в 2006 году готовятся к открытию магазины таких перспективных компаний, как ZARA, Gant, Dimensione Danza.

В рамках расширения спектра предоставляемых услуг, были открыты салоны «Цветы», «Упаковка», новое отделение банка, аптека. Это еще раз подтверждает наше стремление отвечать принципу универсальности и обеспечить посетителям ГУМа максимальный комфорт. Эти задачи разделяет и инновационный совместный проект «ГУМ-такси», который отвечает международным стандартам по уровню сервиса и технических мощностей.

Для укрепления имиджа ГУМа и общественной поддержки нашей деятельности в конце 2005 года стартовал масштабный проект – рекламная кампания ГУМа, которая продлится весь следующий год. Сформированная кампания имеет характер имиджевой рекламы, которая не преследует целью сиюминутную выгоду, а призвана работать на долгосрочные перспективы, укрепление позитивного мнения о ГУМе в широких кругах общественности – реальные покупатели, потенциальные партнеры, средства массовой информации.

Вместе с тем, происходит реализация планов по освобождению от непрофильных проектов, что позволит консолидировать средства для проведения большого объема необходимых ремонтных работ и выведения основного здания ГУМа на уровень торгового центра международного класса. Ведутся работы по организации собственной парковки в районе Китай-Города, необходимой для обслуживания покупателей и обеспечения доступности ГУМа для посетителей.

Основной задачей к текущему моменту является необходимость следования обозначенной стратегии развития компании и использования тактических приемов в коммерческой и маркетинговой области для привлечения покупательского потока в Торговый дом, имеющий самый известный адрес в России: Москва, Красная площадь, 3, ГУМ.

С благодарностью за сотрудничество,

Управляющий директор
ОАО «Торговый Дом ГУМ»
Т.В. Гугуберидзе

СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ» 29 АПРЕЛЯ 2005 ГОДА

ФАМИЛИЯ, ИМЯ, ОТЧЕСТВО	ЗАНИМАЕМАЯ ДОЛЖНОСТЬ, ДОЛЯ В УСТАВНОМ КАПИТАЛЕ ЭМИТЕНТА
ВЕЧКАНОВ Вячеслав Леонидович	Председатель Совета директоров ОАО «ТД ГУМ» Доля в уставном капитале эмитента: 0,002%
ВЛАСОВ Михаил Эдуардович	Президент ЗАО «Карусель Восток и Запад» Доля в уставном капитале эмитента: доли не имеет
ГУГУБЕРИДЗЕ Теймураз Владимирович	Управляющий директор ОАО «ТД ГУМ» Доля в уставном капитале эмитента: доли не имеет
ГАНДИНИ Алессандро	Директор компании «Джетримекс СА» Секретарь «ГУМ Инвестмент Холдинг ПЛС» Доля в уставном капитале эмитента: доли не имеет
ГНАТЮК Андрей Климентьевич	Президент ОДО «Группа ИМА» Доля в уставном капитале эмитента: доли не имеет
ЕВТЕЕВ Сергей Леонидович	Президент ООО «Карусель–Парк Девелопмент» Доля в уставном капитале эмитента: доли не имеет
ЗОРИН Александр Владимирович	Директор Государственного учреждения культуры г. Москвы ЦПКиО им. М. Горького Доля в уставном капитале эмитента: доли не имеет
КАРАХАНЯН Самвел Гургенович	Президент Коллегии адвокатов г. Москвы «Барщевский и Партнеры» Доля в уставном капитале эмитента: доли не имеет
КРОПОТОВА Марина Георгиевна	Начальник отдела торговли 01 Коммерческого управления ОАО «ТД ГУМ» Доля в уставном капитале эмитента: 0,001%
МАЛЫШЕВ Николай Николаевич	Директор Дирекции спортивного вещания Телекомпании «1 канал» Доля в уставном капитале эмитента: доли не имеет
МАТВЕЕВА Татьяна Владиславовна	Генеральный директор ЗАО «Регистроникс» Доля в уставном капитале эмитента: доли не имеет
СКВОРЦОВ Алексей Ювенальевич	Директор Финансового управления ОАО «ТД ГУМ» Доля в уставном капитале эмитента: 0,000267%
СОКОЛОВСКИЙ Владимир Ильич	Председатель Комитета по культурному наследию г. Москвы Доля в уставном капитале эмитента: доли не имеет
ТЯГАЧЕВ Леонид Васильевич	Президент Олимпийского комитета России Доля в уставном капитале эмитента: доли не имеет
ШАНАНИНА Светлана Николаевна	Генеральный директор ОДО «Группа ИМА» Доля в уставном капитале эмитента: доли не имеет

СОСТАВ ПРАВЛЕНИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ»
ИЗБРАННЫЙ СОВЕТОМ ДИРЕКТОРОВ
ОАО «ТОРГОВЫЙ ДОМ ГУМ» 14 ИЮНЯ 2005 ГОДА

ФАМИЛИЯ, ИМЯ, ОТЧЕСТВО	ЗАНИМАЕМАЯ ДОЛЖНОСТЬ, ДОЛЯ В УСТАВНОМ КАПИТАЛЕ ЭМИТЕНТА
ДАТЕШИДЗЕ Георгий Нодарович	Директор Управления архитектуры и строительства Доля в уставном капитале эмитента: доли не имеет
РУСАКОВ Алексей Сергеевич	Директор Правового управления Доля в уставном капитале эмитента: доли не имеет
СКВОРЦОВ Алексей Ювенальевич	Директор Финансового управления Доля в уставном капитале эмитента: 0,000267%
ТРЕНТО Паоло	Председатель Совета директоров, Plastimoda Доля в уставном капитале эмитента: доли не имеет
ТРОФИМОВ Андрей Валерьевич	Менеджер организационно–протокольного сектора ОУД Административного управления Доля в уставном капитале эмитента: доли не имеет
ШПИТОНОВ Игорь Михайлович	Директор Административного управления Доля в уставном капитале эмитента: доли не имеет

При этом, в соответствии со статьей 69 пункт 1 Федерального закона «Об акционерных обществах», лицо, осуществляющее функции единоличного органа, осуществляет также функции Председателя коллегиального исполнительного органа (Правления). Функции Председателя Правления ОАО «Торговый Дом ГУМ» осуществляет ГУГУБЕРИДЗЕ Теймураз Владимирович.

Функции единоличного исполнительного органа осуществляет Управляющая компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД». Представителем Управляющей компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД» в ОАО «Торговый Дом ГУМ» в настоящее время является Управляющий директор ГУГУБЕРИДЗЕ Теймураз Владимирович.

ЕДИНОЛИЧНЫЙ ИСПОЛНИТЕЛЬНЫЙ ОРГАН

Функции единоличного исполнительного органа переданы Управляющей организации «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД».

Место нахождения:
38 Принцесс Корт 88, Бромтон Роуд, Лондон, SW3 1 ES, Объединенное Королевство
Почтовый адрес: 109012, г.Москва, Красная площадь, дом 3 /2/2/1

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

1. ВЕЧКАНОВ Вячеслав Леонидович
Год рождения: 1947
Образование: высшее –
Московский финансовый институт–1970г.;
Академия н/х
при Совете Министров СССР–1985г.
Должности за последние 5 лет:
Период: 1995 – 2002
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, Председатель Правления
Период: 2002 – 2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Генеральный директор, Председатель Правления
Период: 2003 – 2004
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, член Правления
Период: 2004 – по настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, Председатель Совета директоров

2. ВЛАСОВ Михаил Эдуардович
Год рождения: 1966
Образование: высшее –
Московский государственный институт
иностранных языков им. М. Тореза–1990г.
Должности за последние 5 лет:
Период: 1993 – по настоящее время
Организация:
ЗАО «Карусель Восток и Запад»
Сфера деятельности:
культурно–развлекательная
Должность: Президент

3. ГАНДИНИ Алессандро
Год рождения: 1976
Образование: высшее –
Экономический факультет
Университета г. Пармы, 2000 г.
Должности за последние 5 лет:
Период: 2000 – 2000
Организация: «СдС СА»
Сфера деятельности: юридическая
Должность: Служащий
Период: 2001 – по настоящее время
Организация: Компания «Джетримекс СА»
Сфера деятельности: консультационная
Должность: Директор компании

4. ГНАТЮК Андрей Климентьевич
Год рождения: 1961
Образование: высшее –
Московский полиграфический
институт – 1983г.
Должности за последние 5 лет:
Период: 1999 – по настоящее время
Организация: ОДО «Группа ИМА»
Сфера деятельности: рекламная
Должность: Президент

5. ГУГУБЕРИДЗЕ Теймураз Владимирович
Год рождения: 1973
Образование: высшее –
Абхазский Государственный
Университет – 1992г.;
Тбилисский Гуманитарно–экономический институт – 1998г.
Должности за последние 5 лет:
Период: 1998 – 2004
Организация: ЗАО «ВЭА ММД
«Восток и Запад»
Сфера деятельности: торговая
Должность: Коммерческий директор
Период:2001 – 2003
Организация: ООО «Фиалка Эль»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2003 – 2004
Организация: ООО «Мономарка «Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период:2003 – 2004
Организация: ООО «Спорттовары Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2004 – 2004
Организация: Представительство компании
«Атлас Проджект Менеджмент Лимитед»
Сфера деятельности: инвестиции
и услуги управления
Должность:
Заместитель Управляющего директора
Период: 2004 – по настоящее время
Организация: Представительство компании
«Атлас Проджект Менеджмент Лимитед»
Сфера деятельности: инвестиции и услуги управления
Должность: Управляющий директор,
Председатель Правления

6. ЕВТЕЕВ *Сергей Леонидович*
Год рождения: 1966
Образование: высшее –
Московский авиационный институт–1989г.
Должности за последние 5 лет:
Период: 1993 – 2003
Организация: ЗАО «Карусель
Восток и Запад»
Сфера деятельности: культурно–развлекательная
Должность: Вице–Президент
Период: 2004 – по настоящее время
Организация: ООО «Карусель–Парк
Девелопмент»
Сфера деятельности: культурно–развлекательная
Должность: Президент

7. ЗОРИН Александр Владимирович
Год рождения: 1956
Образование: высшее – МГУ Биолого–почвенный факультет – 1978г., к.б.н.
Должности за последние 5 лет:
Период: 2000 – по настоящее время
Организация: ГУК г. Москвы ЦПКиО
им. Горького
Сфера деятельности: культурно–развлекательная
Должность: Директор

8. КАРАХАНЯН Самвел Гургенович
Год рождения: 1960
Образование: высшее –
Ереванский политехнический институт
им. К.Маркса, к.ю.н. – 1982г.;
Московская Государственная Юридическая
Академия – 1998г.
Должности за последние 5 лет:
Период: 1999 – 2001
Организация: Московская Городская Коллегия
Адвокатов
Сфера деятельности: адвокатская
Должность: Адвокат
Период: 2001 – 2003
Организация: Адвокатское Бюро «Барщевский и
Партнеры»
Сфера деятельности: адвокатская
Должность: Управляющий Партнер
Период: 2003 – по настоящее время
Организация: Коллегия Адвокатов
г. Москвы «Барщевский и Партнеры»
Сфера деятельности: адвокатская
Должность: Президент

9. КРОПОТОВА Марина Георгиевна
Год рождения: 1952
Образование: высшее – ЗИСТ–1980г.
Должности за последние 5 лет:
Период: 2000 – 2002
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Коммерческий директор основного
здания
Период: 2002 – 2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Директор ГУМа
на Красной площади
Период: 2003 – 2004
Организация: Представительство компании
«Атлас Проджект Менеджмент Лимитед»
Сфера деятельности: инвестиции
и услуги управления
Должность: Коммерческий директор
Период: 2004 – 2005
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Коммерческий директор
Период: 2005 – по настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Начальник отдела торговли 01
Коммерческого управления

10. МАЛЫШЕВ Николай Николаевич
Год рождения: 1938
Образование: высшее –
Московский авиационный институт–1963г.;
Московский институт восточных
языков – 1970г.
Должности за последние 5 лет:
Период: 1995–по настоящее время
Организация: телекомпания «1 канал»
Сфера деятельности: в области телевидения
Должность: Директор Дирекции спортивного
вещания

11. МАТВЕЕВА Татьяна Владиславовна
Год рождения: 1965
Образование:
высшее – МВТУ им. Н.Э. Баумана–1988г.;
Всероссийский заочный финансово-
экономический институт–2000 г.
Должности за последние 5 лет:
Период: 1998 – по настоящее время
Организация: ЗАО «Регистроникс»
Сфера деятельности: ведение реестров
акционерных обществ
Должность: Генеральный директор

12. СКВОРЦОВ Алексей Ювенальевич
Год рождения: 1968
Образование: высшее – МИФИ–1993г.;
ММВШБ «МИРБИС» – 2003г.
Должности за последние 5 лет:
Период: 2000 – 2001
Организация: ООО «Горная лизинговая компания»
Сфера деятельности:
горная промышленность
Должность: Финансовый директор
Период: 2001 – 2002
Организация: АКБ «Проминвестбанк»
Сфера деятельности: банковская
Должность: Начальник управления инвестиционно
– лизинговых проектов
Период: 2002 – 2002
Организация:
ООО «Горная лизинговая компания»
Сфера деятельности:
горная промышленность
Должность: Финансовый директор
Период: 2003 – 2003
Организация: ООО «Аггер Техникс»
Сфера деятельности: торговая
Должность: Казначей
Период: 2003 – по настоящее время
Организация: ООО «ГУМПРОЕКТ»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 – 30.11.2004
Организация: Представительство компании
«Атлас Проджект Менеджмент Лимитед»
Сфера деятельности: инвестиции и услуги
управления
Должность: Директор по экономике
Период: 06.04.2004 по 01.12.2004
Организация: Представительство компании
«Атлас Проджект Менеджмент Лимитед»
Сфера деятельности: инвестиции и услуги
управления
Должность: Глава представительства
Период: с 01.12.2004– по настоящее время.
Организация: Представительство компании
«Атлас Проджект Менеджмент Лимитед»
Сфера деятельности: инвестиции и услуги
управления
Должность:
Директор Финансового Управления

13. СОКОЛОВСКИЙ Владимир Ильич
Год рождения: 1946
Образование: высшее –
Московский архитектурный институт,
профессор, д.э.н. – 1971г.;
Академия Реставраций – 1988г.
Должности за последние 5 лет:
Период: 1999 – 2001
Организация: Главное управление охраны
памятников г. Москвы

и культуры, отнесенных к ведению г. Москвы, и памятников федерального значения, находящихся на территории г. Москвы
Должность:
Первый заместитель начальника
Период: 2001 – 2005
Организация: Главное управление охраны памятников г. Москвы
Сфера деятельности: осуществление контроля за охраной и использованием памятников истории и культуры, отнесенных к ведению г. Москвы, и памятников федерального значения, находящихся на территории г. Москвы
Должность: Начальник
Период: 2005 – по настоящее время
Организация: Комитет по культурному наследию г. Москвы
Сфера деятельности: осуществление контроля за охраной и использованием памятников истории и культуры, отнесенных к ведению г. Москвы, и памятников федерального значения, находящихся на территории г. Москвы
Должность: Председатель

14. ТЯГАЧЕВ Леонид Васильевич
Год рождения: 1946
Образование: высшее –
Московский областной педагогический институт – 1970 г.
Должности за последние 5 лет:
Период: 2001 – по настоящее время
Организация:
Олимпийский комитет России
Сфера деятельности: в области спорта
Должность: Президент

15. ШАНАНИНА Светлана Николаевна
Год рождения: 1963
Образование: высшее – Московский институт инженеров транспорта – 1985 г.
Должности за последние 5 лет:
Период: 1991 – 2002
Организация: РА «ИМА-пресс»
Сфера деятельности: рекламная
Должность: Генеральный директор
Период: 2002 – 2004
Организация: ОДО «Группа ИМА»
Сфера деятельности: рекламная
Должность: Вице-президент
Период: 2004 – по настоящее время
Организация: ОДО «Группа ИМА»
Сфера деятельности: рекламная
Должность: Генеральный директор

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ КОЛЛЕГИАЛЬНОГО ИСПОЛНИТЕЛЬНОГО ОРГАНА (ПРАВЛЕНИЕ) ОАО «ТОРГОВЫЙ ДОМ ГУМ»

1. ДАТЕШИДЗЕ Георгий Нодарович
Год рождения: 1970
Образование: высшее – Тбилисский Государственный университет – 1994 г.
Должности за последние 5 лет:
Период: 1994 – 2003
Организация: ЗАО «ВЭА ММД «Восток и Запад»
Сфера деятельности: торговая
Должность: Директор департамента архитектуры и строительства
Период: 2003 – 2004
Организация: ООО «Управление Боско»
Сфера деятельности: торговая
Должность: Директор департамента архитектуры и строительства
Период: 2005 – по настоящее время
Организация: Представительство компании «Атлас Проджект Менеджмент Лимитед»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор Управления архитектуры и строительства

2. РУСАКОВ Алексей Сергеевич
Год рождения: 1976
Образование: высшее – Московская Академия экономики и права–1999г.
Должности за последние 5 лет:
Период: 1999 – 2000
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Юрисконсульт 1-й категории
Период: 2000 – 2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Начальник юридического отдела
Период: 2003 – по настоящее время
Организация: Представительство компании «Атлас Проджект Менеджмент Лимитед»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор Правого управления

3. СКВОРЦОВ Алексей Ювенальевич
Год рождения: 1968
Образование: высшее – МИФИ–1993г.; ММВШБ «МИРБИС»–2003г.
Должности за последние 5 лет:
Период: 2000–2001
Организация:
ООО «Горная лизинговая компания»
Сфера: горная промышленность
Должность: Финансовый директор
Период: 2001–2002
Организация: АКБ «Проминвестбанк»
Сфера: банковская
Должность: Начальник управления инвестиционно – лизинговых проектов
Период: 2002–2002
Организация: ООО «Горная лизинговая компания»
Сфера: горная промышленность
Должность: Финансовый директор

Период: 2003–2003
Организация: ООО «Аггер Техникс»
Сфера: торговая
Должность: Казначей
Период: 2003 - по настоящее время
Организация: ООО «ГУМПРОЕКТ»
Сфера: инвестиционная
Должность: Генеральный директор
Период: 2004–30.11.2004.
Организация: Представительство компании «Атлас Проджект Менеджмент Лимитед»
Сфера: инвестиции и услуги управления
Должность: Директор по экономике
Период: с 06.04.2004 по 01.12.2004
Организация: Представительство компании «Атлас Проджект Менеджмент Лимитед»
Сфера: инвестиции и услуги управления
Должность: Глава представительства
Период: с 01.05.2005– по настоящее время.
Организация: Представительство компании «Атлас Проджект Менеджмент Лимитед»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор Финансового управления

4. ТРЕНТО Паоло
Год рождения: 1946
Должности за последние 5 лет:
Период: 1998 – по настоящее время
Организация: Plastimoda
Сфера деятельности: торговая
Должность: Председатель Совета директоров

5. ТРОФИМОВ Андрей Валерьевич
Год рождения: 1971
Образование: Университет им. Екатерины Великой
Должности за последние 5 лет:
Период: 2000 – 2001
Организация: ООО Рааб Кархер «Техника Автозаправочных станций»
Сфера деятельности: торговая, строительство
Должность: Менеджер по рекламе и маркетингу
Период: 2000 – 2001
Организация: ООО «АЦИС «Техника Автозаправочных станций»
Сфера деятельности: торговая, строительство
Должность: Менеджер по рекламе и маркетингу
Период: 2001 – 2002
Организация: ООО «Торговый Дом «ОПЗ»
Сфера деятельности: производственная, торговая
Должность: Заместитель генерального директора по маркетингу и рекламе
Период: 2002 – 2003
Организация: ООО «ДИАН – Холдинг»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2003 – 2004
Организация: ПБОЮЛ «Трофимов А.В.»
Сфера деятельности: торговая
Должность: Частный предприниматель
Период: 2004 – по настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Менеджер организационно-протокольного сектора ОУД АУ

6. ШПИТОНОВ Игорь Михайлович
Год рождения: 1957
Образование: высшее – Московский энергетический институт – 1980г.
Должности за последние 5 лет:
Период: 2000 – 2003
Организация: ОАО «Русский алюминий менеджмент»
Сфера деятельности: цветная промышленность
Должность: Директор по административным вопросам
Период: 2004 – 2004
Организация: ООО «ГУМПРОЕКТ»
Сфера деятельности: инвестиционная
Должность: Исполнительный директор
Период: 2004 – 2005
Организация: ЗАО «ГУМ–Траст»
Сфера деятельности: инвестиционная
Должность: Генеральный директор.
Период: 2004 – 04.10.2005
Организация: ООО «Стильный Город»
Сфера деятельности: инвестиционная
Должность: Генеральный директор.
Период: 2004 – по настоящее время
Организация: Представительство компании «Атлас Проджект Менеджмент Лимитед»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор Административного управления



Вид на 3-ю линию

ПОЛОЖЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В ОТРАСЛИ

ОАО «Торговый Дом ГУМ», как одно из старейших торговых предприятий, имеет уникальную и насыщенную историю развития, которая во многом определила наши позиции на современном рынке, формы и виды деятельности компании, а также величину, качество и структуру активов компании, существующих на текущий момент.

По оценкам Минэкономразвития, оборот розничной торговли в столице в 2005 году составил 1 трлн. 586 млрд. 083 млн. руб., что на 6,2% больше, чем в 2004 году. В прошлом году доля товарооборота Москвы от общероссийского показателя составила 26%, удельный вес ОАО «Торговый Дом ГУМ» в данном объеме составляет 0,14%.

В 2005 г. в Москве открылось 1166 предприятий торговли, питания и бытового обслуживания. За год 572 предприятия потребительского рынка и услуг было реконструировано. По данным аналитиков крупнейших риэлторских компаний, в 2005 году в Москве было открыто 20 крупных объектов торговой недвижимости, в результате чего общая площадь современных торговых центров была увеличена на 600 000 кв. м. – это почти в два раза больше, чем в 2004 году. Соответственно, площадь, предлагаемая под аренду, увеличилась на 315000 кв.м. Среди новых торговых центров можно отметить: «Европарк», «РИО», «Real-Братеево», «Real-Отрадное», «Фестиваль», «Ритейл Парк», «Аркадия», «Ладья», «Варшавский», «Подсолнухи», «Бибиревский», торгово-офисный центр «Гименей». Если подобная тенденция роста сохранится, то рынок торговой недвижимости быстро достигнет стадии насыщения. Тогда конкуренция между объектами усилится. Риэлторы прогнозируют, что в 2006 году предложение торговых площадей во вновь построенных торговых центрах увеличится не менее, чем на 200 тыс. кв.м. По данным Департамента потребительского рынка и услуг г. Москвы, в течение следующего года в Москве планируется построить еще 10 крупных торговых центров.

По результатам опросов потребителей в Москве, с каждым годом всё большее значение начинает играть местоположение торгового объекта, а также фактор удобства подъезда к магазину. В связи с увеличением автомобильного потока в центре Москвы и затруднением подъезда ко многим торговым центрам, покупатели все чаще отказываются от поездок за покупками в центр, предпочитая торговые объекты, расположенные на более удобных транспортных магистралях.

Отвечая этой тенденции, растет динамика открытия торговых центров на территориях, прилегающих к МКАД, которые способны обеспечить покупателям и место для парковки, и свободный подъезд. В результате этого происходит существенный отток покупателей из центральной торговой зоны, в том числе и из торговых площадей ГУМа.

Однако, возможности временной парковки на 150 автомашин, организованной в прошлом году в Ветошном переулке, более не удовлетворяют потребностям покупательского потока. Соответственно, есть острая необходимость в собственной парковке в районе Китай-Города, которая могла бы обеспечить нужды покупателей ГУМа.

Одной из тенденций в схеме развития периферийных торговых центров стало увеличение доли развлекательного комплекса в составе торговых площадей. Это создает условия для семейного отдыха, увеличивает покупательский поток и привлекает людей на более длительный период.

Следуя этой направленности, в 2005 году была продолжена реорганизация торговых площадей с помощью формирования фокусных центров притяжения внутри ГУМа, сгруппированных по определенному принципу. Так, на 1 линии размещена галерея бутиков, которая к настоящему моменту пополнилась люксовыми марками: Sonia Rykiel, Mariella Burani, Chaumet, BoscoSport, Ermanno Scervino, J.M.Weston. На 2 этаже рассредоточена спортивная линия, представленная всемирно известными брендами: Nike, Puma, Reebok, Intersport, Adidas. Молодежная одежда расположена на 3 этаже. В настоящее время в ГУМе планируются к открытию такие салоны, как Dimensione Danza, NafNaf, Mandarina Duck, Samsonite, ZARA. Создается сеть предприятий общественного питания, ведутся работы по реализации проекта «ГУМ – Гастроном».

На текущий момент основными конкурентами ГУМа являются торговые объекты, расположенные в Центральном административном округе. На основании данных опросов покупателей ГУМа, наиболее значимыми конкурентами среди объектов центральной части Москвы являются: ТК «Охотный ряд», ТД «ЦУМ», ТЦ «Атриум», ТЦ «Смоленский пассаж», ТЦ «Петровский Пассаж» и Третьяковский проезд.

РЕЗУЛЬТАТЫ РАЗВИТИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2005 ГОД

Финансовые результаты ОАО «Торговый Дом ГУМ» в 2005 году характеризуются следующими показателями:

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	МЛН. РУБ.
Товарооборот*	2 300
Валовой доход	1 516
Издержки обращения	1 230
Прибыль (убыток) от продаж	287
Сальдо прочих доходов и расходов	210
Балансовая прибыль	487
Чистая прибыль	326

* Товарооборот указан с учётом товарооборота секций, работающих на комиссии

В 2005 году товарооборот ОАО «Торговый Дом ГУМ», по сравнению с прошлым годом, снизился на 58 млн. руб. и составил 2 300 млн. руб.

В 2005 году доходы от сдачи площадей в аренду возросли, по сравнению с прошлым годом, на 173,9 млн. руб. или на 15,6%, и составили 1 292 млн. руб., а валовой доход от реализации товаров снизился на 53,1 млн. руб. или на 19,2%. Таким образом, за 2005 год общий валовой доход увеличился на 120,8 млн. руб. или 8,7%, составив в 2005 году 1 516,4 млн. руб.

Издержки обращения за 2005 год, по сравнению с предшествующим годом, возросли на 362 млн. руб. или на 42%, и составили 1 229,5 млн. руб., что составляет 53 % от товарооборота.

Изменение структуры издержек обращения связано, прежде всего, с увеличением расходов:

- на содержание здания на 18 млн. руб., это увеличение тарифов на воду и электроэнергию, дополнительные расходы по охране здания универмага, а также увеличение расходов по уборке и обслуживанию помещений
- на вывоз макулатуры и металлолома на 3 млн. руб.
- на аренду зданий и помещений на 19,8 млн. руб.
- на управление организацией на 15 млн. руб.
- на ремонт основных средств на 208,2 млн. руб. в связи с капитальным ремонтом входных групп, расходов по ремонту внутренних фасадов и расходов по ремонту салонов
- на торговую рекламу на 92,3 млн. руб. за счет оформления интерьера магазина, разработки и реализации новой стратегии рекламной кампании

В отчетном году по прочим доходам и расходам получено положительное сальдо в сумме 210 млн. руб.

Уменьшилась, по сравнению с прошлым годом, прибыль от продаж (на 241,3 млн. руб. или на 54,3%), которая в 2005 году составила 286,9 млн. руб.

Основными источниками прибыли в 2005 году стали валовой доход от реализации товаров, доходы от сдачи площадей в аренду, доходы от продажи основных средств (зданий) и ценных бумаг.

За 2005 год балансовая прибыль по акционерному обществу снизилась по сравнению с прошлым годом на 70,3 млн. руб. или на 12,4 %, и составила 486,8 млн. руб. Чистая прибыль снизилась на 95,1 млн. руб. или на 22,6 % и составила 326,2 млн. руб.



ЧИСТАЯ ПРИБЫЛЬ «ОАО ТОРГОВЫЙ ДОМ ГУМ» (МЛН. РУБ.)
455
420
385
350
315
280
245
210
175
140
105
70
35
0
301,7
421,3
326,2
2003
2004
2005

Общая стоимость активов ОАО «Торговый Дом ГУМ» за 2005 год возросла на 318,6 млн. руб. и составила 2919,5 млн. руб. В активе баланса в составе финансовых вложений по состоянию на 31.12.2005 года учтены предоставленные другим организациям займы на сумму 1 413,4 млн. руб.


КОЭФФИЦИЕНТ ТЕКУЩЕЙ ЛИКВИДНОСТИ
4
3,5
3
2,5
2
1,5
1
0,5
0
3,5
2,48
2004
2005

Коэффициент текущей ликвидности на 1 января 2006 года составил 2,48 при нормативе 2. Снижение этого показателя по сравнению произошло за счет уменьшения суммы краткосрочных финансовых вложений на 732,3 млн. руб.


КОЭФФИЦИЕНТ ОБЕСПЕЧЕННОСТИ СОБСТВЕННЫМИ ОБОРОТНЫМИ СРЕДСТВАМИ
0,8
0,6
0,4
0,2
0
0,69
0,57
2004
2005

Коэффициент обеспеченности собственными оборотными средствами на 1 января 2006 г. составил 0,57 при нормативе 0,1.

Коэффициенты текущей ликвидности и обеспеченности собственными оборотными средствами характеризуют ОАО «Торговый Дом ГУМ» как финансово–устойчивую и платежеспособную компанию.

ТОРГОВАЯ ДЕЯТЕЛЬНОСТЬ

В 2005 году акцент в развитии торговой деятельности был сделан на комплексное развитие основного здания ГУМа, а также на определение стратегических партнеров ГУМа, которые зарекомендовали себя в сфере маркетинговой политики.

Продолжительное время ведутся работы по увеличению полезной площади основного здания. За отчетный период заключены договоры аренды, проведены предпроектные и проектные работы по переоборудованию помещений более 5 000 м^2, ранее занимаемой типографией. Это позволит пересмотреть и усовершенствовать структуру торговых площадей и, в том числе, завершить формирование сети общественного питания на 3–м этаже здания ГУМа.

Однако стоит отметить, что в течение последних 50–ти лет данные помещения использовались не для торговых, а для производственных нужд и потребуют существенных ремонтных работ. Ориентировочная стоимость подобных работ может составить около 400 млн. руб. Для консолидации необходимых средств на осуществление этого проекта и других проектов, реализуется концепция по освобождению от непрофильных проектов.

Также ведутся работы по организации собственной парковки в районе Китай–Города, необходимой для обслуживания покупателей и обеспечения доступности ГУМа для посетителей.

Совершенствование структуры торговых площадей и формирование ассортиментной политики универмага в 2005 году базировались на основе анализа данных маркетинговых исследований клиентов магазина и мониторинга покупательских потоков.

Основные покупатели универмага – это москвичи (85%) трех возрастных групп (16–25 лет, 26–35 и 36–50 лет), они имеют средний доход на человека свыше 700 долларов в месяц. Около 60% покупателей посещают ГУМ 1 раз в 3 месяца и чаще. По мнению покупателей, наиболее привлекательными товарными группами являются одежда, обувь и парфюмерно–косметические товары.

УРОВЕНЬ МАРКИ (ТОВАРЫ ГРУППЫ «МОДА»)	УДЕЛЬНЫЙ ВЕС В ТОРГОВОЙ ПЛОЩАДИ (%)
Высокий (включая «Люкс»)	31
Средне – высокий	25
Средне – средний	35
Средне – низкий	9

Учитывая предпочтения покупателей, на третьем этаже открылся ряд магазинов молодежной моды с демократичным уровнем цен, что увеличило долю площадей, отведенных под товары среднего уровня.

В соответствии со статусом крупного и престижного универмага, ГУМ активно поддерживает и постоянно развивает свое интернет-представительство.

Сайт универмага отвечает современным веб-технологиям и предоставляет посетителям исчерпывающую информацию о работе ГУМа и его деловых партнеров. В соответствии с требованиями Федеральной службы по финансовым рынкам Российской Федерации, на веб-страницах ГУМа представлена информация об ОАО «Торговый Дом ГУМ» как эмитента эмиссионных ценных бумаг.

КОРПОРАТИВНАЯ СИСТЕМА УПРАВЛЕНИЯ

В течение 2005 года продолжилась работа по совершенствованию корпоративной системы управления, обеспечивающей достижение стратегических целей ОАО «Торговый Дом ГУМ». За отчетный период проведен аудит организационных процессов и управленческой системы, на основании которого разработана и утверждена новая организационная структура ОАО «Торговый Дом ГУМ».

Структура управления имеет три уровня с четко обозначенными вертикальными связями. При моделировании корпоративной системы управления был использован процессный метод, что позволило разграничить зоны ответственности между структурными подразделениями и определить результативные горизонтальные связи. Начались работы по оптимизации основных управленческих процедур.

Реализация этого проекта привела к улучшению функции управления и позволила акцентировать целевую работу в подразделениях, что позволило обеспечить профильную деятельность и повысить эффективность работы основного бизнеса.

Успешно завершены работы по реконструкции внутренних коммуникаций и оборудования локальной вычислительной сети ГУМа, начатые в 2004 году. Это обеспечило современный уровень информационной системы, которая является важной составной частью корпоративной схемы управления. Благодаря этим работам, появилась возможность систематизированного и централизованного управления информационными потоками внутри компании.

Определение четкой структуры компании сформировало базу данных, необходимую для разработки и соответствия корпоративным стандартам на качественно новом уровне.

В стадии завершения находится проект формирования фирменного стиля компании, а также реализован переход на новый формат документооборота, выдержанный в едином корпоративном стиле. Ведется систематизированная работа по формированию современных стандартов обслуживания, оформления пространства ГУМа, строительных работ и эксплуатации торговой площади.

РЕКЛАМНАЯ ДЕЯТЕЛЬНОСТЬ

Стратегия рекламной кампании в 2005 году была направлена на представление ГУМа как магазина с широким комплексом товаров и качественных услуг, что способно стимулировать продажи за счет увеличения целевых покупательских потоков.

Рекламная кампания стартовала осенью 2005 года и предположительно продлится весь следующий год. Разработанная кампания имеет характер имиджевой рекламы и призвана работать на долгосрочные перспективы, укрепление позитивного мнения о ГУМе в широких кругах общественности.

Выбор рекламных средств был обусловлен стратегическими приоритетами компании и ориентацией на целевую аудиторию.

На протяжении рекламной кампании использованы такие эффективные рекламные носители как реклама на радиостанциях, перетяжки-транспаранты в центре и на основных магистралях города, видеоролики на светодиодных экранах, а также различные нестандартные носители в международных аэропортах Москвы.

Благодаря творческому и оригинальному подходу к созданию рекламных материалов, рекламная кампания ГУМа в 2005 году выделялась на общем фоне и вызвала позитивную реакцию.

За отчетный период было размещено большое количество статей, заметок, фото и видеоматериалов во многих печатных изданиях и на телеканалах.


Bosco SPORT
олимпийские одежды
Raffaello
ГУМ
ГУМ
ГУМ

8 Марта 2006 года «Вальс цветов»

Такие яркие события, как открытие магазинов Puma, Adidas, а также бутиков luxury-марок Sonia Rykiel, Ermanno Scervino, Pinko, Mariella Burani собрали большое количество заинтересованных покупателей. В 2005 году в ГУМе прошла серия масштабных презентаций, что привлекло значительное внимание со стороны прессы и посетителей ГУМа.

ГУМ формирует собственные традиции празднования национальных общероссийских праздников на своей территории, которые включают как культурно-развлекательную программу для посетителей, так и зрелищное оформление торгового пространства. За отчетный период были проведены торжественные мероприятия в период Новогодних праздников, в День Влюбленных 14 февраля, на Международный женский день 8 Марта и День Победы 9 мая. Эти мероприятия получили широкое освещение в средствах массовой информации.

Стоит специально отметить программу, подготовленную к Новогодним праздникам, организованную в партнерстве с компанией Swarovski и немецкой компанией Rosenau, известной на международном рынке своими проектами оформления торговых пространств.

В первых числах декабря, в центре ГУМа, у фонтана, была установлена елка, украшенная изделиями из кристаллов Swarovski. Под стеклянными сводами пассажей были смонтированы новогодние украшения - огромные колокола—гирлянды, а также целые полотна сияющих огней. Данное мероприятие вызвало огромный интерес среди покупателей, которые были приятно удивлены «сказочными» украшениями ГУМа такого масштаба. Эта новогодняя акция, безусловно, получила широкое освещение в прессе и на телевидении. В течение всего месяца были зафиксированы рекодные показатели посещаемости торгового центра.

К проекту праздничного оформления ГУМа была приурочена специальная рекламная кампания «С Новым Годом! С Новым ГУМом!», в которой были использованы такие рекламные носители как перетяжки-транспаранты на основных магистралях, а также поздравления сограждан по радио и на светодиодных экранах в центральной части города.

УПРАВЛЕНИЕ ПЕРСОНАЛОМ

В 2005 году работа по управлению персоналам была направлена на достижение стратегических целей и обеспечение приоритетных направлений деятельности ОАО «Торговый Дом ГУМ».
В рамках этого основное внимание в кадровой политике уделялось следующим аспектам:

- Адресный подбор персонала для работы в новых структурных подразделениях
- Разработка и внедрение новой системы мотивации
- Оптимизация численности персонала
- Обучение работников
- Внутрикорпоративный PR и внутренние коммуникации

Масштаб и уникальность путей развития ГУМа требуют от руководства компании и её рядовых сотрудников новых методов работы.

В 2005 году численность работников ОАО «Торговый Дом ГУМ» составила 1233 челвека, что на 330 сотрудников меньше, чем в предыдущем году. Сокращение штатов было обусловлено замещением неэффективных направлений бизнеса в пользу новых перспективных проектов. В целях оптимизации трудовых ресурсов также проведена реструктуризация компании и увеличение процента работ, выполняемых силами компаний-подрядчиков.

Сокращение численности работников осуществляется в строгом соответствии трудовому законодательству РФ.

При этом, квалифицированные и инициативные работники ГУМа, безусловно, являются одним из главных ресурсов и ценностей компании.

За отчетный период штатное расписание ГУМа увеличилось на 199 новых сотрудника. Большинство из них - профессионалы высокой квалификации, которые прошли тщательный конкурсный отбор. При этом, 367 наших работников прошли профессиональное обучение в специализированных центрах как в РФ, так и за рубежом. По 53 руководителям разного уровня в структуре компании проведен аудит соответствия занимаемой должности.

С середины 2005 года действует новая схема оплаты труда. Она основа на на системе градации должностей и формируется из постоянной и переменной составляющих ежемесячного вознаграждения. Дополнены неденежные составляющие мотивационного пакета.

Мы осознаем, что адекватная оплата труда наших работников является одной из важнейших составляющих результативного бизнеса. Поэтому общий уровень заработной платы за отчетный период был увеличен для всех категорий работников в среднем на 28,4%.


2006
С Новым годом!
2006
С Новым годом!

Новогоднее оформление ГУМа. Сезон 2005–2006



Демонстрационный зал

За отчетный период была разработана новая архитектурная концепция, которая объединила проект внутреннего оформления пространства и внешнего вида здания ГУМ как памятника архитектуры «Верхние Торговые Ряды». Этот сложный и ответственный проект состоялся в сотрудничестве с известной итальянской архитектурной студией «aMDL» во главе с архитектором мировой величины Michele de Lucchi. Программа обновленного дизайна, представленная студией, предполагает реорганизацию пассажей в стиле палаццо: эффектная система галерейного и фасадного освещения, мозаичный пол, озеленение. Кроме этого, была запланирована замена внутренних и наружных витражей, полов, входных групп и общественных зон (санузлы и прочее).

В соответствии с утвержденной стратегией преобразования здания ГУМ, за отчетный период уже произведены определенные работы. Так, в 2005 году осуществлена замена восьми из двенадцати входных групп со стороны улиц Никольская и Ильинка, а также со стороны Ветошного переулка. Новые порталы позволили оптимизировать температурный режим внутри помещения, а также избежать сквозняков, дискомфортных для посетителей.

В целях создания комфортных условий пребывания в ГУМе, была усовершенствована система кондиционирования здания, что является важной составляющей современных представлений о торговых центрах.

Также введены в строй новые индивидуальные тепловые пункты, которые заменили устаревшее оборудование и обеспечили необходимое тепло в здании в соответствии с обязательствами перед муниципальными органами.

В ходе проведения работ отреставрировано 3300 кв.м. стен и сводов, заменено 785 кв.м. гранитных полов, отремонтированы пять и заменены две тепловые завесы, смонтированы системы грязеудаления, выполнен комплекс электромонтажных работ, включающий замену светильников и дистанционное управление освещением, установлены счетчики посетителей, предусмотрена охранно-пожарная сигнализация и видеонаблюдение.

В рамках единого проекта обновления ГУМа, была произведена реставрация внутренних фасадов здания общей площадью 3600 кв.м., в том числе произведена замена электропроводки системы освещения.

Кроме этого, ведутся работы по капитальному ремонту и замене устаревшего оборудования. Так, полностью завершена замена аварийных участков конструкций, ограждающих световые фонари (412 кв. м. «ходовых мостиков»).

Необходимость этих работ была определена по результатам обследования светопрозрачного ограждения кровли, которое не ремонтировалось с момента постройки здания и находилось в аварийном состоянии. По этой же причине выполнен капитальный ремонт 2-х приточных вентиляционных установок здания, устаревших за 50-летний период эксплуатации физически и морально. Произведена замена грузового лифта, исчерпавшего свой ресурс.

В соответствии с планом расширения полезной площади ГУМа, произведено обследование несущих конструкций чердачного пространства 2-го корпуса, осуществлен проект переноса наружных блоков систем кондиционирования.

В рамках программы реставрации здания ГУМа как памятника архитектуры, произведен полный комплекс работ в помещениях магазинов: Adidas, Baltman, «Ювелирные украшения», Accessorize, MonSoon, Mariela Burani, Ermano Scervino, Pinko, Nike, Reebok, Puma, Fila, Bosco Sport, Pioneer, Barker, Baumler, J. M. Weston, Steilmann. Отремонтированы торговые площади, на которых открылись «Аптека 36.6» и отделение Росбанка.

На фасаде здания со стороны Красной площади восстановлены иконы «Александр Невский» и «Богоматерь Знамения», которые являются культурным достоянием российской истории и достопримечательностью ГУМа. Ведутся работы по реставрации иконы «Сергий Радонежский», расположенной над центральным входом с Ветошного переулка.

Важным деловым и культурным проектом в 2005 году стала реставрация Демонстрационного зала. В историческом помещении осуществлен капитальный ремонт и установлено новейшее оборудование: системы видео- и звуковоспроизведения, освещения и сценического оборудования, система вентиляции и кондиционирования, охранно-пожарная сигнализация. При этом отреставрировано 3200 кв.м. стен и потолков, уложено 400 кв.м. паркета, выполнен комплекс электромонтажных и санитарно-технических работ, заменены оконные блоки, двери, чугунное ограждение балкона, и отреставрирована знаменитая люстра, украшавшая зал исторически.

В результате комплекса проведенных работ, Демонстрационный зал представляет собой универсальную площадку, которая выделяется на общем фоне своим уникальным географическим положением и историей. Зал обладает площадью и оборудованием как для показов мод, так и для проведения праздничных мероприятий, банкетов, конференций, театральных постановок, концертов и демонстраций кинофильмов.

ОСНОВНЫЕ ФАКТОРЫ РИСКА, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ОТРАСЛЕВЫЕ РИСКИ

Наиболее значимыми факторами, которые могут оказать негативное влияние на дальнейшую деятельность ОАО «Торговый Дом ГУМ», являются следующие тенденции:

- высокие темпы роста торговых площадей в городе Москва;
- отток покупателей из центральной торговой зоны в периферийные районы Москвы;
- изменение структуры потребления;
- колебания курсов валют;
- ожесточение конкуренции, связанное с приходом на московский рынок западных операторов и развитием сетевых проектов.

СТРАНОВЫЕ И РЕГИОНАЛЬНЫЕ РИСКИ

ОАО «Торговый Дом ГУМ» является российской компанией, осуществляющей свою деятельность в Московском регионе Российской Федерации, поэтому существенное влияние на его деятельность оказывают как общие изменения в государстве, так и развитие московского региона. Основные страновые риски в России:

- политические риски;
- экономические риски.

ФИНАНСОВЫЕ РИСКИ

- риск изменения валютных курсов;
- риск изменения процентных ставок;
- инфляционные риски.

ПРАВОВЫЕ РИСКИ

- изменение налогового законодательства;
- изменение валютного законодательства;
- изменение правил таможенного контроля и пошлин;
- изменение требований по лицензированию основной деятельности эмитента;
- изменение судебной практики по вопросам, связанным с деятельностью эмитента (в том числе по вопросам лицензирования), которые могут негативно сказаться на результатах его деятельности, а также на результатах текущих судебных процессов, в которых участвует ОАО «Торговый Дом ГУМ».

РИСКИ, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ОАО «Торговый Дом ГУМ», по договору поручительства между АКБ «Росбанк» и ОАО «Торговый Дом ГУМ», отвечает за ООО «Мономарка Боско» на сумму 6 млн. долларов США.

СОБЛЮДЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» КОДЕКСА КОРПОРАТИВНОГО ПОВЕДЕНИЯ

Совершенствование системы корпоративного управления ведется с учетом требований российского законодательства и в интересах акционеров. Организуя корпоративное управление компании, ее менеджмент стремится постоянно руководствоваться известными нормами и правилами корпоративной культуры и этики поведения.

ОАО «Торговый Дом ГУМ» неукоснительно выполняет обязательные требования законодательства по раскрытию информации на рынке ценных бумаг. Вместе с тем, в связи с противоречивостью норм, регулирующих Кодекс корпоративного поведения, в ОАО «Торговый Дом ГУМ» не всегда придерживаются норм этого документа.

АКЦИОНЕРНЫЙ КАПИТАЛ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Уставный капитал Компании составляет 60 000 000 (Шестьдесят миллионов) рублей и разделен на 60 000 000 (Шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (один) рубль. Каждая оплаченная обыкновенная акция дает ее владельцу право на участие в собраниях акционеров; право одного голоса по всем вопросам, по которым на собрании акционеров проводится голосование; право на получение дивидендов в суммах, которые законным образом определены общим собранием акционеров.

По состоянию на **17 апреля 2006 года** (учетная дата) реестр акционеров ОАО «Торговый Дом ГУМ» включает 9 221 акционеров: 74 юридических лиц (из них 8 номинальных держателей) и 9 147 физических лиц, из них иностранных акционеров – 7 юридических и 40 физических лиц.



ГУМ. Фонта

СПИСОК КРУПНЕЙШИХ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

АКЦИОНЕР	ДОЛЯ В УСТАВНОМ КАПИТАЛЕ (%)
Закрытое акционерное общество «Депозитарно-Клиринговая Компания»	55,02
ЗАО «ИНГ Банк (Евразия) ЗАО»	33,52

ОАО «Торговый Дом ГУМ» за годы своего существования произведено пять выпусков ценных бумаг: 02.09.92 г.; 22.06.93 г.; 06.07.95 г.; 15.08.97г.; 24.04.1998г.– выпуск аннулирован.

Именные обыкновенные акции ОАО «Торговый Дом ГУМ» торгуются на ведущих площадках России: НП «Фондовая биржа РТС», ЗАО «Фондовая биржа ММВБ».

ИНФОРМАЦИЯ С ФОНДОВОЙ БИРЖИ РТС О ХОДЕ ТОРГОВ АКЦИЯМИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В 2005 ГОДУ



ПОКУПКА
ПРОДАЖА
6
5,5
5
4,5
4
3,5
3
2,5
2
1,5
1
01.01.2005
01.02.2005
01.03.2005
01.04.2005
01.05.2005
01.06.2005
01.07.2005
01.08.2005
01.09.2005
01.10.2005
01.11.2005
01.12.2005
01.01.2006
01.02.2006
01.03.2006
01.04.2006

На графике светло-коричневым цветом показаны предложения участников торгов на продажу акций ОАО «Торговый Дом ГУМ», черным цветом отмечен спрос на акции.

ОАО «Торговый Дом ГУМ» совместно с Бэнк оф Нью-Йорк (США) произведено размещение Американских Депозитарных Расписок 1-го уровня (АДР), которое началось в 1996 г. Конвертация акций в АДР происходит по принципу: две обыкновенные акции ОАО «Торговый Дом ГУМ» на одну АДР. Благодаря сохраняющемуся интересу к ценным бумагам нашей компании, регулярно производится конвертация акций в АДР и, наоборот, в зависимости от целей инвесторов. Американские Депозитарные Расписки первого уровня ОАО «Торговый Дом ГУМ» активно обращаются на Берлинской, Франкфуртской и Штутгартской биржах, а также внебиржевом рынке США.

В отчетном году в ОАО «Торговый Дом ГУМ» не совершалось крупных сделок, а также сделок, в совершении которых имелась заинтересованность.

ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ЧИСТОЙ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 2005 ГОДУ ПО ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Предлагается распределить чистую прибыль, полученную в 2005 году по ОАО «Торговый Дом ГУМ» в сумме 326,18 млн. руб. на следующие цели:

- на развитие собственной производственной базы – 169,89 млн.руб.
- на модернизацию и реконструкцию объектов недвижимости – 90 млн.руб.
- на развитие социальной сферы – 30 млн.руб.
- на благотворительные цели – 33 млн.руб.
- на вознаграждение членам Совета директоров ОАО «Торговый Дом ГУМ» – 3,080 млн.руб.

(для персонального вознаграждения из расчета 28 тыс.руб. каждому члену Совета директоров за одно заседание, в котором принимал участие)

- на вознаграждение членам Ревизионной комиссии ОАО «Торговый Дом ГУМ» – 0,210 млн.руб (для персонального вознаграждения из расчета 30 тыс.руб. каждому члену Ревизионной комиссии).

ДИВИДЕНДЫ

Инвестиционная политика ОАО «Торговый Дом ГУМ» предусматривает в предстоящий период рост затрат на превращение универмага ГУМ в современный технически оснащенный торговый комплекс европейского уровня.

С учетом этих обстоятельств и в связи с ограниченностью финансовых ресурсов, Совет директоров ОАО «Торговый Дом ГУМ» рекомендует общему годовому собранию акционеров по результатам работы за 2005 год не выплачивать дивиденды.


ГУМ


РОССИЯ

БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ ОАО «ТОРГОВЫЙ ДОМ ГУМ» (ТЫС. РУБ.)

АКТИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	110	1 474	1 139
в том числе: база данных, товарные знаки,организационные расходы	111	1 474	1 139
Основные средства (01, 02)	120	502 581	460 716
в том числе: здания, машины, оборудование	121	502 581	460 716
Незавершенное строительство (07, 08, 16, 60)	130	36 062	24 973
Доходные вложения в материальные ценности (03)	135	–	–
Долгосрочные финансовые вложения (58, 59)	140	558 121	1 431 548
в том числе: инвестиции в дочерние общества	141	14 866	14 650
инвестиции в другие организации	142	8 663	1 731
займы, предоставленные на срок более 12 месяцев	143	532 800	1 413 375
прочие долгосрочные финансовые вложения	144	1 792	1 792
Отложенные налоговые активы	145	11 408	119 042
Прочие внеоборотные активы	150	–	–
ИТОГО по разделу I	190	1 109 646	2 037 418
I. ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	241 072	201 306
в том числе: сырье, материалы и др. аналогичные ценности (10, 14, 15, 16)	211	14 094	36 175
животные на выращивании и откорме (11)	212	–	–
затраты в незавершенном производстве (издержках обращения) (14, 20, 21, 23, 29, 44, 46)	213	1	
готовая продукция и товары для перепродажи (14, 16, 40, 41, 43)	214	197 579	145 093
товары отгруженные (45)	215	8	–
расходы будущих периодов (97)	216	29 390	20 038
прочие запасы и затраты	217		
Налог на добавленную стоимость по приобретенным ценностям (19)	220	51 335	41 466
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	1 425	332
в том числе: покупатели и заказчики (62, 63, 76)	231	–	–
векселя к получению (62)	232	–	–
задолженность дочерних и завимых обществ (78)	233		
авансы выданные (60)	234	–	–
прочие дебиторы	235	1 425	332
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	364 523	299 138
в том числе: покупатели и заказчики (62, 63, 76)	241	28 649	66 212

АКТИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
векселя к получению (62)	242	–	–
задолженность дочерних и завимых обществ (6203)	243	24 449	156
задолженность участников (учередителей) по взносам в уставной капитал (75)	244	–	–
авансы выданные (60)	245	283 569	201 749
прочие дебиторы	246	27 856	31 021
Краткосрочные финансовые вложения (58, 59, 81)	250	734 558	2 300
в том числе: займы, предоставленные организациям на срок менее 12 месяцев	251	516 196	2 300
прочие краткосрочные финансовые вложения	252	218 362	–
Денежные средства	260	98 358	337 559
в том числе: касса: (50)	261	3 126	1 877
расчетные счета (51)	262	83 604	320 447
валютные счета (52)	263	6 783	6 961
прочие денежные средства (55, 57)	264	4 845	8 274
Прочие оборотные активы	270		
ИТОГО по разделу II	290	1 491 271	882 101
БАЛАНС (сумма строк 190 + 290)	300	2 600 917	2 919 519

ПАССИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
III. КАПИТАЛЫ И РЕЗЕРВЫ			
Уставный капитал (80)	410	60 000	60 000
Собственные акции,выкупленные у акционеров	411	(76 856)	–
Добавочный капитал (83)	420	25 158	25 158
Резервный капитал (82)	430	9 000	9 000
в том числе: резервы, образов. в соответствии с законодательством	431	9 000	9 000
резервы, образов. в соответствии с учредит. документами	432		
Нераспределенная прибыль (непокрытый убыток)	470	2 115 994	2 442 172
Доля меньшинства	471	–	–
ИТОГО по разделу III	490	2 133 296	2 536 330
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (67)	510	–	–
в том числе: кредиты банков, подлежащие погашению в течении 12 месяцев после отчетной даты	511	–	–
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	–	–
Отложенные налоговые обязательства	515	5 043	5 733
Прочие долгосрочные обязательства	520		
ИТОГО по разделу IV	590	5 043	5 733

ПАССИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (66)	610	–	–
в том числе: кредиты банков, подлеж. погашению в течение 12 месяцев после отчетной даты	611	–	–
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	–	–
Кредиторская задолженность	620	424 278	355 632
в том числе: поставщики и подрядчики (60, 76)	621	245 122	240 113
задолженность перед персоналом организации (70)	622	–	–
задолженность перед государствен. внебюджет. фондами (69)	623	–	754
задолженность по налогам и сборам (68)	624	13 943	3 622
прочие кредиторы	625	76 803	33 640
векселя к уплате	626	–	–
задолж–сть перед дочерними и зависимыми об–ми	627	14 275	330
авансы полученные (62)	628	74 135	77 173
Задолженность участникам (учредителям) по выплате доходов (75)	630	2 215	–
Доходы будущих периодов (98)	640	36 085	21 824
Резервы предстоящих расходов (96)	650	–	–
Прочие краткосрочные обязательства	660	–	–
ИТОГО по разделу V	690	462 578	377 456
БАЛАНС (сумма строк 490+590+690)	700	2 600 917	2 919 519

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Арендованные основные средства (001)	910	3 274 713	3 274 648
в том числе по лизингу	911		
Товарно–мат. ценности, принятые на ответств. хранение (002)	920	86	29 034
Товары, принятые на комиссию (004)	930	78 264	35 504
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940	19 915	22 550
Обеспечение обязательств и платежей полученные (008)	950	–	94 553
Обеспечение обязательств и платежей выданные (009)	960	166 492	172 695
Износ жилищного фонда	970		
Износ объектов внешнего благоустройства и других аналогичных объектов	980		

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Нематериальные активы,полученные в пользование	990		
ОС до 10000 руб (012); МПЗ к учету (013); Предметы б/у к учету (014)	991	20 136	15 858
Бланки строгой отчетности	992	108	170

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА
1	2	3	4
I. ДОХОДЫ И РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога НДС, акцизов и аналог. обязат.платежей) в т.ч.	010	2 166 573	2 241 207
От продажи товаров ,продукции	011	827 187	1 108 508
От аренды собственных площадей и субаренды	012	1 292 273	1 118 315
От реализации услуг	013	47 113	14 384
Себестоимость реализ. товаров, продукции, работ, услуг – в т.ч.:	020	(650 170)	(845 622)
От продажи товаров ,продукции	021	(601 354)	(830 469)
От аренды собственных площадей и субаренды	022	–	–
От реализации услуг	023	(48 816)	(15 153)
Валовая прибыль	029	1 516 403	1 395 585
Коммерческие расходы	030	(924 312)	(585 838)
Управленческие расходы	040	(305 192)	(281 578)
Прибыль (убыток) от продаж (строки (010–020–030–040))	050	286 899	528 169
II. ПРОЧИЕ ДОХОДЫ И РАСХОДЫ			
Проценты к получению	060	16 288	4 686
Проценты к уплате	070	(–)	(7 922)
Доходы от участия в других организациях	080	25	601
Прочие операционные доходы	090	670 497	666 034
Прочие операционные расходы	100	(336 524)	(632 861)
Прочие внереализационные доходы	120	32 056	60 572
Прочие внереализационные расходы	130	(172 414)	(52 129)
III ПРИБЫЛЬ (УБЫТОК) ДО НАЛОГООБЛОЖЕНИЯ	140	**496 827**	**567 150**
Отложенный налоговый актив	141	856	–14
Отложенное налоговое обязательство	142	(690)	(1 872)
Текущий налог на прибыль	150	(169 817)	(143 981)
Прибыль прошлых лет, эконом. санкции	160	(754)	(–)

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА
1	2	3	4
Чрезвычайные доходы	170	–	–
Чрезвычайные расходы	180	(244)	(–)
IV. ЧИСТАЯ ПРИБЫЛЬ (УБЫТОК) ОТЧЕТНОГО ПЕРИОДА:	190	**326 178**	**421 283**
СПРАВОЧНО.			
Доля меньшинства	195		
Постоянное налоговое обязательство	200	50 412	1 643
Базовая прибыль(убыток) на акцию			
Разводненная прибыль(убыток) на акцию			

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД	ЗА ОТЧЕТНЫЙ ПЕРИОД		ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА	
		ПРИБЫЛЬ	УБЫТОК	ПРИБЫЛЬ	УБЫТОК
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210		755		81
Прибыль (убыток) прошлых лет	220	2 803	17 702	4 978	2 503
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	31	13	378	–
Курсовые разницы по операциям в иностранной валюте	240	760	458	1 759	3 375
Отчисления в оценочные резервы	250	X	3	X	2 582
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	2 600	451	3 546	84
	270				

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ КАПИТАЛА ЗА 2004 ГОД

ПОКАЗАТЕЛЬ		УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
НАИМЕНОВАНИЕ	КОД					
1	2	3	4	5	6	7
Остаток на 31 декабря, года предшествующего предыдущему		60 000	153 946	9 000	1 560 160	1 783 106

ПОКАЗАТЕЛЬ						
НАИМЕНОВАНИЕ	КОД	УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
1	2	3	4	5	6	7
2004 (ПРЕДЫДУЩИЙ ГОД)						
Изменения в учетной политике		x	x	x	–	–
Результат от переоценки объектов основных средств		x	–	x	–	–
Капитализация прибыли			(128 788)		128 788	
Остаток на 1 января предыдущего года		60 000	25 158	9 000	1 688 948	1 783 106
Результат от пересчета иностранных валют		x		x	–	–
Чистая прибыль		x	x	x	421 283	421 283
Дивиденды		x	x	x	–	–
Отчисления в резервный фонд	110	x	x	–	–	–
Увеличение величины капитала за счет:						
дополнительного выпуска акций	121	–	x	x	x	–
увеличения номинальной стоимости акций	122	–	x	x	x	–
Реорганизации юридического лица	123	–	x	x	x	–
Уменьшение величины капитала за счет:						
уменьшения номинала акций	131	–	x	x	x	–
уменьшения количества акций	132	–	x	x	x	–
Реорганизации юридического лица	133	–	x	x	–	–
Перерасчет прибыли прошлых лет					5 763	5 763
Остаток на 31 декабря предыдущего года		60 000	25 158	9 000	2 115 994	2 210 152
2005 (ОТЧЕТНЫЙ ГОД)						
Изменения в учетной политике		x	x	x	–	–
Результат от переоценки объектов основных средств		x		x	–	–

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
1	2	3	4	5	6	7
Остаток на 1 января предыдущего года	100	60 000	25 158	9 000	2 115 994	2 210 152
Результат от пересчета иностранных валют		x		x	x	–
Чистая прибыль		x	x	x	326 178	326 178
Дивиденды		x	x	x		
Отчисления в резервный фонд		x	x	–	–	–
Увеличение величины капитала за счет:						
дополнительного выпуска акций			x	x	x	–
увеличения номинальной стоимости акций			x	x	x	–
Реорганизации юридического лица			x	x	–	–
Уменьшение величины капитала за счет:						
уменьшения номинала акций			x	x	x	–
уменьшения количества акций			x	x	x	–
Реорганизации юридического лица			x	x	–	–
Остаток на 31 декабря предыдущего года		60 000	25 158	9 000	2 442 172	2 536 330

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ КАПИТАЛА ЗА 2005 ГОД

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК	ПОСТУПИЛО	ИСПОЛЬЗОВАНО	ОСТАТОК
1	2	3	4	5	6
РЕЗЕРВЫ,ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С ЗАКОНОДАТЕЛЬСТВОМ:					
резервный капитал (наименование резерва)					
данные предыдущего года		9 000	–	–	9 000
данные отчетного года		9 000	–	–	9 000
(наименование резерва)					
данные предыдущего года		–	–	–	–
данные отчетного года		–	–	–	–

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК	ПОСТУПИЛО	ИСПОЛЬЗОВАНО	ОСТАТОК
1	2	3	4	5	6
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С УЧРЕДИТЕЛЬНЫМИ ДОКУМЕНТАМИ:					
(наименование резерва)					
данные предыдущего года		–	–	–	–
данные отчетного года		–	–	–	–
(наименование резерва)					
данные предыдущего года		–	–	–	–
данные отчетного года		–	–	–	–
ОЦЕНОЧНЫЕ РЕЗЕРВЫ:					
резерв сомнительных долгов (наименование резерва)					
данные предыдущего года		17 950	3	15 371	2 582
данные отчетного года		2 582	–	2 579	3
(наименование резерва)					
данные предыдущего года					
данные отчетного года					
(наименование резерва)					
данные предыдущего года					
данные отчетного года					
РЕЗЕРВЫ ПРЕДСТОЯЩИХ РАСХОДОВ					
(наименование резерва)					
данные предыдущего года					
данные отчетного года					
(наименование резерва)					
данные предыдущего года					
данные отчетного года					

СПРАВКИ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
1) Чистые активы	200	2 169 381	2 558 154

		ИЗ БЮДЖЕТА		ИЗ ВНЕБЮДЖЕТНЫХ ФОНДОВ	
		ЗА ОТЧЕТНЫЙ ГОД	ЗА ПРЕДЫДУЩИЙ ГОД	ЗА ОТЧЕТНЫЙ ГОД	ЗА ПРЕДЫДУЩИЙ ГОД
		3	4	5	6
2) Получено на:					
расходы по обычным видам деятельности всего:	210				
в том числе:	211				
Капитальные вложения во внеоборотные активы	220				
в том числе:	221				

РАСЧЕТ ОЦЕНКИ СТОИМОСТИ ЧИСТЫХ АКТИВОВ ОАО «ТД ГУМ» НА 31.12.2005 ГОДА

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
I. АКТИВЫ			
1. Нематериальные активы	110	1 474	1 139
2. Основные средства	120	502 581	460 716
3. Незавершенное строительство	130	36 062	24 973
4. Доходные вложения в материальные ценности	135		
5. Долгосрочные и краткосрочные фин.вложения	140+250	1 292 679	1 433 848
6. Прочие внеоборотные активы	145, 150	11 408	119 042
7. Запасы	210	241 072	201 306
8. Налог на добавленную стоимость	220	51 335	41 466
9. Дебиторская задолженность	230+240	365 948	299 470
10. Денежные средства	260	98 358	337 559
11. Прочие оборотные активы	270		
12. Итого активы,принимаемые к расчету (сумма данных пунктов 1–11)		2 600 917	2 919 519
II. ПАССИВЫ			
13. Долгосрочные обязательства по займам и кредитам	510		
14. Прочие долгосрочные обязательства	515, 520	5 043	5 733
15. Краткосрочные обязательства по займам и кредитам	610		
16. Кредиторская задолженность	620	424 278	355 632
17. Задолженность участникам (учредителям) по выплате доходов	630	2 215	

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
18. Резервы предстоящих расходов			
19. Прочие краткосрочные обязательства			
20. Итого пассивы,принимаемые к расчету (сумма данных пунктов 13–19)		431 536	361 365
21. Стоимость чистых активов акционерного общества (итого активы ,принимаемые к расчету (стр.12) минус итого пассивы, принимаемые к расчету (стр.20)		2 169 381	2 558 154

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ НА 31 ДЕКАБРЯ 2005 ГОДА

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ГОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРЕДЫДУЩЕГО ГОДА
Остаток денежных средств на начало года	010	98 486	295 883
Движение денежных средств по текущей деятельности			
Средства,полученные от покупателей, заказчиков	020	1 052 023	1 680 099
прочие доходы	110	3 210 032	2 218 059
Денежные средства,направленные:	120	(4 233 209)	(3 749 186)
на оплату приобретенных товаров, оплату работ, услуг	150	(1 232 081)	(627 564)
на оплату труда	160	(227 133)	(232 493)
на выплату дивидендов, процентов	170	(–)	(4 198)
на расчеты по налогам и сборам	180	(569 848)	(397 506)
отчисления в государственные внебюджетные фонды	181	(49 492)	(68 021)
на прочие расходы	190	(2 154 655)	(2 419 404)
Чистые денежные средства от текущей деятельности	200	28 846	148 972
2. Движение денежных средств по инвестиционной деятельности:			
Выручка от продажи объектов основных средств и иных внеоборотных активов	210	434 870	28 093
Выручка от продажи ценных бумаг и иных финансовых вложений	220	430 642	598 801
Полученные дивиденды	230	–	44
Полученные проценты	240	3 038	8 955
Поступления от погашения займов,предоставленных другим организациям	250	608 105	475
Приобретение дочерних организаций	280	(80 000)	( )
Приобретение объектов основных средств,доходных вложений в материальные ценности и нематериальных активов	290	(43 592)	(20 245)

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ГОД	ПЕРИОД ПРЕДЫДУЩЕГО ГОДА
Приобретение ценных бумаг и иных финансовых вложений	300	(180 000)	(80 000)
Займы,предоставленные другим организациям	310	(962 836)	(679 620)
Чистые денежные средства от инвестиционной деятельности	340	210 227	–143 497
3. Движение денежных средств по финансовой деятельности			
Поступления от эмиссии акций или иных долевых бумаг	350	–	–
Поступления от займов и кредитов, предоставленных другими организациями	360	–	–
Поступления от погашения займов, предоставленных другим организациям	370	–	–
Приобретение ценных бумаг	380	–	–
Погашение займов и кредитов (без процентов)	390	(–)	(203 000)
Погашение обязательств по финансовой аренде	400	–	–
Займы,предоставленные другим организациям	410	–	–
Чистые денежные средства от финансовой деятельности	430	–	– 203 000
Чистое увеличение (уменьшение) денежных средств и их эквивалентов	440	239 073	– 197 525
4. Остаток денежных средств на конец отчетного периода	450	337 559	98 358
Величина влияния изменений курса иностранной валюты по отношению к рублю	460	117	– 766

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ ЗА 2005 ГОД

НЕМАТЕРИАЛЬНЫЕ АКТИВЫ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Объекты интеллектуальной собственности (исключительные права на результаты иннтел-лектуальной собственности)	010	2 378			2 378
в том числе:					
у патентообладателя на изобретение,промышленный образец,полезную модель	011	–			–
у правообладателя на программы ЭВМ, базы данных	012	2 257	–	–	2 257
у правообладателя на топологии интегральных схем	013	121	–	–	121
у владельца на товарный знак и знак обслуживания, наименование места происхождения товаров	014	–	–	–	–
у патентообладателя на селекционные достижения	015	–	–	–	–
Организационные расходы	020	–	–	–	–
Деловая репутация организации	030				
Прочие	040	–	–	–	–

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	6
Амортизация нематериальных активов – всего	050	904	1 239
в т.ч.:			
программы ЭВМ	051	882	1 205
товарные знаки	052	22	34

ОСНОВНЫЕ СРЕДСТВА

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Здания	70	274 646	34 802	66 460	242 988
Сооружения и передаточные устройства	75	1 647	–	–	1 647
Машины и оборудование	80	370 343	36 118	30 299	376 162
Транспортные средства	85	6 834	16 954	5 128	18 660
Инвенртарь	90	3 042	188	304	2 926
Рабочий скот		–	–	–	–
Продуктивный скот		–	–	–	–
Многолетние насаждения		–	–	–	–
Другие виды основных средств	110	314	604	25	893
Земельные участки и объекты природопользования		–	–	–	–
Капитальные вложения на коренное улучшение земель		–	–	–	–
Итого	130	656 826	88 666	102 216	643 276

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4
Амортизация основных средств – всего	140	154 245	182 560
в том числе:			
зданий и сооружений	141	37 831	36 578
машин,оборудования,транспортных средств	142	116 269	145 725
других	142	145	257
Передано в аренду объектов основных средств– всего	150	131 791	103 682
в том числе:			
здания	151	113 887	80 010
сооружения	152	18	–
оборудование	153	17 886	23 672
Переведено объектов основных средств на консервацию		–	–
Получено объектов основных средств в аренду – всего	160	3 274 713	3 274 648
в том числе:			
Объекты недвижимости,принятые в эксплуатацию и находящиеся в процессе государственной регистрации		–	–

СПРАВОЧНО. Результат от переоценки объектов основных средств:	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА НАЧАЛО ПРЕДЫДУЩЕГО ГОДА
	2	3	4
первоначальной (восстановительной) стоимости	171	–	–
амортизации	172	–	–

Изменение стоимости объектов основных средств в результате достройки, дооборудования, реконструкции, частичной ликвидации	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
	2	3	4

ДОХОДНЫЕ ВЛОЖЕНИЯ В МАТЕРИАЛЬНЫЕ ЦЕННОСТИ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Имущество для передачи в лизинг					
Имущество, предоставляемое по договору проката					
Прочие					
Итого					

	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4
Амортизация доходных вложений в материальные ценности			

РАСХОДЫ НА НАУЧНО-ИССЛЕДОВАТЕЛЬСКИЕ, ОПЫТНО-КОНСТРУКТОРСКИЕ И ТЕХНОЛОГИЧЕСКИЕ РАБОТЫ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	СПИСАНО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Всего					
В том числе:					

СПРАВОЧНО	КОД	НА НАЧАЛО ОТЧЕТ НОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
Сумма расходов по незаконченным научно-исследовательским, опытно-конструкторским и технологическим работам	2	3	4

	КОД	ЗА ОЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРЕДЫДУЩЕГО ГОДА
Сумма не давших положительных результатов расходов по научно-исследовательским, опытно-конструкторским и технологическим работам,отнесенных на внереализационные расходы	2	3	4

РАСХОДЫ НА ОСВОЕНИЕ ПРИРОДНЫХ РЕСУРСОВ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	ПОСТУПИЛО	СПИСАНО	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4	5	6
Расходы на освоение природных ресурсов - всего					
В том числе:					

СПРАВОЧНО.	КОД	НА НАЧАЛО ОТЧЕТ НОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
Сумма расходов по участкам недр, незаконченным поиском и оценкой месторождений, разведкой и(или) гидрогеологическими изысканиями и прочими аналогичными работами	2	3	4
Сумма расходов на освоение природных ресурсов, отнесенных в отчетном периоде на внреализационные расходы как безрезультатаные			

ФИНАНСОВЫЕ ВЛОЖЕНИЯ

ПОКАЗАТЕЛЬ		ДОЛГОСРОЧНЫЕ		КРАТКОСРОЧНЫЕ	
НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Вклады в уставные (складочные) капиталы других организаций – всего	510	14 866	14 650	–	–
в том числе дочерних и зависимых хозяйственных обществ	511	14 866	14 650		
Государственные и муниципальные ценные бумаги	515	1 792	1 792	–	–
Ценные бумаги других организаций – всего	520	8 663	1 731	80 000	–
в том числе долговые ценные бумаги (облигации, векселя)	521	8 663	1 731	80 000	–
Предоставленные займы	525	532 800	1 413 375	516 196	2 300
Депозитные вклады	530	–	–	80 000	–
Прочие	535	–	–	58 362	
Итого	540	558 121	1 431 548	734 558	2 300
Из общей суммы финансовые вложения,имеющие текущую рыночную стоимость: Вклады в уставные (складочные) капиталы других организаций – всего		–	–	–	–
в том числе дочерних и зависимых хозяйственных обществ		–	–	–	–
Государственные и муниципальные ценные бумаги		–	–	–	–
Ценные бумаги других организаций – всего		–	–	–	–
в том числе долговые ценные бумаги (облигации, векселя)		–	–	–	–
Прочие	565	–	–	58 362	–
Итого	570	–	–	58 362	
СПРАВОЧНО По финансовым вложениям,имеющим текущую рыночную стоимость, изменение стоимости в результате корректировки оценки	580	–	–	29 524	–
по долговым ценным бумагам разница между первоначальной стоимостью и номинальной стоимостью отнесена на финансовый результат отчетного периода		–	–	–	–

ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Дебиторская задолженность: Краткосрочная – всего	610	364 523	299 138
в том числе: расчеты с покупателями и заказчиками	611	28 649	66 212
авансы выданные	612	283 569	201 749
прочая	613	52 305	31 177
Долгосрочная – всего	620	1 425	332
в том числе: расчеты с покупателями и заказчиками		–	
авансы выданные	622		
прочая	623	1 425	332
Итого		365 948	299 470
Кредиторская задолженность: краткосрочная – всего	640	424 278	355 632
в том числе: расчеты с поставщиками и подрядчиками	641	245 122	240 113
авансы полученные	642	74 135	77 173
расчеты по налогам и сборам	643	13 943	3 622
кредиты	644	–	–
займы		–	–
прочая	646	91 078	34 724
Долгосрочная – всего	650		
в том числе: кредиты		–	–
займы		–	–
отложенные налоговые обязательства	653		
Итого		424 278	355 632

РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ (ПО ЭЛЕМЕНТАМ ЗАТРАТ)

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ЗА ОТЧЕТНЫЙ ГОДА	ЗА ПРЕДЫДУЩИЙ ГОД
1	2	3	4
Материальные затраты	710	650 170	845 622
Затраты на оплату труда	720	241 125	232 847
Отчисления на социальные нужды	730	53 792	66 942
Амортизация	740	48 844	48 398
Прочие затраты	750	885 743	519 229
Итого по элементам затрат	760	1 879 674	1 713 038
Изменение остатков (прирост[+], уменьшение[–]):			
незавершенного производства	765	–1	–8 342

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ЗА ОТЧЕТНЫЙ ГОДА	ЗА ПРЕДЫДУЩИЙ ГОД
1	2	3	4
расходов будущих периодов	766	–9352	–1 014
резервов предстоящих расходов		–	–

ОБЕСПЕЧЕНИЯ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Полученые – всего	810		94 553
в том числе: векселя	811		
Имущество, находящееся в залоге			
из него: объекты основных средств			
ценные бумаги и иные финанасовые вложения			
прочее			
Выданные – всего		166 492	172 695
в том числе: векселя			
Имущество, переданное в залог			
из него: объекты основных средств			
ценные бумаги и иные финанасовые вложения			
прочее			

ГОСУДАРСТВЕННАЯ ПОМОЩЬ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА		ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА	
1	2	3		4	
Получено в отчетном году бюджетных средств – всего					
в том числе:					
Бюджетные кредиты – всего		НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОЛУЧЕНО ЗА ОТЧЕТНЫЙ ПЕРИОД	ВОЗВРАЩЕНО ЗА ОТЧЕТНЫЙ ПЕРИОД	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
в том числе:					

ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2005 ГОД

Ревизионная комиссия отмечает, что бухгалтерская отчетность ОАО «Торговый Дом ГУМ» подготовлена в соответствии с Федеральным Законом «О бухгалтерском учете» от 21 ноября 1996 года №129 – ФЗ, «Положением о бухгалтерском учете и отчетности в Российской Федерации», утвержденным приказом Минфина РФ от 29 июля 1998 года № 34н, Положением по бухгалтерскому учету «Учетная политика организации» (ПБУ 1/98), утвержденным приказом Минфина РФ от 09 декабря 1998года № 60н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина РФ от 06 июля 1999 года № 43н и другими нормативными актами РФ, регулирующими порядок ведения бухгалтерского учета и составления бухгалтерской отчетности.

Основным источником доходов за 2005 год явилась выручка от:

- Сдачи площадей в аренду и субаренду в сумме 1292,3 млн. руб., что на 15,6 % выше уровня 2004 г.
- Продажи товаров и продукции на сумму 827,2 млн. руб., что на 25,4 % ниже 2004 года.
- Реализации услуг на сумму 47,1 млн. руб.

Следует отметить, что в результате изменения коммерческой политики удельный вес доходов от сдачи площадей в аренду резко возрос, и составил 59,6 % всех доходов акционерного общества.

Валовая прибыль за 2005 год увеличилась на 8,7% и составила 1516,4 млн. руб. Коммерческие расходы в 2005 году по сравнению с прошлым годом, увеличились на 57,8% и составили 924,3 млн. руб.

Рост затрат произошел по следующим статьям:

- Расходы на содержание зданий и помещений возросли на 18,1 млн. руб. или на 22,7%. Это произошло в основном за счет увеличения тарифов на электроэнергию – на 20%, на воду – на 7% и т. д. Также значительно увеличились расходы по уборке и обслуживанию помещений сторонними организациями в связи с расширением зоны обслуживания.
- Расходы на содержание охраны увеличились на 3,8 млн. руб. или на 21,6% в связи с дополнительными расходами по охране здания на Красной площади.
- Расходы на ремонт увеличились на 208,1 млн. руб. и составили 277,9 млн. руб. за счет ремонта входных групп и тамбуров, демонстрационного зала и внутренних фасадов здания на Красной площади.
- Расходы на аренду помещений увеличились на 19,9 млн. руб. или на 23,6% за счет увеличения арендуемых площадей в здании на Красной площади.
- Расходы на рекламу возросли на 104,7 млн. руб. и составили 149,0 млн. руб. в связи с проведением большой рекламной кампании в августе – декабре 2005г.

Управленческие расходы в 2005 году увеличились на 8,4% по сравнению с прошлым годом и составили 305,2 млн. руб. Увеличение произошло в связи с ростом затрат по заработной плате сотрудников акционерного общества на сумму 9,7 млн. руб., а также увеличением отчислений Управляющей компании «Атлас Проджект Менеджмент Лимитед» на 15,1 млн. руб. в связи с ростом валовой прибыли.

За 2005 год прибыль до налогообложения составила 496,8 млн. руб. и снизилась по сравнению с прошлым годом на 12,4 %. После начисления налогов и иных обязательных платежей чистая прибыль отчетного года составила 326,2 млн. руб.

В 2005 году в акционерном обществе была обеспечена сохранность материально-производственных запасов, основных и денежных средств. Акционерным обществом проделана значительная работа по сокращению имеющейся задолженности. Дебиторская задолженность за 2005 год снизилась на 66,5 млн. руб. или на 18,2% и составила 299,5 млн. руб. Кредиторская задолженность на 31.12.2005 г. составила 355,6 млн. руб. и снизилась на 68,6 млн. руб. или на 16,2 %.

За 2005 год собственные оборотные средства составили 498,9 млн. руб. и снизились на 524,7 млн. руб. по причине предоставления займов на срок более 12 месяцев своим дочерним организациям.

В отчетном периоде Ревизионной комиссией рассмотрены результаты финансово-хозяйственной деятельности ОАО «Торговый Дом ГУМ» на отчетные даты. Проведен анализ внереализационных расходов издержек обращения, состояния собственных оборотных средств, дебиторской и кредиторской задолженности.

В ходе проверки бухгалтерской отчетности ОАО «Торговый Дом ГУМ» за отчетный период внешним независимым аудитором ООО «ФинЭкспертиза», утвержденным решением общего собрания акционеров, бухгалтерией акционерного общества сделаны все исправительные проводки в отчете за 2005 год.

С учетом изложенного, Ревизионная комиссия подтверждает достоверность баланса акционерного общества на 1 января 2005 года в сумме 2919,5 млн. руб. годового отчета ОАО «Торговый Дом ГУМ».

Ревизионная комиссия рекомендует принять меры по наращиванию собственных оборотных средств, сокращению косвенных расходов, обеспечению своевременных расчетов с дебиторами и кредиторами.

Председатель Ревизионной
Комиссии ОАО «ТД ГУМ»

С.А. Демин

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ ПО ФИНАНСОВОЙ (БУХГАЛТЕРСКОЙ) ОТЧЕТНОСТИ ЗА 2005 ГОД ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА «ТОРГОВЫЙ ДОМ ГУМ»

АУДИТОР

Наименование: Общество с ограниченной ответственностью «ФинЭкспертиза»;
Место нахождения: 107078 Москва, Скорняжный пер. д. 1.
Свидетельство о государственной регистрации № 937341 выдано 05 мая 1997 года Московской регистрационной палатой;
Лицензия на осуществление аудиторской деятельности № Е002588 выдана Министерством финансов Российской Федерации 06 ноября 2002 года сроком на пять лет.
Лицензия на осуществление работ, связанных с использованием сведений составляющих государственную тайну Б 329021 рег. № 5797 от 23.03.04 г. сроком до 16.12.2007 г.
Аудитор является членом Московской аудиторской палаты и Национальной Федерации Консультантов и Аудиторов.

АУДИРУЕМОЕ ЛИЦО

Полное наименование: Открытое акционерное общество «Торговый Дом ГУМ».
Сокращенное наименование: ОАО «ТД ГУМ».
Место нахождения: 109012, г. Москва,
Красная пл., д.3.;
Свидетельство о государственной регистрации: № 000457 выдано Московской регистрационной палатой 06.12.1990 года.

Мы провели аудит финансовой (бухгалтерской) отчетности ОАО «Торговый Дом ГУМ» за период с 01.01.2005 года по 31.12.2005 года включительно.

Финансовая (бухгалтерская) отчетность ОАО «Торговый Дом ГУМ» состоит из:

- Бухгалтерского баланса
- Отчета о прибылях и убытках
- Приложений к бухгалтерскому балансу и отчету о прибылях и убытках
- Пояснительной записки

Ответственность за подготовку и представление этой финансовой (бухгалтерской) отчетности несет исполнительный орган ОАО «Торговый Дом ГУМ».
Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

Мы провели аудит в соответствии с:

- Федеральным законом «Об аудиторской деятельности»
- Федеральными правилами (стандартами) аудиторской деятельности (утверждены постановлением Правительства РФ от 23 сентября 2002 года № 696 «Об утверждении федеральных правил (стандартов) аудиторской деятельности»)
- Внутренними правилами (стандартами) аудиторской деятельности Московской аудиторской палаты
- Внутренними стандартами аудиторской деятельности ООО «ФинЭкспертиза»

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность не содержит существенных искажений.

Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих значение и раскрытие в финансовой (бухгалтерской) отчетности информации о финансово-хозяйственной деятельности, оценку принципов и методов бухгалтерского учета, правил подготовки финансовой (бухгалтерской) отчетности, определение главных оценочных значений, полученных руководством ОАО «Торговый Дом ГУМ», а также оценку общего представления о финансовой (бухгалтерской) отчетности.

Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

По нашему мнению, финансовая (бухгалтерская) отчетность ОАО «Торговый Дом ГУМ» отражает достоверно во всех существенных отношениях финансовое положение на 31.12.2005 года и результаты финансово-хозяйственной деятельности за период с 01.01.2005 года по 31.12.2005 года включительно.

«22» марта 2006 г.

Генеральный директор
ООО «ФинЭкспертиза»
Трубникова Е.А.

Руководитель аудиторской проверки
Викторова Ю.Л.

Квалификационный аттестат в области общего аудита № 044675 от 25.04.2002 г.


ГУМ



ГУМ
1893
GUM • RED SQUARE

ANNUAL REPORT 2005




RUSSIA

Olympic games near the fo[illegible]

TABLE OF CONTENTS



2nd line perspective view

ADDRESS OF OPEN JSC "GUM TRADING HOUSE" MANAGING DIRECTOR TO THE SHAREHOLDERS



Dear Shareholders!

A reporting period has become the period of forming a strategic development program and defining policy of the Company's business taking into account the present situation in the market of Moscow shopping centers which is characterized by continuing strengthening of competitive battle. Thus, in 2005, 20 (twenty) large units of trade real estate were open in our capital, as a result of which total floor space of modern selling space was practically twice increased compared to the previous year.

The GUM has a number of unique competitive advantages compared to others, including new, shopping centers. Among the main ones, it's worth mentioning it's unique geographical position and high status which was created historically. Therefore, first of all, we consolidate the efforts aimed at confirming the general thesis: "The GUM is the country's Main Department Store". The Company's current projects are taken stock of, development means are determined in trade, non-material assets and advertising areas within the limits of these activities.

The GUM strategic partners are to be defined whose selling proposition has a qualitative effect on the assortment policy of the Trade House. Thus, we continue to develop the line of exclusive trade marks. Mono-brand shops of such well-known stylish trade marks as Sonia Rykiel, J.M.Weston, Ermanno Scervino, Mariella Burani, were open. There appeared popular jewelry companies – Frey Wille and Chaumet – among the GUM business partners.

The line on selling the goods for sport and rest was formed during the expired period. In 2005, such shops as Puma, Reebok, Nike and the largest conceptual shop in Europe ADIDAS Sport Performance Center were open in the GUM. Trade of the goods for middle class is preserved together with development of a luxury-trend, and new manufacturers who had proved themselves in the market of consumer goods appeared. Last year lease agreements were signed with such companies, as Accessories, Monsoon, Pinko. A number of principal agreements were reached last year, and shops of such prospective companies, as ZARA, Gant, Dimensione Danza, are ready to be open.

As to widening of the range of services to be rendered, there were open salons "Flowers", "Packing", a new branch bank, drugstore. Once again this confirms our striving for compliance with the principal of omnitude and providing the GUM visitors with maximum comfort. Innovative joint project "GUM-taxi" meeting the international standards as to the level of service and technical capacities shares these objectives.

To strengthen the GUM image and social support of our *activities, a large-scale project – the GUM advertising* campaign – started at the end of 2005 and would last for the whole next year. The formed campaign is of image advertising nature. Its long-run objective doesn't mean here-and-now profit but it is called to work for long-term perspectives, strengthen positive opinion about the GUM in large sections of the public –real customers, potential partners, the mass media.

At the same time, we implement the plans to get rid of non-core projects, which will allow us to consolidate the means to carry out a large volume of necessary repair work and bring up the GUM main building to the level of a shopping center of international class. The works on organizing the proper parking in Kitai-Gorod (China Town) area necessary to serve customers and improve access to the GUM for visitors, are under way.

Presently, the main objective is a need to comply with the Company's mentioned development strategy and use tactic techniques in commercial and marketing areas to attract customers to the Trade House at the well-known address in Russia: GUM, build.3, Red Square, Moscow.

With thanks for your cooperation.



Managing Director of
Open JSC "GUM Trading House"
T.V. Guguberidze

COMPOSITION OF THE BOARD OF DIRECTORS OF OPEN JSC "GUM TRADING HOUSE"

ELECTED BY GENERAL MEETING OF THE SHAREHOLDERS
IN APRIL 29, 2005.

LAST NAME, FIRST NAME, PATRONYMIC	POSITION, SHARE IN THE ISSUER'S AUTHORIZED CAPITAL
VECHKANOV Vyacheslav Leonidovich	Chairman of the Board of Directors of Open JSC GUM Trading HouseThe share in the issuer's authorized capital is 0,002%
VLASSOV Mikhail Eduardovich	President, Closed JSC "Karussel Vostok and Zapad" The share in the issuer's authorized capital: no share
GUGUBERIDZE Teimuraz Vladimirovich	Managing Director, Open JSC GUM Trading House The share in the issuer's authorized capital: no share
GANDINI Alessandro	Manager , "Jetrimex S.A."Secretary, "GUM Investment Holding PLS "The share in the issuer's authorized capital: no share
GNATUIK Andrey Klimentievich	President, "ODO Group IMA" The share in the issuer's authorized capital: no share
YEVTEYEV Sergey Leonidovich	President, LLC "Karussel -Park Development" The share in the issuer's authorized capital: no share
ZORIN Alexandr Vladimirovich	Director of Moscow state institution of culture Central Park of Culture and Leisure named after M. GorkyThe share in the issuer's authorized capital: no share
KARAKHANYAN Samwell Gurgenovich	President, Moscow Collegium of advocates "Barshevsky and Partners"The share in the issuer's authorized capital: no share
KROPOTOVA Marina Georghiyevna	Chief of Trade Division 01, Commercial department Open JSC "GUM Trading House" The share in the issuer's authorized capital is 0,001%
MALYSHEV Nikolay Nikolayevich	Director, Management of sports broadcasting TV Company "1st channel" The share in the issuer's authorized capital: no share
MATVEYEVA Tatiana Vladislavovna	Director General, Closed JSC "Registronics" The share in the issuer's authorized capital: no share
SKVORTSOV Alexei Yuvenalievich	Director, Financial Management of Open JSC "GUM Trading House" The share in the issuer's authorized capital is 0,000267%
SOKOLOVSKY Vladimir Ilych	Chairman of Moscow Committee on cultural heritage The share in the issuer's authorized capital: no share
TYAGACHEV Leonid Vassilyevich	President, Russia's Olympic Committee The share in the issuer's authorized capital: no share
SHANANINA Svetlana Nikolayevna	Director General, ODO "Group IMA" The share in the issuer's authorized capital: no share

COMPOSITION OF THE MANAGING BOARD OF OPEN JSC "GUM TRADE HOUSE"

ELECTED BY THE BOARD OF DIRECTORS OF
OPEN JSC "GUM TRADING HOUSE" IN JUNE 14, 2005

LAST NAME, FIRST NAME, PATRONYMIC	POSITION, SHARE IN THE ISSUER'S AUTHORIZED CAPITAL
DATESHIDZE Georgy Nodarovich	Director, Division of Architecture and Construction The share in the issuer's authorized capital: no share
RUSSAKOV Alexey Sergeyevich	Director of Legal Division The share the issuer's authorized capital: no share
SKVORTSOV Alexey Yuvenalievich	Director of Financial DivisionThe share in the issuer's authorized capital: 0,000267%
TRENTO Paolo	Chairman of the Board of directors, Plastimoda The share in the issuer's authorized capital: no share
TROFIMOV Andrey Valerievich	Manager of organizational and ceremonial sector OUD of Administrative Division The share in the issuer's authorized capital: no share
SHPITONO Vlgor Mikhailovich	Director of Administrative Division The share in the issuer's authorized capital: no share

At that, as per Clause 69, item 1 of the Federal Law "On Joint-stock Companies", a person acting for an individual executive body shall also perform the functions of Chairman of collegial executive body (Managing board). GUGUBERIDZE Teimuraz Vladimirovich acts for Chairman of the Board of Directors of Open JSC "GUM Trading House".

Management company ATLAS PROJECT MANAGEMENT LIMITED acts for the individual executive body. Presently, GUGUBERIDZE Teimuraz Vladimirovich represents Management Company ATLAS PROJECT MANAGEMENT LIMITED in Open JSC GUM Trading House.

INDIVIDUAL EXECUTIVE BODY

The functions of individual executive body were delegated to Management Company ATLAS PROJECT MANAGEMENT LIMITED.

Location:
38 Princess Court 88, Bromton Road, London, SW3 1 ES, the United Kingdom
Postal address: 109012, г.Москва, Красная площадь, дом 3 /2/2/1

BRIEF INFORMATION ABOUT THE MEMBERS OF THE BOARD OF DIRECTORS OF OPEN JSC "GUM TRADING HOUSE"

1. VECHKANOV VYACHESLAV LEONIDOVICH
Year of birth: 1947
Education: Higher –
Moscow Financial Institute–1970,
Academy of National Economy
at the USSR Soviet of Ministers –1985;
Positions for the last 5 (five) years:
Period: 1995 – 2002
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: President, Chairman of the Managing Board
Period: 2002 – 2003
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Director General, Chairman of the Managing Board
Period: 2003 – 2004
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: President, Member of the board of directors
Period: 2004 – presently
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: President, Chairman of the Board of directors

2. VLASSOV MIKHAIL EDUARDOVICH
Year of birth: 1966
Education: Higher –
Moscow State Institute of foreign languages named after M. Torez –1990;
Positions for the last 5 years:
Period: 1993 – presently
Organization:
Closed JSC "Karussel Vostok and Zapad"
Business:
cultural and recreational
Position: President

3. GANDINI ALESSANDRO
Year of birth: 1976
Education: Higher –
School of economics of Parma University, 2000
Positions for the last 5 years:
Period: 2000 – 2000
Organization: "SdS SA"
Business: Legal
Position: Employee
Period: 2001 –presently
Organization: Company "Jetrimex S.A."
Business: Consulting
Position: Manager of the Company

4. GNATUIK Andrey Klimentievich
Year of birth: 1961
Education: Higher –
Moscow Polygraphic Institute – 1983.
Positions for the last 5 years:
Period: 1999 – presently
Organization: ODO "Group IMA"
Business: Advertising
Position: President

5. GUGUBERIDZE TEIMURAZ VLADIMIROVICH
Year of birth: 1973
Education: Higher –
Abkhazian State University – 1992;
Tbilissi Humanitarian and Economic Institute – 1998.
Positions for the last 5 years:
Period: 1998–2004
Organization: Closed JSC "VEA MMD "East and West"
Business: Commercial
Position: Commercial Director
Period: 2001 – 2003
Organization: LLC "Fialka El"
Business: Commercial
Position: Director General
Period: 2003 – 2004
Organization: LLC "Mono mark "Bosco"
Business: Commercial
Position: Director General
Period: 2003 – 2004
Organization: LLC "Bosco Sporting Goods"
Business: Commercial
Position: Director General
Period: 2004 – 2004
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position:
Deputy Managing Director
Period: 2004 – presently
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position: Managing Director, Chairman of the Board of directors

6. YEVTEYEV SERGEY LEONIDOVICH
Year of birth: 1966
Education: Higher –
Moscow Aviation Institute –1989;
Positions for the last 5 years:
Period: 1993 – 2003
Organization: Closed JSC "Karussel Vostok and Zapad"
Business: Cultural and recreational
Position: Vice–President
Period: 2004– presently
Organization: LLC "Karussel –Park Development"
Business: Cultural and recreational
Position: President

7. ZORIN ALEXANDR VLADIMIROVICH
Year of birth: 1956
Education: Higher – Moscow State University–Biological and soil–dwelling faculty – 1978, candidate of biological science
Positions for the last 5 years:
Period: 2000 – presently
Organization: Moscow main office of culture of the Central park of culture and recreation named after Gorky
Business: Cultural and entertaining
Position: Director

8. KARAKHANYAN SAMVEL GURGENOVICH
Year of birth: 1960
Education: Higher – Candidate of Legal Sciences, Yerevan Polytechnic Institute named after K. Marx, 1982,
Moscow State Legal Academy – 1998;
Positions for the last 5 years:
Period: 1999 - 2001
Organization: Moscow City College of Advocates
Business: Advocatory
Position: Lawyer
Period: 2001 – 2003
Organization: College of Advocates "Barshevsky and Partners"
Business: Advocatory
Position: Managing Partner
Period: 2003- presently
Organization: Moscow College of advocates "Barshevsky and Partners"
Business: Advocatory
Position: President

9. KROPOTOVA MARINA GEORGIYEVNA
Year of birth: 1952
Education: Higher – ZIST –1980;
Positions for the last 5 years:
Period: 2000–2002
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Commercial Director of the main building
Period: 2002 – 2003
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Director of the GUM in the Red Square
Period: 2003 – 2004
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position: Commercial Director
Period: 2004 – 2005
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Commercial Director
Period: 2005 – presently
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Chief of Trade Department, Commercial Division 01

10. MALYSHEV NIKOLAY NIKOLAYEVICH
Year of birth: 1938
Education: Higher–
Moscow Aviation Institute –1963;
Moscow Institute of Oriental Languages – 1970;
Positions for the last 5 years:
Period: 1995–presently
Organization: TV Company "1st Channel"
Business: Television
Position: Director of Sporting Broadcasting Management

11. MATVEYEVA TATIANA VLADISLAVOVNA
Year of birth: 1965
Education:
Higher – Moscow Higher Technical College (MVTU) named after Bauman, N.E. –1988,
All–Russian Open Financial and Economic Institute –2000.
Positions for the last 5 years:
Period: 1998- presently
Organization: Closed JSC "Registronix"
Business: Keeping of registers of joint–stock companies
Position: Director General

12. SKVORTSOV ALEXEY YUVENALIEVICH
Year of birth: 1968
Education: Higher – Moscow Engineering and Physical Institute –1993, Moscow International Higher School of Business MIRBIS –2003;
Positions for the last 5 years:
Period: 2000 – 2001
Organization: LLC Mining Leasing Company
Business:
Mining Industry
Position: Financial Director
Period: 2001 – 2002
Organization: Joint–stock commercial bank "Prominvestbank"
Business: Banking
Position: Chief of the Investment and Leasing Projects Department
Period: 2002 – 2002
Organization:
LLC Leasing Mining Company
Business:
Mining Industry
Position: Financial Director
Period: 2003 – 2003
Organization: LLC Agger Technics
Business: Commercial
Position: Treasurer
Period: 2003 – presently
Organization: LLC GUMPROJECT
Business: Investments
Position: Director General
Period: 2004 – 30.11.2004
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position: Manager on Economics
Period: from 06.04.2004 to 01.12.2004
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position: Head of the representative office
Period: from 01.12.2004– presently.
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position:
Director of Financial Department

13. SOKOLOVSKY Vladimir Ilych
Year of birth: 1946
Education: Higher – Doctor of Economics, Professor, Moscow Architectural Institute –1971, Academy of Restoration – 1988;
Positions for the last 5 years:
Period: 1999 – 2001
Organization: The Main Office of protection of Moscow monuments
Business: control over protection and use of the monuments of history and culture referred to Moscow control, and of the monuments of federal significance located in Moscow.
Position: First Deputy Manager
Period: 2001 – 2005
Organization: The Main Office of protection of Moscow monuments
Business: Control over protection and use of the monuments of history and culture referred to Moscow control, and of the monuments of federal significance located in Moscow
Position: Manager

Period: 2005 – presently
Organization: Moscow Cultural Heritage Committee
Business: Control over protection and use of the monuments of history and culture referred to Moscow control, and of the monuments of federal significance located in Moscow.
Position: Chairman

14. TYAGACHEV LEONID VASSILIEVICH
Year of birth: 1946
Education: Higher –
Moscow Regional Pedagogical Institute – 1970.
Positions for the last 5 years:
Period: 2001 – presently
Organization:
Russia's Olympic Committee
Business: Sporting area
Position: President

15. SHANANINA SVETLANA NIKOLAYEVNA
Year of birth: 1963
Education: Higher – Moscow Institute of Transport Engineers– 1985.
Positions for the last 5 years:
Period: 1991 – 2002
Organization: Advertising Agency IMA–PRESS
Business: Advertising
Position: Director General
Period: 2002 – 2004
Organization: ODO IMA GROUP
Business: Advertising
Position: Vice-President
Period: 2004 – presently
Organization: ODO IMA GROUP
Business: Advertising
Position: Director General

BRIEF INFORMATION ABOUT THE MEMBERS OF THE COLLEGIAL EXECUTIVE BODY (MANAGING BOARD) OF OPEN JSC "GUM TRADING HOUSE"

1. DATESHIDZE GEORGY NODAROVICH
Year of birth: 1970
Education: Higher – Tbilissi State University – 1994;
Positions for the last 5 years:
Period: 1994 – 2003
Organization: Closed JSC "VEA MMD "Vostok and Zapad" (East & West)
Business: Commercial
Position: Architecture and Construction Department Manager
Period: 2003 – 2004
Organization: LLC "Bosco Management"
Business: Commercial
Position: Architecture and Construction Department Manager
Period: 2005 – presently
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position: Architecture and Construction Office Manager

2. RUSSAKOV ALEXEY SERGEYEVICH
Year of birth: 1976
Education: Higher – Moscow Academy of Economics and Law –1999;
Positions for the last 5 years:
Period: 1999 – 2000
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Legal Advisor of the 1st class
Period: 2000 – 2003
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Chief of the Legal Department
Period: 2003 – presently
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position: Legal Office Manager

3. SKVORTSOV ALEXEI YUVENALIEVICH
Year of birth: 1968
Education: Higher – Moscow Engineering and Physical Institute (MIFI) –1993,
Moscow International Higher School of Business (MMVShB) MIRBIS –2003;
Positions for the last 5 years:
Period: 2000–2001
Organization:
LLC "Leasing Mining Company"
Business: Mining Industry
Position: Financial Director
Period: 2001–2002
Organization: Joint-stock commercial bank PROMINVESTBANK
Business: Banking
Position: Chief of Investment and Leasing Projects Office
Period: 2002–2002
Organization: LLC "Leasing Mining Company"
Business: Mining Industry
Position: Financial Manager
Period: 2003–2003
Organizations: LLC AGGER TECHNICS
Business: Commercial
Position: Treasurer
Period: 2003 – presently
Organization: LLC GUMPROJECT
Business: Investments
Position: Director General
Period: 2004–30.11.2004.
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position: Manager on Economics
Period: from 06.04.2004 to 01.12.2004
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position: Head of the representative office
Period: from 01.05.2005– presently.
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position:
Financial Office Manager

4. TRENTO PAOLO
Year of birth: 1946
Positions for the last 5 years:
Period: 1998 – presently
Organization: PLASTIMODA
Business: Commercial
Position: Chairman of the Board of directors

5. TROFIMOV ANDREY VALERIEVICH
Year of birth: 1971
Education: University named after Yekaterina the Great
Positions for the last 5 years:
Period: 2000 – 2001
Organization: LLC RAAB KARHER "Gas stations equipment"
Business: Commercial, Construction
Position: Advertising and Marketing Manager
Period: 2000 – 2001
Organization: LLC ACIS "Gas stations equipment"
Business: Commercial, Construction
Position: Advertising and Marketing Manager
Period: 2001 – 2002
Organization: LLC "OPZ Trading House"
Business: Production, Commercial
Position: Deputy Director General on Marketing and Advertising
Period: 2002 – 2003
Organization: LLC DIAN-HOLDING
Business: Commercial
Position: Director General
Period: 2003 – 2004
Organization: PBOYuL TROFIMOV A.V.
Business: Commercial
Position: Entrepreneur

Period: 2004 – presently
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Manager of organizational and ceremonial sector OUD AU

6. SHPITONOV IGOR MIKHAILOVICH
Year of birth: 1957
Education: Higher – Moscow Energetic Institute – 1980;
Positions for the last 5 years:
Period: 2000 –2003
Organization: Open JSC "Russian Aluminium Management"
Business: Non-ferrous Industry
Position: Manager on administrative issues
Period: 2004 –2004
Organization: LLC GUMPROJECT
Business: Investments
Position: Chief Executive Office
Period: 2004 – 2005
Organization: Closed JSC GUM–TRUST
Business: Investments
Position: Director General
Period: 2004 – 04.10.2005
Organization: LLC "Stylish City"
Business: Investments
Position: Director General
Period: 2004 – presently
Organization: Representative office of ATLAS PROJECT MANAGEMENT LIMITED
Business: Investments and Management Services
Position:
Administrative Office Manager



Atrium view on the 2nd line

POSITION OF OPEN JSC "GUM TRADING HOUSE" IN THE INDUSTRY

Open JSC «GUM Trading House», as one of the oldest trade enterprises, has a rich and unique development history which in many ways has determined its current position in the market, forms and types of the Company's business, as well as the size, quality and structure of the company's assets existing currently.

According to the Ministry of Economic Development, in 2005, the turnover of retail sale in the capital amounted to 1trillion 586bln. 083mln. rubles, which is 6.2% more than in 2004. Last year the share of Moscow turnover in All-Russian figure amounted to 26 per cent. The specific weight of Open JSC "GUM Trading House" amounts to 0.14 per cent in this volume.

In 2005, 1166 retail, food and consumer services outlets were open in Moscow. 572 outlets of consumer's market and services were reconstructed during the year. According to the analysts of the largest realtor companies, in 2005, 20 large units of trade real estate were open in Moscow, as a result of which total selling space of the present shopping centers increased by 600 000 square meters, which is almost twice as much than in 2004. Accordingly, the selling space supplied for rent increased by 315000 square meters. Among new shopping centers it's worth mentioning the following: EUROPARK, RIO, REAL-BRATEYEVO, FESTIVAL, RETAIL PARK, ARKADIA, LADYA, VARSHAVSKY, PODSOLNUKHI (SUNFLOWERS), BIBIREVSKY, shopping and office center HYMEN. If this growth rate goes on, then the market of trade real estate will soon be saturated, and competition among the units will increase. Realtors forecast that in 2006 supply of selling space in new shopping centers will increase at least by 200 thousand square meters. According to the Department of consumer's market and services of Moscow, another 10 large shopping centers are planned to be built in Moscow next year.

According to the results of consumer survey in Moscow, location of a shopping center and a factor of convenient access to a shop becomes more significant every year. As a result of increase in car flow in the center of Moscow and difficulty in approaching many shopping centers, consumers more often refuse going to the center for shopping preferring the shopping centers located in the more convenient main traffic arteries.

Meeting this trend, dynamics of opening shopping centers in the areas adjoining Moscow Ring Motor Road (MKAD) increases. They can provide customers with a parking place and free access. As a result, significant loss of customers from the central trade zone takes place, including the GUM shopping space.

Possibility of convenient parking close to a shopping center plays a significant role when choosing a place for shopping. The GUM makes extra efforts to secure availability of the shop selling space for buyers. However, the possibilities of temporary parking for 150 cars organized in Vetoshny pereulok last year don't meet the needs of shopping flow any more. Accordingly, there is an urgent need in proper parking in the area of Kitay-Gorod which could meet the needs of the GUM customers.

One of the trends in the development scheme of provincial shopping centers was growth of the share of entertaining complex in the composition of selling space. This creates conditions for family rest, increases a shopping flow and draws buyers for a more long period.

As per this trend, in 2005, selling space was continued to be reorganized by forming focus centers of attraction in the GUM grouped by a definite principle. Thus, on the 1st line a gallery of boutiques is located. Presently, it's replenished by such de-luxe trade marks, as Sonia Rykiel, Mariella Burani, Chaumet, BoscoSport, Ermanno Scervino, J.M.Weston. On the 2nd floor there is a sports line represented by such world-famous brands, as Nike, Puma, Reebok, Intersport, Adidas. The clothes for youth is located on the 3rd floor. Presently, such salons, as Dimensione Danza, Naf Naf, Mandarina Duck, Samsonite, ZARA are planned to be open in the GUM. A chain of public catering establishments is created, works on implementing the GUM-Gastronome Project are under way.

Currently, the main competitors of Open JSC «GUM Trading House» are shopping centres located in the central administrative district. Based on the data of the GUM customers survey, the more significant competitors among the shopping centres of Moscow central part are Trade Complex "Okhotny Ryad", Trade Complex "TsUM", Shopping Centre "Atrium", Shopping Centre "Smolensky Passage", Shopping Centre "Petrovsky Passage", and Tretyakovsky proyezd.

DEVELOPMENT RESULTS OF OPEN JSC "GUM TRADING HOUSE" FOR 2005

The financial results of Open JSC "GUM Trading House" in 2005 are characterized by the following indices:

INDEX	MLN. RUBLES
Turnover*	2 300
Gross proceeds	1 516
Circulation costs	1 230
Profit (loss) from sales	287
Balance of other revenues and expenses	210
Balance sheet profit	487
Net profit	326

* The turnover is specified taking into account the turnover of the sections operating on the basis of commission charges.

In 2005, the turnover of Open JSC "GUM Trading House" reduced by 58mln. (fifty–eight) rubles compared to last year and amounted to 2 300mln. rubles.

In 2005, proceeds from letting sopping space on lease increased by 173,9mln. rubles or 15.6 per cent compared to last year and amounted to 1 292mln. rubles, while gross proceeds from sale of goods reduced by 53,1mln. rubles or 19.2 per cent . Therefore, in 2005, total gross proceeds increased by 120,8mln. rubles or 8.7 per cent and amounted to 1 516,4mln. rubles.

In 2005, circulation costs increased by 362mln. rubles or 42 per cent compared to last year and amounted to 1 229,5mln. rubles which is 53 per cent of the turnover.

The change in the circulation costs structure relates, first of all, to increase in the costs for:

- Maintenance of the building – by 18 mln. rubles including increase in the tariffs for water and power supply, extra costs relating to security of the department store building, and increase in the costs for cleaning and maintaining the premises;
- Removal of waste paper and metal scrap by 3 mln. rubles;
- Rent of buildings and premises by 19,8mln. roubles;
- Repair of fixed assets by 208,2mln. roubles as a result of overhaul repair of incoming groups, costs relating to repair of internal facades and repair of salons;
- Shopping advertising by 92,3mln. rubles due to interior design of the shop, development and implementation of a new strategy of the advertising campaign;
- Management of the organization by 15mln. rubles.

In the reporting year, as to other incomes and expenditures, the positive balance to the amount of 210mln. rubles was made.

The profit on sales reduced compared to last year (by 241,3mln. rubles or 54 per cent) which in 2005 amounted to 286,9mln. rubles.

In 2005, the main sources of profit were gross proceeds from realization of goods, letting selling space on lease, proceeds from sale of fixed assets (buildings) and securities.

In 2005, the balance profit of the joint–stock company reduced by 70,3mln. rubles or 12.4 per cent compared to last year and amount to 486,8mln. rubles. The net profit reduced by 95,1mln. rubles or 22.6 per cent and amounted to 326,2mln. rubles.



NET PROFIT OF JSC "GUM TRADING HOUSE" (MIL. RUBL.)
455
420
385
350
315
280
245
210
175
140
105
70
35
0
301,7
421,3
326,2
2003
2004
2005

In 2005, total cost of the assets of Open JSC "GUM Trading House" increased by 318,6mln. rubles and made up 2919,5mln. rubles.

Loans to the amount of 1 413,4mln. rubles granted to other organizations are taken into account in the assets in the financial investments.


CURRENT RATIO
4
3,5
3
2,5
2
1,5
1
0,5
0
3,5
2,48
2004
2005

The current liquidity index for January 1, 2006, amounted to 2,48 while normative is 2. Compared to last year, this index reduced due to decrease of the amount of short-term financial investments by 732,3mln. rubles.


UTILIZATION FACTOR OF WORKING CAPITAL
0,8
0,6
0,4
0,2
0
0,69
0,57
2004
2005

The index of provision with the proper floating assets as per January 1, 2006, amounted to 0,57 while the normative is 0,1

The indices of current liquidity and provision of the proper floating assets characterize Open JSC "GUM Trading House" as a financially stable and solvent company.

COMMERCIAL ACTIVITIES

In 2005, the emphasis in commercial activity development was placed on complex development of the GUM main building and definition of its strategic partners who have shown themselves in the area of marketing policy.

The works on increasing usable floor area of the main building have been under way for a long time. Lease agreements were signed for the reporting period, exploratory and design work to re-equip the premises for more than 5 000 square meters which had been occupied by printing office before, was carried out. This will let reconsider and improve the structure of selling space and finish formation of a chain of public catering on the 3rd floor of the GUM.

However, it's worth mentioning that during the last 50 years these premises were used not for shopping needs but for production needs, and they will require significant repair work. This work can approximately amounts to 400mln. rubles.

To consolidate the required funds to implement this project, a concept on getting rid of non-core projects is implemented.

Also, the works on organization of the proper parking in Kitai-Gorod area necessary to serve customers and improve access of the GUM for visitors are under way.

In 2005, the structure of selling space was improved and the department store assortment policy was formed based on the analysis of the data of marketing researches of the shop customers and monitoring of shopping flows.

The department store main buyers are Muscovites (85 per cent) of the three age groups (16-25, 26-35 and 36-50 years old). Their average income is more than $700 a month per person.
About 60 per cent of buyers visit the GUM once in three months and more often. According to buyers, clothes, shoes and perfumery and cosmetics are the more attractive product groups.

LEVEL OF TRADE MARK (THE GOODS OF "FASHION" GROUP)	SPECIFIC WEIGHT IN SHOPPING SPACE (%)
High (including "de-luxe")	31
Medium-high	25
Medium – average	35
Medium – low	9

Taking into account buyers' preferences, a number of shops of youth clothes with a democratic level of prices were open on the third floor, which increased a share of the sales premises designed for the goods of a medium level.

In compliance with the status of the large and prestigious department store, the GUM is active in supporting and developing on a permanent basis its Internet–representation. The Department Store Web-site meets the modern Web-technologies and provides visitors with exhaustive information about the GUM operation and its business partners. In accordance with the requirements of the Federal Service on RF Financial Markets, information about Open JSC "GUM Trading House" as an issuer of emissive securities is given on the GUM Web-site.

CORPORATE MANAGEMENT SYSTEM

The work on improving a corporate management system ensuring achievement of the strategic aims of Open JSC "GUM Trading House" continued in 2005. Organizational processes and management system on the basis of which a new organizational structure of Open JSC 'GUM Trading House" was developed and approved, were audited for the reporting period.

The management structure has three levels with well–marked vertical links. When modeling a corporate management system, a process method was used, which allowed to distinguish the areas of responsibility among structural sub-divisions and define effective horizontal links. The works on optimizing the main management procedures started.

Implementation of this project resulted in improving a management function and let emphasize target work in sub-divisions, which allowed to ensure core activities and increase efficiency of work of the main business.

The work on reconstruction of internal communications and equipment of the GUM local computer network which had started in 2004 was successfully completed. This provided for modern level of the information system which is an important part of the corporate management system. Due to this work there has appeared an opportunity of classified and centralized control of information flows in the Company.

Definition of the Company's clear structure formed a data base required for development and compliance with corporate standards at a qualitatively new level.

The Project on forming the Company's corporate style is at the stage of completion. Also, transition to a new form of a flow of documents made in a common corporate style was implemented. Classified work on forming modern standards of service, dressing of the GUM space, construction works and operation of shopping space is under way.

PROMOTION ACTIVITIES

In 2005, the advertising campaign strategy aimed at presenting the GUM as a shop with a wide range of goods and qualitative services, which can promote sales due to increase of target shopping flows.

The advertising campaign started in Autumn of 2005 and supposedly would last for next year. The developed campaign is of image advertising nature and called to work for long–term perspectives, strengthening positive opinion about the GUM in broad sections of the public.

The choice of advertising means was determined by the Company's strategic priorities and target audience orientation.

During the advertising campaign there were used such efficient advertising carriers, as: advertising in radio stations, banners in the city's center and highways, video commercials on light–emitting–diode screens, as well as different non-standard carriers in Moscow international airports.

Due to a creative and original approach towards creation of advertising materials, in 2005, the GUM advertising campaign stood out against a general background and gave rise to a positive response.

There were located a lot of articles, notes, photo- and video materials in many printed publications and TV channels for the reporting period.


ГУМ
ГУМ

St.Valentines Day in GUM

Such bright events as opening of shops Puma, Adidas and boutiques of "de-luxe" trade marks Sonia Rykiel, Ermanno Scervino, Pinko, Mariella Burani drew lots of concerned buyers. In 2005, in the GUM a series of large-scale presentations took place, which attracted attention on the part of the press and GUM visitors.

The GUM forms its proper traditions of celebrating All-Russian national holidays in its area including a cultural and entertaining program for visitors and selling space show dressing. There were held festive actions in New Year holidays, St. Valentine's Day, International Ladies' Day (the 8th of March), and Victory Day (the 9th of May) during the reporting period. These actions were widely highlighted in the mass media.

In particular, it's worth mentioning the program prepared for the New Year holidays which was organized together with SWAROVSKY company and German company ROSENAU known in the international market by its projects of shopping space dressing.

At the beginning of December a Christmas tree decorated with the goods made of SWAROVSKY crystals was located in the center of the GUM close to the waterworks. The New Year ornamentals – huge bells, garlands and canvases of shining lights – were mounted under glass arches of arcades. This action aroused great interest among the buyers who were pleasantly surprised at fabulous decorations of the GUM of such level. Undoubtedly, this New Year action was widely covered in the press and television. Peak figures of visiting the shopping center were recorded during that month.

Special advertising campaign "Happy New Year! Happy New GUM!" was specially timed to the project of the GUM festive dressing. There were used such advertising carriers as banners on highways and congratulations to the citizens by radio and on light-emitted-diode screens in the city's central part.

PERSONNEL MANAGEMENT

In 2005, the work on personnel management aimed at achieving strategic objectives and ensuring priority directions of Open JSC "GUM Trading House" business.

Within these limits the main attention in personnel policies was paid to the following aspects:

- Address selection of personnel to work in new structural sub-divisions;
- Development and implementation of a new motivation system;
- Personnel number optimization;
- Employees Training;
- Intra-corporate PR and internal communications.

The scale and originality of development means of the GUM require new methods of work from the Company's management and its employees.

In 2005, the number of the employees of Open JSC "GUM Trading House" amounted to 1233 people, which is 330 employees less than last year. Personnel reduction was determined by replacement of inefficient directions of business for new promising projects. To optimize human resources, also, the Company was restructured, and percentage of the work carried out by the forces of contracting companies increased.

Personnel was reduced in strict compliance with RF Labor legislation. At that, qualified and initiative employees of the GUM are undoubtedly the Company's main resources and values.

For the reporting period the GUM staffing table increased by 199 new employees. Most of them are professionals of high proficiency who passed a thorough competitive selection. At that, 367 of our employees passed professional training in specialized centers both in the Russian Federation and abroad. 53 managers of different levels in the Company's structure were audited as per compliance with work status.

A new scheme of remuneration of labor has been in force since the middle of 2005. It's based on gradation of positions and formed from continuous variable component of monthly remuneration. Non-monetary components of motivation package are added.

We realize that adequate payment of labor of our employees is one of the most important component of effective business. Therefore, a general level of wages for the reporting period increased for all categories of employees, in average, by 28,4 per cent.


ГУМ
2006
С Новым годом!

New Year decorations on the 3d line


Bosco SPORT

Christmas tree on the fountain

A new architectural concept was developed in the reporting period. It united the project of dressing of internal space and facade of the GUM building as a monument of architecture "Verkhniye Torgovye Ryady" (Upper Shopping Streets). This complicated and responsible project was implemented in co-operation with well-known Italian architectural studio "aMDL" headed by world-class architect Michele de Lucchi. The new design program presented by the studio envisages re-organization of arcades in the style of palazzo: an efficient system of gallery and facade lightning, title floor, landscaping. Moreover, it was planned to replace internal and external leaded lights, floors, incoming groups and public utilities (toilets, etc).

In compliance with the approved strategy of reorganization of the GUM building, certain work was carried out in the reporting period. Thus, in 2005, eight out of twelve incoming groups from the direction of Nikolskaya and Ilynka streets and Vetoshny pereulok were replaced. New portals allowed to optimize temperature conditions inside the building and avoid in-and-outs which aren't comfortable for visitors.

To create comfortable conditions of staying in the GUM, an air-conditioning system of the building was improved, which is an important component of modern ideas about shopping centers.

New individual heat points were put into operation. They replaced obsolete equipment and provided the building with the required heat as per the liabilities to the municipal authorities.

In the course of carrying-out of the works 3300 square meters of walls and arcs were renovated; 785 square meters of granitic floors were replaced; five platens were repaired and two platens were replaced; systems of dirt control were mounted; a complex of installation and wiring work, including replacement of lamps and remote control of lightning, was implemented; visitor meters were installed; guard and fire alarm and video surveillance are envisaged.

Within the limits of a common project of the GUM renovation, internal facades of the building of total area of 3600 square meters were restored, wiring of the lightning system was replaced.

Moreover, works on overhaul repair and replacement of obsolete equipment are under way.
Thus, emergency areas of the constructions fencing monitors (412 square meters of pilot bridges) were replaced. A need for these works was determined based on the results of study of translucent guard of roof which hadn't been repaired since the time of construction of the building, and was in an emergency situation. For the same reason 2 air supply plants of the building was overhaul repaired. They became obsolete for a 50-year period of operation both physically and morally. The exhausted freight elevator was replaced.

Within the limits of a common project of the GUM renovation, internal facades of the building of total area of 3600 square meters were restored, wiring of the lightning system was replaced.

Moreover, works on overhaul repair and replacement of obsolete equipment are under way.
Thus, emergency areas of the constructions fencing monitors (412 square meters of pilot bridges) were replaced. A need for these works was determined based on the results of study of translucent guard of roof which hadn't been repaired since the time of construction of the building, and was in an emergency situation. For the same reason 2 air supply plants of the building was overhaul repaired. They became obsolete for a 50-year period of operation both physically and morally. The exhausted freight elevator was replaced.

THE BASIC RISK FACTORS RELATING TO OPEN JSC “GUM TRADING HOUSE” BUSINESS

BRANCH RISKS

The most significant factors which can have a negative effect on the future business of Open JSC “GUM Trading House” are the following trends:

- high rates of growth of selling space in Moscow;
- loss of buyers from the central shopping zone to Moscow provincial areas;
- change in consumption structure;
- currency rates fluctuations;
- a more severe competition as a result of emergence of Western operators in Moscow market and developing network projects.

COUNTRY AND REGIONAL RISKS

Open JSC “GUM Trading House” is the Russian company carrying out its business in Moscow region of the Russian Federation. Therefore, general changes in the country and development of Moscow region have a significant effect on its business.

The main country risks in Russia:

- political risks;
- economic risks;
- ecological risks;
- regional risks.

FINANCIAL RISKS

- the risk of changing currency rates;
- the risk of changing interest rates;
- inflation risks.

LEGAL RISKS

- *changing of tax legislation;*
- changing of exchange regulation;
- changing of the rules of customs regulation and duties;
- changing of the requirements relating to licensing of the issuer's main business;
- changing of judicial practice on the issues relating to the issuer's business (including the issues on licensing which can have a negative effect on the results of its business, and on the results of the current judicial proceedings in which Open JSC “GUM Trading House” takes part).

THE RISKS RELATING TO OPEN JSC “GUM TRADING HOUSE” BUSINESS

Open JSC “GUM Trading House” as per the contract of guarantee between Joint-stock commercial bank ROSBANK and Open JSC “GUM Trading House” is liable for LLC MONO-MARK BOSCO to the amount of 6mln. USD.

COMPLIANCE OF OPEN JSC “GUM TRADING HOUSE” WITH THE CORPORATE BEHAVIOUR CODE

The system of corporate management is improved taking into account the requirements of the Russian legislation and for the convenience of the shareholders. Organizing the Company's corporate management, its management continuously aims at conforming with the well-known norms and rules of corporate culture and ethics of behavior. document.

Open JSC “GUM Trading House” strictly fulfils the compulsory requirements to disclose information in the securities market. However, as a result of inconsistency of the norms regulating the Corporate behavior Code, Open JSC “GUM Trading House” doesn't always adhere to the norms of this document.

AUTHORIZED CAPITAL OF OPEN JSC “GUM TRADING HOUSE”

The Company's authorized capital amounts to 60 000 000 (sixty million) rubles and is divided into 60 000 000 (sixty million) nominal shares of nominal cost of 1 (one) ruble. Each paid ordinary share entitles its holder to participate in meetings of the shareholders; the right to one vote on all issues on which there is voting at meeting of the shareholders; the right to have dividends to the amounts legally determined by general meeting of the shareholders.

As of **April 17, 2006** (accounting date), register of the shareholders of Open JSC “GUM Trading House” includes 9 221 shareholders: 74 corporate bodies (8 of them are nominal holders) and 9 147 physical bodies, out of whom foreign shareholders are 7 corporate and 40 physical bodies.


ГУМ


ГУМ
2006

Jazz band performance near the Christmas tree

LIST OF THE LARGEST SHAREHOLDERS OF OPEN JSC "GUM TRADING HOUSE"

SHAREHOLDER	SHARE IN THE AUTHORIZED CAPITAL (%)
Closed joint-stock company "Deposit-Clearing Company"	55,02
Closed JSC "ING Bank (Eurasia) (ZAO)"	33,52

During the years of its operation Open JSC "GUM Trading House" has made five issues of the securities: 02.09.92.; 22.06.93; 06.07.95; 15.08.97; 24.04.1998– the issue was cancelled.

The nominal ordinary shares of Open JSC "GUM Trading House" are traded in Russia's leading sites: NP "RTS Stock Exchange", Closed JSC "MMVB Stock Exchange".

INFORMATION ABOUT THE COURSE OF TRADING THE SHARES OF OPEN JSC "GUM TRADING HOUSE" FROM RTS STOCK EXCHANGE IN 2005

INFORMATION FROM THE STOCK EXCHANGE MARKET RTS ON PROGRESS OF THE SHARES AUCTION OF JSC "GUM TRADING HOUSE" IN 2005



6
5,5
5
4,5
4
3,5
3
2,5
2
1,5
1
BUYING
SELLING
1.01.2005
1.02.2005
1.03.2005
1.04.2005
1.05.2005
1.06.2005
1.07.2005
1.08.2005
1.09.2005
1.10.2005
1.11.2005
1.12.2005
1.01.2006
1.02.2006
1.03.2006
1.04.2006

In the diagram the bidders' offers trading the shares of Open JSC "GUM Trading House" are painted blue, while demand for the shares is painted purple.

Open JSC "GUM Trading House" together with the Bank of New York (USA) started placing the American Depository Receipts (ADR) of the 1st level in 1996. The shares are converted into the ADR by the following principle: two ordinary shares of Open JSC "GUM Trading House" for one ADR. As a result of permanent interest towards our Company's securities, the shares are regularly converted into the ADR and vice versa, depending on investors' aims. The American Depository Receipts of the 1st level of Open JSC "GUM Trading House" are actively circulated in the stock exchanges of Berlin, Frankfurt and Stuttgart, and in the US off-exchange market.

In the reporting year Open JSC "GUM Trading House" had carried out neither big deals, nor the ones towards which there was interest.

PROPOSALS ON DISTRIBUTING THE NET PROFIT MADE BY OPEN JSC "GUM TRADING HOUSE" IN 2005

It's proposed to distribute the net profit made by Open JSC "GUM Trading House" in 2005 to the amount of 326,18mln. rubles for the following purposes:

- development of the proper manufacturing capabilities – 169,89mln. rubles;
- modernization and reconstruction of real estate units – 90mln. rubles;
- development of social area – 30mln. rubles;
- charitable purposes – 33mln. rubles;
- remuneration to the members of the Board of directors of Open JSC "GUM Trading House" – 3,080mln. rubles;
- (for individual remuneration on the basis of 28 thousand rubles to each member of the Board of directors in which he participated);
- remuneration to the members of Audit commission of Open JSC "GUM Trading House" – 0,210mln. rubles (for individual remuneration on the basis of 30 thousand rubles to each member of Audit commission).

DIVIDENDS

In the forthcoming period the investment policy of Open JSC "GUM Trading House" envisages growth of expenses to turn the department store into a modern technically equipped shopping complex of the European level.

Taking into account these circumstances and in view of limited financial resources, the Board of directors of Open JSC "GUM Trading House" recommends to annual general meeting of the shareholders not to pay dividends on the results of work for 2005.


ГУМ
2006
С Новым годом!


ГУМ
2006
С Новым годом!

ACCOUNTING CONTROL OF OPEN JSC "GUM TRADING HOUSE" (THOUSANDS RUBLES)

ASSET	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
I. FIXED ASSETS			
Intangible assets (04, 05)	110	1 474	1 139
including: a data base, trade marks, administrative costs	111	1 474	1 139
Fixed assets (01, 02)	120	502 581	460 716
including: buildings, cars, equipment	121	502 581	460 716
Incomplete Buildings (07, 08, 16, 60)	130	36 062	24 973
Profitable inventory investments (03)	135	–	–
Long–term financial investments (58, 59)	140	558 121	1 431 548
including: investments in sudsidiary companies	141	14 866	14 650
investments in other companies	142	8 663	1 731
loans granted for a period of more than 12 months	143	532 800	1 413 375
other long–term financial investments	144	1 792	1 792
Deferred tax assets	145	11 408	119 042
Other fixed assets	150	–	–
TOTAL: as per section I	190	1 109 646	2 037 418
II. CURRENT ASSETS			
Inventory	210	241 072	201 306
including: raw materials, materials and other similar assets (10, 14, 15, 16)	211	14 094	36 175
animal breeding and feeding (11)	212	–	–
costs in work in progress (circulation costs) (14, 20, 21, 23, 29, 44, 46)	213	1	
finished goods and merchandise inventory (14, 16, 40, 41, 43)	214	197 579	145 093
goods consigned (45)	215	8	–
prepaid expenses (97)	216	29 390	20 038
other inventories and expenses	217		
Value added tax incurred for purchases (19)	220	51 335	41 466
Accounts receivable (payments are expected in more than 12 months after the reporting date)	230	1 425	332
including: customers and clients (62, 63, 76)	231	–	–
notes receivable (62)	232	–	–
debts of subsidiaries and affiliates (78)	233		
advances made (60)	234	–	–
other debtors	235	1 425	332
Accounts receivable (payments are due within 12 months since the reporting date)	240	364 523	299 138
including: customers and clients (62, 63, 76)	241	28 649	66 212

ASSET	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
notes receivable (62)	242	–	–
debts of subsidiaries and affiliates (6203)	243	24 449	156
debts of the members (founders) relating to the contributions in the authorized capital (75)	244	–	–
advances made (60)	245	283 569	201 749
others debtors	246	27 856	31 021
Short–term financial investments (58, 59, 81)	250	734 558	2 300
including: loans granted to organizations for a period of less than 12 months	251	516 196	2 300
other short–term financial investments	252	218 362	–
Cash	260	98 358	337 559
including: cash in hand: (50)	261	3 126	1 877
current accounts (51)	262	83 604	320 447
curency accounts (52)	263	6 783	6 961
other cash equivalents (55, 57)	264	4 845	8 274
Other current assets	270		
TOTAL: as per section II	290	1 491 271	882 101
BALANCE SHEET (total of lines 190+290)	300	2 600 917	2 919 519

LIABILITIES	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
III. CAPITAL AND RESERVES			
Autorized capital (80)	410	60 000	60 000
Own shares redeemed from shareholders	411	(76 856)	–
Additional capital (83)	420	25 158	25 158
Reserves (82)	430	9 000	9 000
including: the reserves created in accordance with the legislation	431	9 000	9 000
the reserves created in accordance with the foundation documents	432		
Retained profits (outstanding deficit)	470	2 115 994	2 442 172
Minority share	471	–	–
TOTAL: as per section III	490	2 133 296	2 536 330
IV. LONG–TERM LIABILITIES			
Loans and credits (67)	510	–	–
including: bank loans to be matured within 12 months from the reporting date	511	–	–
Loans to be matured within more than 12 months from the reporting date	512	–	–
Deffered tax liabilities	515	5 043	5 733
Other long–term liabilities	520		
TOTAL: as per section IV	590	5 043	5 733

LIABILITIES	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
V. CURRENT LIABILITIES			
Loans and credits (66)	610	–	–
including: bank loans to be matured within 12 months from the reporting date	611	–	–
Loans to be matured within 12 months from the reporting date	612	–	–
Accounts payable	620	424 278	355 632
including: suppliers and contractors (60, 76)	621	245 122	240 113
debts to the staff of organization (70)	622	–	–
debts to the state extra–budgetary funds (69)	623	–	754
taxes and fees payable (68)	624	13 943	3 622
other creditors	625	76 803	33 640
notes payable	626	–	–
liabilities to subsidiary companies and affiliates	627	14 275	330
advances received (62)	628	74 135	77 173
Debts to the members (founders) relating ti income payment (75)	630	2 215	–
Deferred income (98)	640	36 085	21 824
Provisions for future expenses (96)	650	–	–
Other current liabilities	660	–	–
TOTAL as per section V	690	462 578	377 456
BALANCE SHEET (total of lines 490+590+690)	700	2 600 917	2 919 519

CERTIFICATE ON VALUES AVAILABILITY TO BO TAKEN INTO ACCOUNT ON BELOW–LINE ACCOUNTS

PARAMETER NAME	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
Rented fixed asstes (001)	910	3 274 713	3 274 648
including leased fixed assets	911		
Inventory items accepted in deposit (002)	920	86	29 034
Goods accepted on commission (004)	930	78 264	35 504
Insolvent debtor's liabilities written off at a loss (007)	940	19 915	22 550
Liabilities and payments securities received (008)	950	–	94 553
Liabilities and payments securities given (009)	960	166 492	172 695
Housing facilities depreciation	970		
Depreciation of land improvement objects and other similar objects	980		

PARAMETER NAME	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
Intangible asstes received for free use	990		
OS up to 10000 roubles (012); Stocks to be taken into account (013); Accounting items to be taken into account (014)	991	20 136	15 858
Registered high security forms	992	108	170

PROFIT AND LOSS STATEMENT

PARAMETER NAME	CODE LINES	FOR THE ACCOUNTING PERIOD	FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR
1	2	3	4
I. PROFIT AND LOSS FROM ORDINARY ACTIVITIES			
Earnings (netto) from the sales of goods, production, work, services (minus VAT, excises and similar mandatory payments), including	010	2 166 573	2 241 207
From the sales of goods, products	011	827 187	1 108 508
From letting own floor space on lease and from sub-lease	012	1 292 273	1 118 315
From the sales of services	013	47 113	14 384
Prime cost of the sold goods, production, work, services, including:	020	(650 170)	(845 622)
From the sales of goods, products	021	(601 354)	(830 469)
From letting own floor space on lease and from sub-lease	022	–	–
From selling the services	023	(48 816)	(15 153)
Gross Profit	029	1 516 403	1 395 585
Business Expenses	030	(924 312)	(585 838)
Administrative expenses	040	(305 192)	(281 578)
Profit (loss) from the sales (lines (010-020-030-040))	050	286 899	(528 169)
II. OTHER EARNINGS AND COSTS			
Interest receivable	060	16 288	4 686
Interest payable	070	(–)	(7 922)
Profit from share in oyjer companies	080	25	601
Other operating income	090	670 497	666 034
Other operating expenses	100	(336 524)	(632 861)
Other non-operating income	120	32 056	60 572
Other non-operating costs	130	(172 414)	(52 129)
III. PROFIT (LOSS) BEFORE TAXATION	140	**496 827**	**567 150**
Deferred tax asset	141	856	-14
Deferred tax liability	142	(690)	(1 872)
Current income tax	150	(169 817)	(143 981)
Profit of past year, economic sanctions	160	(754)	(–)

PARAMETER NAME	CODE LINES	FOR THE ACCOUNTING PERIOD	FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR
1	2	3	4
Extraordinary income	170	–	–
Extraordinary charges	180	(244)	(–)
IV. NET PROFIT (LOSS) OF THE ACCOUNTIND PERIOD:	190	**326 178**	**421 283**
REFERENCE			
Minority share	195		
Permanent tax liability	200	50 412	1 643
Basic earnings (loss) per share			
Diluted earnings (loss) per share			

DESCRIPTION OF INDIVIDUAL PROFITS AND LOSSES

NAME OF PARAMETERS	CODE	FOR THE ACCOUNTING PERIOD		FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR	
		PROFIT	LOSS	PROFIT	LOSS
1	2	3	4	5	6
Fines, interest fines cancellation penalties accepted or on which court decisions (arbitral tribunals) on their recovery are received	210		755		81
Profit (loss) of previous years	220	2 803	17 702	4 978	2 503
Recovery of lossed caused by non-fullfilment or improper fullfilment of liabilities	230	31	13	378	–
Exchange differences relating to the transactions in foreign currency	240	760	458	1 759	3 375
Estimated provisions allocations	250	X	3	X	2 582
Writing-off accounts receivable and accounts payable on which the period of limitation is expired	260	2 600	451	3 546	84
	270				

REPORT ON THE EQUITY CHANGES FOR 2004

INDEX		AUTHORIZED CAPITAL	ADDITIONAL CAPITAL	RESERVES	RETAINED	TOTAL
NAME	CODE					
1	2	3	4	5	6	7
Balance as per December, 31 of the year preceding the previous one		60 000	153 946	9 000	1 560 160	1 783 106

INDEX NAME	CODE	AUTHORIZED CAPITAL	ADDITIONAL CAPITAL	RESERVES	RETAINED	TOTAL
1	2	3	4	5	6	7
2004 (PREVIOUS YEAR)						
Changes in accounting policy		x	x	x	–	–
Revaluation surplus		x	–	x	–	–
Result produced by foreign currency conversion			(128 788)		128 788	
Balance as per January, 1 of the previous year		60 000	25 158	9 000	1 688 948	1 783 106
Result produced by foreign currency conversion		x		x	–	–
Net earnings		x	x	x	421 283	421 283
Dividends		x	x	x	–	–
Appropriations to reserves	110	x	x	–	–	–
Rise in shareholders' vequity due to:						
additional share issue	121	–	x	x	x	–
increase of share par value	122	–	x	x	x	–
reorganization of legal entity	123	–	x	x	x	–
Decrease of shareholders' equity due to:						
decrease of share par value	131	–	x	x	x	–
decrease of share number	132	–	x	x	x	–
reorganization of legal entity	133	–	x	x	–	–
Re–calculation of the profit of last years					5 763	5 763
Balance as per January, 31 the previous year		60 000	25 158	9 000	2 115 994	2 210 152
2005 (ACCOUNTAING YEAR)						
Changes in accounting policy		x	x	x	–	–
Revalution surpus		x		x	–	–
Balance as per Lanuary 1, the accounting year	100	60 000	25 158	9 000	2 115 994	2 210 152

INDEX NAME	CODE	AUTHORIZED CAPITAL	ADDITIONAL CAPITAL	RESERVES	RETAINED	TOTAL
1	2	3	4	5	6	7
Result produced by foreign currency conversion		x		x	x	–
Net earnings		x	x	x	326 178	326 178
Dividends		x	x	x		
Appropriations to reserves		x	x	–	–	–
Rise in shareholders' vequity due to:						
additional share issue			x	x	x	–
increase of share par value			x	x	x	–
reorganization of legal entity			x	x	–	–
Decrease of shareholders' equity due to:						
decrease of share par value			x	x	x	–
decrease of share number			x	x	x	–
Re–calculation of the profit of last years			x	x	–	–
Balance as per December 31 of the accounting year		60 000	25 158	9 000	2 442 172	2 536 330

REPORT ON THE EQUITY CHANGES FOR 2005

INDEX NAME	CODE	BALANCE	RECEIVED	USED	BALANCE
1	2	3	4	5	6
STATUTORY RESERVES:					
Reserves (reserve name)					
previous year data		9 000	–	–	9 000
accounting year data		9 000	–	–	9 000
(reserve name)					
previous year data		–	–	–	–
accounting year data		–	–	–	–

INDEX NAME	CODE	BALANCE	RECEIVED	USED	BALANCE
1	2	3	4	5	6
RESERVES CREATED IN ACCORDANCE WITH THE FOUNDATION DOCUMENTS:					
(reserve name)					
previous year data		–	–	–	–
accounting year data		–	–	–	–
(reserve name)					
previous year data		–	–	–	–
accounting year data		–	–	–	–
ESTIMATED PROVISIONS:					
Reserve of doubtful debts (reserve name)					
previous year data		17 950	3	15 371	2 582
accounting year data		2 582	–	2 579	3
(reserve name)					
previous year data					
accounting year data					
(reserve name)					
previous year data					
accounting year data					
PROVISIONS FOR FUTURE EXPENSES:					
(reserve name)					
previous year data					
accounting year data					
(reserve name)					
previous year data					
accounting year data					

REFERENCES

INDEX NAME	CODE	BALANCE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	BALANCE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
1) Net assets	200	2 169 381	2 558 154

		FROM THE STATE BUDGET		FROM THE OFF-BUDGET FUNDS	
		FOR THE ACCOUNTING YEAR	FOR THE PREVIOUS YEAR	FOR THE ACCOUNTING YEAR	FOR THE PREVIOUS YEAR
		3	4	5	6
2) Received for:					
operating expenses total:	210				
including:	211				
investments in fixed assets	220				
including:	221				

CALCULATION OF THE NET ASSET VALUE OF JSC "GUM TRADING HOUSE" AS OF THE DATE OF DECEMBER 31, 2005

PARAMETER NAME	LINE CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
I. ASSETS			
1. Intangible assets	110	1 474	1 139
2. Fixed assets	120	502 581	460 716
3. Construction-in-progress	130	36 062	24 973
4. Income yielding investments into tangible assets	135		
5. Long-term and short-term financial investments	140+250	1 292 679	1 433 848
6. Other non-current assets	145, 150	11 408	119 042
7. Resources	210	241 072	201 306
8. Value-added tax	220	51 335	41 466
9. Account receivable	230+240	365 948	299 470
10. Monetary assets	260	98 358	337 559
11. Other current assets	270		
12. Total taken assets (the sum of the given points 1-11)		2 600 917	2 919 519
II. LIABILITIES			
13. Long-term loan and credit obligations	510		
14. Other long-term obligations	515, 520	5 043	5 733
15. Short-term loan and credit obligations	610		
16. Accounts payable	620	424 278	355 632
17. Dividends payable	630	2 215	

PARAMETER NAME	LINE CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
18. Reserves of the costs to be incurred			
19. Other short–tern obligations			
20. Total taken liabilities (the sum of the given points 13–19)		431 536	361 365
21. Net asset value of the Joint–Stock Company (total taken assets (p.12) minus total taken liabilities (p.20)		2 169 381	2 558 154

STATEMENT OF CASH FLOW AS PER DECEMBER 31, 2005

PARAMETER NAME	LINE CODE	FOR THE ACCOUNTING PERIOD	FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR
CASH BALANCE AS PER THE DEGINNING OF THE YEAR	010	98 486	295 883
CASH FLOWS FROM OPERATING ACTIVITIES:			
Monetary funds received from buyers, customers	020	1 052 023	1 680 099
other incoming	110	3 210 032	2 218 059
Cahs aimed at:	120	(4 233 209)	(3 749 186)
paying purchased goods, work and services	150	(1 232 081)	(627 564)
remunerating labour	160	(227 133)	(232 493)
paying dividends, interests	170	(–)	(4 198)
paying taxes and fees	180	(569 848)	(397 506)
assignments to the State off–budget (social) funds	181	(49 492)	(68 021)
other expenses	190	(2 154 655)	(2 419 404)
Net cash provided by (used in) operating activities	200	28 846	148 972
CASH FLOWS FROM INVESTING ACTIVITIES			
Sales proceeds of property, plant, equipment and other non–current assets	210	434 870	28 093
Sales proceeds of securities and other financial investments	220	430 642	598 801
Dividends received	230	–	44
Interest received	240	3 038	8 955
Proceeds from repayment of loans granted to other organizations	250	608 105	475
Acquisition of subsidiary organizatioms	280	(80 000)	( )
Purchases of securities and other financial investments	290	(43 592)	(20 245)
Purchases of securities and other financial investments	300	(180 000)	(80 000)
Loans granted to other organizations	310	(962 836)	(679 620)
Net cash provided by investing activities	340	210 227	–143 497
CASH FLOWS FROM FINANCIAL ACTIVITIES			
Earnings from issuing shares or other contribution securities	350	–	–
Earnings from loans and creditsgranted to other organizations	360	–	–
Earnings from repayment of the loans granted to other organizatioms	370	–	–

PARAMETER NAME	LINE CODE	FOR THE ACCOUNTING PERIOD	FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR
Purchase of the securities	380	–	–
Repayment of loans and credits (without interest)	390	(–)	(203 000)
Repayment of lfinancial lease liabilities	400	–	–
Loans granted to other organizations	410	–	–
Net cash provided by financial activities	430	–	– 203 000
Net increase (decrease) of cash and cash equivalents	440	239 073	– 197 525
CASH BALANCE AS PER THE END OF THE REPORTING PERIOD	450	337 559	98 358
Value of influence of the changes of foreign currency exchange rate in respect of rouble	460	117	– 766

SUPPLEMENT TO THE BALANCE SHEET FOR 2005
INTANGIBLE ASSETS

INDEX		AVAILABLE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	RECEIVED	RETIRED	AVAILABLE AS PER THE ENG OF THE ACCOUNTING YEAR
NAME	CODE				
1	2	3	4	5	6
Intellectual property items (exclusive rights for the results of intellectual propert)	010	2 378			2 378
including:					
patent holder's right to invention, production piece, suit model	011	–			–
right owner's to the computer programs. Gata bases	012	2 257	–	–	2 257
right holder's to topology of integral schemes	013	121	–	–	121
owner's to brand name and service sign, name of the place of goods origin	014	–	–	–	–
patent holder's to selection achievements	015	–	–	–	–
Organization costs	020	–	–	–	–
Business reputation of organization	030				
Other	040	–	–	–	–

INDEX		AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING YEAR
NAME	CODE		
1	2	3	6
Amortization of intangible assets – total	050	904	1 239
including.:			
Computer programs	051	882	1 205
trade marks	052	22	34

FIXED ASSETS

INDEX NAME	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	RECEIVED	RETIRED	AVAILABLE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4	5	6
Buildings	70	274 646	34 802	66 460	242 988
Installations and transfer mechanisms	75	1 647	–	–	1 647
Machinery and equipment	80	370 343	36 118	30 299	376 162
Means of transport	85	6 834	16 954	5 128	18 660
Inventory	90	3 042	188	304	2 926
Live stock		–	–	–	–
Productive live stock		–	–	–	–
Perennial live stock		–	–	–	–
Other types of the fixed assets	110	314	604	25	893
Land and natural resources		–	–	–	–
Investments in radical land development		–	–	–	–
Total	130	656 826	88 666	102 216	643 276

INDEX NAME	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
Depreciation of fixed assets – in total	140	154 245	182 560
including:			
buildings and installations	141	37 831	36 578
machinery, equipment, means of transport	142	116 269	145 725
other	142	145	257
The units of the fixed assets let on lease – in total	150	131 791	103 682
including:			
buildings	151	113 887	80 010
installations	152	18	–
equipment	153	17 886	23 672
Pemporary closed–down fixed assets		–	–
The units of the fixed assets received in rent – in total	160	3 274 713	3 274 648
including:			
Real estate put into operation and being in process of the State registration		–	–

REFERENCE: The result of revaluating the units of the fixed asstes:	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
	2	3	4
initial (restoration) cost	171	–	–
amortization	172	–	–

Changes of the value of the units of the fixed assets as a result of completion, development, *reconstruction, partial liquidation*	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
	2	3	4

PROFITABLE INVENTORIES INVESTMENTS

INDEX NAME	CODE	AVAILABLE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	RECEIVED	RETIRED	AVAILABLE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4	5	6
Property to be let on lease					
Property to be given under a hiring contract					
Other					
Total					

	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
Depreciation of the profitable inventories investments			

RESEARCH, DEVELOPMENT AND ENGINEERING PROJECTS EXPENSES

PROJECT CATEGORY NAME	CODE	AVAILABLE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	RECEIVED	WRITTEN OFF	AVAILABLE AS PER THE END OF THE ACCOUNTING YEAR
1	2	3	4	5	6
Total					
Including:					

REFERENCE	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
	2	3	4
Total expenses relating to incomplete research, development and engineering projects			

	CODE	FOR THE ACCOUNTING PERIOD	FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR
	2	3	4
The amount of the expenses relating to research, development and engineering projects which didn't give results ans were attributed to non–operating expenses			

EXPENSES FOR NATURE RESOURSES DEVELOPMENT

INDEX NAME	CODE	BALANCE AS PER THE BEGINNING OF THE ACCOUNTING PERIOD	RECEIVED	WRITTEN OFF	BALANCE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4	5	6
Expenses for nature resources development – in total					
including:					

REFERENCE.	CODE	AS PER THE BIGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
	2	3	4
the total expenses relating to bosom regions with unifinished search and estimation of fields, geological and (or) hydrogeological survey and other similar activities			
The totalexpenses for nature resources development attributed to non–operating expenses as unsuccussful, in the reporting period			

FINANCIAL INVESTMENTS

INDEX NAME	CODE	LONG-TERM AS PER THE BIGINNING OF THE ACCOUNTING YEAR	LONG-TERM AS PER THE END OF THE ACCOUNTING YEAR	SHORT-TERM AS PER THE BIGINNING OF THE ACCOUNTING YEAR	SHORT-TERM AS PER THE END OF THE ACCOUNTING YEAR
1	2	3	4	5	6
Shares in the authorized (legal) capitals of other prganizations, total	510	14 866	14 650	–	–
including subsidiary companies and affiliates	511	14 866	14 650		
state and municipal securities	515	1 792	1 792	–	–
securities of the other organizations – total	520	8 663	1 731	80 000	–
including debt securities (bonds, notes)	521	8 663	1 731	80 000	–
Loans given	525	532 800	1 413 375	516 196	2 300
Deposits	530	–	–	80 000	–
Other	535	–	–	58 362	
Total	540	558 121	1 431 548	734 558	2 300
From total amount Financial Investments having current market price: shares in authorized (legal) capitals of other organizations, total		–	–	–	–
including subsidiary companies and affiliates		–	–	–	–
State and municipal securities		–	–	–	–
Securities of the other organisations – total		–	–	–	–
including debt securities (bonds, notes)		–	–	–	–
Other	565	–	–	58 362	–
Total	570	–	–	58 362	
REFERENCE In terms of financial investments having a current market price, the value is changed as a result of adjusting the assessment	580	–	–	29 524	–
in terms of debt securities, a difference between initial cost and nominal cost is referred to the financial result of the reporting reriod		–	–	–	–

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

INDEX NAME	CODE	BALANCE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	BALANCE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
ACCOUNTS RECEIVABLE: short–term – total	610	364 523	299 138
including: payments with buyers and clients	611	28 649	66 212
advances given	612	283 569	201 749
other	613	52 305	31 177
long–term – total	620	1 425	332
including: payments with buyers and customers		–	
advances given	622		
other	623	1 425	332
Total		365 948	299 470
ACCOUNTS PAYABLE: short–term – total	640	424 278	355 632
including: payments with suppliers and contractors	641	245 122	240 113
advances received	642	74 135	77 173
payments on taxes and fees	643	13 943	3 622
credits	644	–	–
loans		–	–
other	646	91 078	34 724
long–term – total	650		
including: credits		–	–
loans		–	–
Deffered tax liabilities	653		
Total		424 278	355 632

OPERATING EXPENSES (CLASSIFIED BY INPUT FACTORS)

INDEX NAME	CODE	FOR THE ACCOUNTING YEAR	FOR THE PREVIOUS YEAR
1	2	3	4
Tangible costs	710	650 170	845 622
Employee compensation costs	720	241 125	232 847
Deductions for social needs	730	53 792	66 942
Amortization and depreciation	740	48 844	48 398
Other costs	750	885 743	519 229
Total, by input factors	760	1 879 674	1 713 038
Balance variation (increase [+], decrease [–]):			
work in process	765	–1	–8 342

INDEX NAME	CODE	FOR THE ACCOUNTING YEAR	FOR THE PREVIOUS YEAR
1	2	3	4
prepaid expenses	766	–9352	–1 014
provision for future expenses		–	–

COLLATERALS

INDEX NAME	CODE	BALANCE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	BALANCE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
Received – total	810		94 553
including: notes	811		
Property received as a pledge			
including: fixed assets items			
securities and other financial investments			
other			
Given – total		166 492	172 695
including: notes			
Property put in pawn			
including: fixed assets items			
securities and other financial investments			
other			

GOVERNMENT AID

INDEX NAME	CODE	BALANCE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	BALANCE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
State budget funds received during the accounting year – total			
including:			

	AS PER THE BEGINNING OF THE ACCOUNT ING YEAR	RECEIVED DURING THE ACCOUNTING PERIOD	REPAYED DURING THE ACCOUNTING PERIOD	AS PER THE END OF THE ACCOUNTING PERIOD
Budget Credits – total				
including:				

AUDIT COMMISSION REPORT ON THE RESULTS OF WORK OF OPEN JSC "GUM TRADING HOUSE" FOR 2005

The Audit Commission mentions that the accounting control of Open JSC "GUM Trading House" is prepared in compliance with Federal Law "On Accounting" #129-FL of November 21, 1996, "Clause on accounting and accounting control in the Russian Federation" #34n of July 29, 1998, Clause on accounting "Accounting policies of organization" (Clause on accounting 1/98) #60n approved by the decree of RF Ministry of Finance of December 09, 1998, Clause on accounting "Accounting control of organization" (Clause on accounting 4/99) #43n approved by the decree of RF Ministry of Finance of July 06, 1999, and other RF normative acts regulating the procedure of bookkeeping and drawing up of accounting control.

In 2005, the main source of proceeds is earnings from:

- Letting areas on lease and sublease to the amount of 1292,3mln. rubles, which is 15.6 per cent more than in 2004;
- Selling goods and production to the amount of 827,2mln. rubles, which is 25,4 per cent less than in 2004;
- Rendering of services at the amount of 47,1mln. rubles.

It's worth mentioning that, as a result of changing of commercial policy, specific weight of incomes from letting areas on lease sharply increased and amounted to 59.6 per cent of all incomes of the joint-stock company.

In 2005, net income before tax increased by 8.7 per cent and amounted to 1516,4mln. rubles. In 2005, commercial expenses increased by 57.8 per cent compared to last year and amounted to 924,3mln. rubles.

Costs increased in the following items:

- The costs for maintenance of buildings and premises increased by 18,1mln. rubles or 22.7 per cent. This happened, mainly, due to rise in tariffs for electric power by 20 per cent, water by 7 per cent, etc. Also, the costs for cleaning and serving premises by outside organizations significantly increased as a result of widening of servicing area.
- The costs for maintaining security services increased by 3,8mln. rubles or 21.6 per cent due to extra costs to safeguard the building in the Red Square.
- The costs for repair increased by 208,1mln. rubles and amounted to 277,9mln. rubles due to repair of incoming groups and portals, the show room and internal facades of the building in the Red Square.
- The costs for rent of premises increased by 19,9mln. rubles or 23.6 per cent due to rise of the premises to be rent in the building in the Red Square.
- The costs for advertising increased by 104,7mln. rubles and amounted to 149,0mln. rubles as a result of holding a large advertising campaign in August-December 2005.

In 2005, management expenses increased by 8.4 per cent compared to last year and amounted to 305,2mln. rubles. The increase took place as a result of growth of costs relating to the employees' wages of the joint-stock company by 9,7mln. rubles, and growth of deductions to the amount of 15,1mln. rubles to Management Company ATLAS PROJECT MAMAGEMENT LIMITED as a result of increase in gross profit.

In 2005, profit before tax amounted to 496,8mln. rubles and decreased by 12.4 per cent compared to last year. After assessment of taxes and other compulsory payments the profit of the reporting period amounted to 326,2mln. rubles.

In 2005, in the joint-stock company safety of stocks, fixed assets and monetary funds was ensured. The Joint-stock company carried out considerable work on reducing debts. In 2005, the accounts receivable reduced by 66,5mln. rubles or 18.2 per cent and amounted to 299,5mln. rubles. The accounts payables as per 31.12.2005 amounted to 355,6mln. rubles and reduced by 68,6mln. rubles or 16.2 per cent.

In 2005, the proper floating assets amounted to 498,9mln. rubles and reduced by 524,7mln. rubles due to granting loans to its subsidiaries for a period of more than 12 months.

In the reporting period the Audit Commission studied the results of financial and economic activities of Open JSC "GUM Trading House" as per the reporting dates. Non-operating expenses, circulation costs, standing of the proper floating assets, accounts payable and receivable were analyzed.

In the course of audit of the accounting control of Open JSC "GUM Trading House" for the reporting period by external auditor of LLC FINEXPERTISA approved by the resolution of general meeting of the shareholders, the JSC Controller's Department made all correctional entries in the report for 2005.

Taking into account the above mentioned, the Audit Commission confirms credibility of the JSC balance-sheet for January 01, 2005, to the amount of 2919,5mln. rubles of the annual report of Open JSC "GUM Trading House".

The Audit Commission recommend to take measures to build up the proper floating assets, reduce indirect costs, ensure timely settlements with debtors and creditors.

Chairman of the Audit Commission,
Open JSC "GUM TRADING HOUSE"
Demin, S.A.

AUDIT CERTIFICATE RELATING TO FINANCIAL (ACCOUNTING) RETURNS FOR 2005 OF OPEN JSC "GUM TRADING HOUSE"

AUDITOR

Name: Limited Liability Company "FinExpertiza";
Location: build 1, Skornyazhny pereulok, Moscow, 107078.
Certificate of state registration #937341 was issued in May 05, 1997, by Moscow registration chamber.
License #E002588 to carry out auditing activities was issued by RF Ministry of Finance in November 06, 2002, for 5 years.
License B 329021, registration #5797, to carry out the work relating to use of the information making a state secret, of 23.04.04 till 16.12.2007.
The auditor is a member of Moscow auditing chamber and National Federation of Consultants and Auditors.

AUDITED BODY

Full name: Open Joint-stock company "GUM Trading House".
Short name: OJSC "GUM TH".
Location: buid.3, Red Square, Moscow, 109012.
Certificate of the state registration: # 000457 is issued by Moscow registration chamber on 06.12.1990.

We've made audit of the financial (accounting) returns of Open JSC "GUM Trading House" for the period from 01.01.2005 to 31.12.2005 inclusively.

The financial (accounting) returns of Open JSC "GUM Trading House" consists of:

- Bookkeeping balance-sheet;
- Profit and loss statement;
- Enclosures to the bookkeeping balance sheet and profit and loss statement;
- Explanatory note.

The Executive body of Open JSC "GUM Trading House" is liable for preparation and submission of this financial (accounting) returns.

Our duty is to express our opinion about credibility of these returns in all significant respects and compliance of the procedure of bookkeeping with RF legislation based on the made audit.

We've made audit in accordance with:

- Federal Law "On Auditing";
- Federal Laws (standards) of auditing (approved by the Decree of RF Government #696 of September 23, 2002, "On approving the federal rules (standards) of auditing");
- Internal rules (standards) of auditing of Moscow Auditor's Chamber;
- Internal standards of auditing of LLC FinExpertisa.

The audit was planned and made so that to obtain reasonable assurance that the financial (accounting) returns didn't include any significant errors.

The audit was made on a sample basis and included studying on the basis of testing the proves confirming the significance and disclosure of the information in the financial (accounting) returns about the financial and economic activity, assessment of the accounting principles and methods, regulations for preparing financial (accounting) returns, determination of the main assessed values obtained by the management of Open JSC «GUM TH», as well as evaluation of the general idea of the financial (accounting) returns.

We believe the made audit provides sufficient grounds to express our opinion about credibility in all significant respects of financial (accounting) returns and compliance of the procedure of keeping accounts with RF legislation.

To our mind, the financial (accounting) returns of Open JSC "GUM Trading House" accurately reflect in all significant respects the financial standing as per 31.12.2005 and results of financial and economic activities for the period from 01.01. 2005 to 31.12.2005, inclusively.

March 22, 2006.

Director General
of LLC FINEXPERTIZA
Troubnikova E.A.

Manager of the audit
Viktorova U.L.

Qualification certificate rela
044675 of 25.04.2002.

"ФинЭкспертиза" МОСКВА